              As filed with the Securities and Exchange Commission.

                                                       `33 Act File No. ________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4

                 REGISTRATION STATEMENT UNDER THE SECURITIES [X]
                                   ACT OF 1933

                                       and

                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940        [ ]


                          NATIONWIDE VARIABLE ACCOUNT-9
                           (Exact Name of Registrant)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                   ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

    PATRICIA R. HATLER, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name and Address of Agent for Service)


Approximate date of proposed public offering: Upon the effective date of this Registration Statement. November 1, 2001 requested.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                          NATIONWIDE VARIABLE ACCOUNT-9
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                                                                                                                 CAPTION
PART A     INFORMATION REQUIRED IN A PROSPECTUS
Item 1.    Cover Page.................................................................................................Cover Page
Item 2.    Definitions.................................................................................Glossary of Special Terms
Item 3.    Synopsis or Highlights......................................................................Synopsis of the Contracts
Item 4.    Condensed Financial Information...................................................................................N/A
Item 5.    General Description of Registrant, Depositor, and Portfolio Companies
           .........................................................Nationwide Life Insurance Company; Investing in the Contract
Item 6.    Deductions and Expenses...............................................................Standard Charges and Deductions
Item 7.    General Description of Variable
           Annuity Contracts.......................................................Contract Ownership; Operation of the Contract
Item 8.    Annuity Period...............................................................................Annuitizing the Contract
Item 9.    Death Benefit and Distributions........................................................................Death Benefits
Item 10.   Purchases and Contract Value................................................................Operation of the Contract
Item 11.   Redemptions....................................................................................Surrender (Redemption)
Item 12.   Taxes  ....................................................................................Federal Tax Considerations
Item 13.   Legal Proceedings...................................................................................Legal Proceedings
Item 14.   Table of Contents of the Statement of Additional
                Information.........................................Table of Contents of the Statement of Additional Information

PART B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
Item 15.   Cover Page.................................................................................................Cover Page
Item 16.   Table of Contents...................................................................................Table of Contents
Item 17.   General Information and History.......................................................General Information and History
Item 18.   Services.....................................................................................................Services
Item 19.   Purchase of Securities Being Offered.............................................Purchase of Securities Being Offered
Item 20.   Underwriters.............................................................................................Underwriters
Item 21.   Calculation of Performance Information....................................................Calculations of Performance
Item 22.   Annuity Payments.....................................................................................Annuity Payments
Item 23.   Financial Statements.............................................................................Financial Statements

PART C     OTHER INFORMATION
Item 24.   Financial Statements and Exhibits.............................................................................Item 24
Item 25.   Directors and Officers of the Depositor.......................................................................Item 25
Item 26.   Persons Controlled by or Under Common Control with
                the Depositor or Registrant..............................................................................Item 26
Item 27.   Number of Contract Owners.....................................................................................Item 27
Item 28.   Indemnification...............................................................................................Item 28
Item 29.   Principal Underwriter.........................................................................................Item 29
Item 30.   Location of Accounts and Records..............................................................................Item 30
Item 31.   Management Services...........................................................................................Item 31
Item 32.   Undertakings..................................................................................................Item 32

                        NATIONWIDE LIFE INSURANCE COMPANY

                       Deferred Variable Annuity Contracts

                   Issued by Nationwide Life Insurance Company

                    through its Nationwide Variable Account-9

                   The date of this prospectus is _____, 2001.

--------------------------------------------------------------------------------
Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful to many investors in meeting long-term savings and retirement needs. There are, however, costs and charges associated with some of these unique benefits - costs and charges that do not exist or are not present with other investment products. With help from financial consultants or advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus with those of other investment products, including mutual funds and other variable annuity or variable life insurance products offered by Nationwide Life Insurance Company and its affiliates. This process will aid in determining whether the purchase of the contract described in this prospectus is consistent with an individual's goals, risk tolerance, time horizon, marital status, tax situation, and other personal characteristics and needs.

THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACTS BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

The following underlying mutual funds are available under the contracts:

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS
     -    American Century VP Income & Growth
     -    American Century VP International
     -    American Century VP Value

DREYFUS
     -    Dreyfus Investment Portfolios - European Equity Portfolio: Initial
          Shares
     -    The Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares
     -    Dreyfus Stock Index Fund, Inc.: Initial Shares
     -    Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial
          Shares

FEDERATED INSURANCE SERIES
     -    Federated Quality Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
     -    VIP Equity-Income Portfolio: Service Class
     -    VIP Growth Portfolio: Service Class
     -    VIP High Income Portfolio: Service Class*
     -    VIP Overseas Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
     -    VIP II Contrafund(R) Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCT FUND III
     -    VIP III Growth Opportunities Portfolio: Service Class

JANUS ASPEN SERIES
     -    Capital Appreciation Portfolio: Service Shares
     -    Global Technology Portfolio: Service Shares
     -    International Growth Portfolio: Service Shares

MORGAN STANLEY
   THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
     -    Emerging Markets Debt Portfolio
     -    Mid Cap Growth Portfolio
     -    U.S. Real Estate Portfolio

NATIONWIDE SEPARATE ACCOUNT TRUST
     -    Capital Appreciation Fund
     -    Dreyfus NSAT Mid Cap Index Fund
     -    Federated NSAT Equity Income Fund
     -    Federated NSAT High Income Bond Fund*
     -    Gartmore NSAT Emerging Markets Fund
     -    Gartmore NSAT Global Technology and Communications Fund
     -    Gartmore NSAT International Growth Fund
     -    Government Bond Fund
     -    J.P. Morgan NSAT Balanced Fund*
     -    MAS NSAT Multi Sector Bond Fund*
     -    Money Market Fund
     - Nationwide(R)Global 50 Fund (subadviser: J.P. Morgan Investment Management, Inc.)
     - Nationwide(R)Small Cap Growth Fund (subadvisers: Miller, Anderson & Sherrerd, LLP, Neuberger Berman, LLC, and Waddell & Reed
          Investment Management Company)
     -    Nationwide(R)Small Cap Value Fund (subadviser: The Dreyfus
          Corporation)

     - Nationwide(R)Small Company Fund (subadvisers: The Dreyfus Corporation, Neuberger Berman, LLC, Gartmore Global Partners, Strong Capital Management, Inc., and Waddell & Reed Investment Management Company)

     -    Strong NSAT Mid Cap Growth Fund
     -    Total Return Fund
     -    Turner NSAT Growth Focus Fund

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
     -    AMT Guardian Portfolio
     -    AMT Mid-Cap Growth Portfolio*
     -    AMT Partners Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS
     -    Oppenheimer Aggressive Growth Fund/VA
     -    Oppenheimer Capital Appreciation Fund/VA
     -    Oppenheimer Global Securities Fund/VA
     -    Oppenheimer Main Street Growth & Income Fund/VA

STRONG OPPORTUNITY FUND II, INC.

VAN ECK WORLDWIDE INSURANCE TRUST
     -    Worldwide Emerging Markets Fund
     -    Worldwide Hard Assets Fund

*These underlying mutual funds may invest in lower quality debt securities commonly referred to as junk bonds.


Some underlying mutual funds may assess short-term trading fees. These fees are assessed if assets invested in the underlying mutual fund are transferred or surrendered before the expiration of a specified time period. Consult the underlying mutual fund prospectus for more details.


Purchase payments not invested in the underlying mutual funds of Nationwide Variable Account-9 ("variable account") can be allocated to the fixed account or the Guaranteed Term Options (Guaranteed Term Options may not be available in every jurisdiction - refer to your contract for specific information).


The Statement of Additional Information (dated _____, 2001) which contains additional information about the contracts and the variable account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page 40.


For general information or to obtain FREE copies of the:
     -    Statement of Additional Information;
     - prospectus, annual report or semi-annual report for any underlying mutual fund;
     -    prospectus for the Guaranteed Term Options; or
     -    required Nationwide forms,

call:      1-800-848-6331
       TDD 1-800-238-3035

or write:

      NATIONWIDE LIFE INSURANCE COMPANY
      ONE NATIONWIDE PLAZA, 01-05-P1
      COLUMBUS, OHIO  43215

The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at:

                                   www.sec.gov

Information about this and other Best of America products can be found at:

                              www.bestofamerica.com

THIS ANNUITY:

-    IS NOT A BANK DEPOSIT
-    IS NOT FDIC INSURED
-    IS NOT INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY
-    IS NOT AVAILABLE IN EVERY STATE
-    MAY GO DOWN IN VALUE

Investors assume certain risks when investing in the contracts, including the possibility of losing money.

These contracts are offered to customers of brokerage firms. No brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of Nationwide.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the variable account value before the annuitization date.

ANNUITIZATION DATE- The date on which annuity payments begin.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to begin. This date may be changed by the contract owner with Nationwide's consent.

ANNUITY UNIT- An accounting unit of measure used to calculate variable annuity payments.

CONTRACT VALUE- The total value of all accumulation units plus any amount held in the fixed account and any amount held under Guaranteed Term Options.

CONTRACT YEAR- Each year the contract is in force beginning with the date the contract is issued.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

INDIVIDUAL RETIREMENT ANNUITY- An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

INVESTMENT-ONLY CONTRACT- A contract purchased by a Qualified Pension, Profit-Sharing or Stock Bonus Plan as defined by Section 401(a) of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company.

NON-QUALIFIED CONTRACT- A contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Account, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple IRA or Tax Sheltered Annuity.

QUALIFIED PLAN- A retirement plan that receives favorable tax treatment under
Section 401 of the Internal Revenue Code, including Investment-only Contracts. In this prospectus, all provisions applicable to Qualified Plans also apply to Investment-only Contracts unless specifically stated otherwise.

ROTH IRA- An annuity contract which qualifies for favorable tax treatment under
Section 408A of the Internal Revenue Code.

SEP IRA- An annuity contract which qualifies for favorable tax treatment under
Section 408(k) of the Internal Revenue Code.

SIMPLE IRA- An annuity contract which qualifies for favorable tax treatment under Section 408(p) of the Internal Revenue Code.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units and annuity units are separately maintained - each sub-account corresponds to a single underlying mutual fund.


TAX SHELTERED ANNUITY- An annuity that qualifies for favorable tax treatment under Section 403(b) of the Internal Revenue Code. The Tax Sheltered Annuities described in this prospectus are not subject to the Employee Retirement Income Security Act of 1974 ("ERISA").


VALUATION PERIOD- Each day the New York Stock Exchange is open for business.

VARIABLE ACCOUNT- Nationwide Variable Account-9, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS....................................

SUMMARY OF CONTRACT EXPENSES.................................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES.......................

EXAMPLE......................................................

SYNOPSIS OF THE CONTRACTS....................................

FINANCIAL STATEMENTS.........................................

NATIONWIDE LIFE INSURANCE COMPANY............................

NATIONWIDE INVESTMENT SERVICES CORPORATION...................

TYPES OF CONTRACTS...........................................

     Non-Qualified Contracts
     Individual Retirement Annuities ("IRAs")
     Simplified Employee Pension IRAs
         ("SEP IRAs")

     Simple IRAs
     Roth IRAs
     Tax Sheltered Annuities (Non-ERISA)
     Qualified Plans

INVESTING IN THE CONTRACT...................................
     The Variable Account and Underlying Mutual Funds
     Guaranteed Term Options
     The Fixed Account

CHARGES AND DEDUCTIONS......................................
     Mortality and Expense Risk Charge
     Contract Maintenance Charge
     Contingent Deferred Sales Charge
     Premium Taxes

CONTRACT OWNERSHIP..........................................
     Joint Ownership
     Contingent Ownership
     Annuitant
     Beneficiary and Contingent Beneficiary

OPERATION OF THE CONTRACT...................................
     Minimum Initial and Subsequent Purchase Payments
     Pricing
     Allocation of Purchase Payments
     Determining the Contract Value
     Transfers Prior to Annuitization
     Transfers After Annuitization
     Transfer Requests


RIGHT TO EXAMINE............................................


SURRENDER (REDEMPTION)......................................
     Partial Surrenders (Partial Redemptions)
     Full Surrenders (Full Redemptions)
     Surrenders Under a Texas Optional
         Retirement Program or a Louisiana Optional
         Retirement Plan
     Surrenders Under a Tax Sheltered Annuity

LOAN PRIVILEGE..............................................
     Minimum & Maximum Loan Amounts
     Maximum Loan Processing Fee
     How Loan Requests are Processed
     Loan Interest
     Loan Repayment
     Distributions & Annuity Payments
     Transferring the Contract
     Grace Period & Loan Default

ASSIGNMENT..................................................

CONTRACT OWNER SERVICES.....................................
     Asset Rebalancing
     Dollar Cost Averaging
     Systematic Withdrawals

ANNUITY COMMENCEMENT DATE...................................

ANNUITIZING THE CONTRACT....................................
     Annuitization Date
     Annuitization
     Fixed Payment Annuity
     Variable Payment Annuity
     Frequency and Amount of Annuity Payments
     Annuity Payment Options
     Guaranteed Minimum Income Benefit

DEATH BENEFITS..............................................
     Death of Contract Owner - Non-Qualified Contracts
     Death of Annuitant - Non-Qualified Contracts
     Death of Contract Owner/Annuitant
     Death Benefit Payment

     Determination of Death Benefit


REQUIRED DISTRIBUTIONS......................................
     Required Distributions for Non-Qualified Contracts
     Required Distributions for Tax Sheltered Annuities
     Required Distributions for Individual Retirement
         Annuities, SEP IRAs, and Simple IRAs
     Required Distributions for Roth IRAs
     New Minimum Required Distribution Rules

FEDERAL TAX CONSIDERATIONS..................................
     Federal Income Taxes
     Withholding
     Non-Resident Aliens
     Federal Estate, Gift, and Generation Skipping
         Transfer Taxes
     Charge for Tax

     Diversification
     Tax Changes

STATEMENTS AND REPORTS......................................

LEGAL PROCEEDINGS...........................................

ADVERTISING ................................................

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL
        INFORMATION.........................................

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL
        FUNDS...............................................

SUMMARY OF CONTRACT EXPENSES

The expenses listed below are charged to all contracts unless:
     -    the contract owner meets an available exception under the contract; or
     - a contract owner has replaced a standard benefit with an available option for an additional charge.

CONTRACT OWNER TRANSACTION EXPENSES

Maximum Contingent Deferred Sales
Charge ("CDSC") (as a percentage
of purchase payments surrendered).........................7%


Range of CDSC over time:

NUMBER OF COMPLETED YEARS FROM               CDSC
   DATE OF PURCHASE PAYMENT               PERCENTAGE

               0                              7%
               1                              7%
               2                              6%
               3                              5%
          Thereafter                          0%

Each contract year, the contract owner may withdraw without a CDSC the greater of:

     1)   the lesser of:

          a) 10% of the following: the total of all purchase payments that are subject to CDSC, minus any purchase payments previously withdrawn that were subject to CDSC at the time of withdrawal; or

          b)   10% of the contract value; or

     2) any amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code.

The free withdrawal privilege is non-cumulative. Free amounts not taken during any given contract year cannot be taken as free amounts in a subsequent contract year (see "Contingent Deferred Sales Charge").

The Internal Revenue Code may impose restrictions on withdrawals for contracts issued as Tax Sheltered Annuities or other Qualified Plans.

CONTRACT MAINTENANCE CHARGE.............................$35


Each year, on the contract anniversary, Nationwide will deduct the Contract Maintenance Charge from any contract with a contract value of less than $50,000. For any contract with a contract value of $50,000 or more on a contract anniversary, Nationwide will waive the Contract Maintenance Charge for that year and for all subsequent years.


VARIABLE ACCOUNT CHARGES
(annualized rate of variable account charges as a percentage of daily net assets)

Mortality and Expense Risk Charge......................1.75%
   Total Variable Account Charges......................1.75%


The variable account charges apply only to sub-account allocations. They do not apply to allocations made to the fixed account or to the Guaranteed Term Options. They are charged on a daily basis at the annualized rate noted above.

MAXIMUM LOAN PROCESSING FEE..............................$25


Nationwide may assess a loan processing fee at the time each new loan is processed. Currently, Nationwide does not assess a loan processing fee. The loan processing fee, if assessed, will not exceed $25 per loan processed. Loans are only available for contracts issued as Tax Sheltered Annuities. Loans are not available in all states. In addition, some states may not permit Nationwide to assess a loan processing fee (see "Loan Privilege").

The expenses shown below are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
             (as a percentage of underlying mutual fund net assets)

     -----------------------------------------------------------------------------------------------------------------------
                                                                    Management      Other        12b-1     Total Underlying
                                                                       Fees        Expenses       Fees        Mutual Fund
                                                                                                               Expenses
     -----------------------------------------------------------------------------------------------------------------------
     American Century Variable Portfolios, Inc. - American             0.70%        0.00%         0.00%           0.70%
     Century VP Income & Growth

     American Century Variable Portfolios, Inc. - American             1.23%        0.00%         0.00%           1.23%
     Century VP International

     American Century Variable Portfolios, Inc. - American             1.00%        0.00%         0.00%           1.00%
     Century VP Value

     Dreyfus Investment Portfolios - European Equity Portfolio:        1.00%        0.25%         0.00%           1.25%
     Initial Shares

     The Dreyfus Socially Responsible Growth Fund, Inc.: Initial       0.75%        0.03%         0.00%           0.78%
     Shares

     Dreyfus Stock Index Fund, Inc.: Initial Shares                    0.25%        0.01%         0.00%           0.26%

     Dreyfus Variable Investment Fund - Appreciation  Portfolio:       0.75%        0.03%         0.00%           0.78%
     Initial Shares

     Federated Insurance Series - Federated Quality Bond Fund II       0.28%        0.42%         0.00%           0.70%

     Fidelity VIP Equity-Income Portfolio: Service Class*              0.48%        0.08%         0.10%           0.66%

     Fidelity VIP Growth Portfolio: Service Class*                     0.57%        0.09%         0.10%           0.76%

     Fidelity VIP High Income Portfolio: Service Class                 0.58%        0.10%         0.10%           0.78%

     Fidelity VIP Overseas Portfolio: Service Class*                   0.72%        0.17%         0.10%           0.99%

     Fidelity VIP II Contrafund(R)Portfolio: Service Class*            0.57%        0.09%         0.10%           0.76%

     Fidelity VIP III Growth Opportunities Portfolio: Service          0.58%        0.11%         0.10%           0.79%
     Class*

     Janus Aspen Series - Capital Appreciation Portfolio:              0.65%        0.02%         0.25%           0.92%
     Service Shares

     Janus Aspen Series - Global Technology Portfolio:  Service        0.65%        0.04%         0.25%           0.94%
     Shares

     Janus Aspen Series - International Growth Portfolio:              0.65%        0.06%         0.25%           0.96%
     Service Shares

     NSAT Capital Appreciation Fund                                    0.60%        0.20%         0.00%           0.80%

     NSAT Dreyfus NSAT Mid Cap Index Fund                              0.50%        0.15%         0.00%           0.65%

     NSAT Federated NSAT Equity Income Fund                            0.80%        0.15%         0.00%           0.95%

     NSAT Federated NSAT High Income Bond Fund                         0.80%        0.15%         0.00%           0.95%

     NSAT Gartmore NSAT Emerging Markets Fund                          1.15%        0.60%         0.00%           1.75%

     NSAT Gartmore NSAT Global Technology and Communications Fund      0.98%        0.37%         0.00%           1.35%

     NSAT Gartmore NSAT International Growth Fund                      1.00%        0.60%         0.00%           1.60%

     NSAT Government Bond Fund                                         0.50%        0.16%         0.00%           0.66%

     NSAT J.P. Morgan NSAT Balanced Fund                               0.75%        0.15%         0.00%           0.90%

     NSAT MAS NSAT Multi Sector Bond Fund                              0.75%        0.15%         0.00%           0.90%

     NSAT Money Market Fund                                            0.39%        0.16%         0.00%           0.55%

     NSAT Nationwide Global 50 Fund                                    1.00%        0.20%         0.00%           1.20%

     NSAT Nationwide Small Cap Growth Fund                             1.10%        0.20%         0.00%           1.30%

     NSAT Nationwide Small Cap Value Fund                              0.90%        0.15%         0.00%           1.05%

     NSAT Nationwide Small Company Fund                                0.93%        0.28%         0.00%           1.21%


     -----------------------------------------------------------------------------------------------------------------------
                                                                    Management      Other        12b-1     Total Underlying
                                                                       Fees        Expenses       Fees        Mutual Fund
                                                                                                               Expenses
     -----------------------------------------------------------------------------------------------------------------------
     NSAT Strong NSAT Mid Cap Growth Fund                              0.90%        0.10%         0.00%          1.00%

     NSAT Total Return Fund                                            0.58%        0.20%         0.00%          0.78%

     NSAT Turner NSAT Growth Focus Fund                                0.90%        0.45%         0.00%          1.35%

     Neuberger Berman AMT Guardian Portfolio                           0.85%        0.15%         0.00%          1.00%

     Neuberger Berman AMT Mid-Cap Growth Portfolio                     0.84%        0.14%         0.00%          0.98%

     Neuberger Berman AMT Partners Portfolio                           0.82%        0.10%         0.00%          0.92%

     Oppenheimer Variable Account Funds - Oppenheimer Aggressive       0.62%        0.02%         0.00%          0.64%
     Growth Fund/VA

     Oppenheimer Variable Account Funds - Oppenheimer Capital          0.64%        0.03%         0.00%          0.67%
     Appreciation Fund/VA

     Oppenheimer Variable Account Funds - Oppenheimer Global           0.64%        0.04%         0.00%          0.68%
     Securities Fund/VA

     Oppenheimer Variable Account Funds - Oppenheimer Main Street      0.70%        0.03%         0.00%          0.73%
     Growth & Income Fund/VA

     Strong Opportunity Fund II, Inc.                                  1.00%        0.11%         0.00%          1.11%

     The Universal Institutional Funds, Inc. - Emerging Markets        0.59%        0.81%         0.00%          1.40%
     Debt Portfolio

     The Universal Institutional Funds, Inc. - Mid Cap Growth          0.00%        1.05%         0.00%          1.05%
     Portfolio

     The Universal Institutional Funds, Inc. - U. S. Real Estate       0.74%        0.36%         0.00%          1.10%
     Portfolio

     Van Eck Worldwide Insurance Trust - Worldwide Emerging            1.00%        0.26%         0.00%          1.26%
     Markets Fund

     Van Eck Worldwide Insurance Trust - Worldwide Hard Assets         1.00%        0.14%         0.00%          1.14%
     Fund


*Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of the uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. See the underlying mutual fund prospectus for details.

Some underlying mutual funds are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such funds without fee waivers and expense reimbursements.


     -----------------------------------------------------------------------------------------------------------------------
                                                                    Management      Other        12b-1     Total Underlying
                                                                       Fees        Expenses       Fees        Mutual Fund
                                                                                                               Expenses
     -----------------------------------------------------------------------------------------------------------------------
     Dreyfus Investment Portfolios - European Equity Portfolio:        1.00%        0.60%        0.00%          1.60%
     Initial Shares

     Federated Insurance Series - Federated Quality Bond Fund II       0.60%        0.67%        0.25%          1.52%

     NSAT Capital Appreciation Fund                                    0.60%        0.23%        0.00%          0.83%

     NSAT Dreyfus NSAT Mid Cap Index Fund                              0.50%        0.40%        0.00%          0.90%

     NSAT Federated NSAT Equity Income Fund                            0.80%        0.31%        0.00%          1.11%

     NSAT Federated NSAT High Income Bond Fund                         0.80%        0.32%        0.00%          1.12%

     NSAT Gartmore NSAT Emerging Markets Fund                          1.15%        2.94%        0.00%          4.09%

     NSAT Gartmore NSAT Global Technology and Communications Fund      0.98%        1.59%        0.00%          2.57%

     NSAT Gartmore NSAT International Growth Fund                      1.00%        1.88%        0.00%          2.88%

     NSAT Government Bond Fund                                         0.50%        0.23%        0.00%          0.73%

     NSAT J.P. Morgan NSAT Balanced Fund                               0.75%        0.32%        0.00%          1.07%

     NSAT MAS NSAT Multi Sector Bond Fund                              0.75%        0.34%        0.00%          1.09%

     NSAT Money Market Fund                                            0.39%        0.22%        0.00%          0.61%


     ------------------------------------------------------------------------------------------------------------------------
                                                                    Management      Other        12b-1     Total Underlying
                                                                       Fees        Expenses       Fees        Mutual Fund
                                                                                                               Expenses
     ------------------------------------------------------------------------------------------------------------------------
     NSAT Nationwide Global 50 Fund                                    1.00%        0.42%         0.00%          1.42%

     NSAT Nationwide Small Cap Growth Fund                             1.10%        0.50%         0.00%          1.60%

     NSAT Nationwide Small Cap Value Fund                              0.90%        0.30%         0.00%          1.20%

     NSAT Strong NSAT Mid Cap Growth Fund                              0.90%        0.27%         0.00%          1.17%

     NSAT Total Return Fund                                            0.58%        0.23%         0.00%          0.81%

     NSAT Turner NSAT Growth Focus Fund                                0.90%        4.13%         0.00%          5.03%

     Strong Opportunity Fund II, Inc.                                  1.00%        0.18%         0.00%          1.18%

     The Universal Institutional Funds, Inc. - Emerging Markets        0.80%        0.81%         0.00%          1.61%
     Debt Portfolio

     The Universal Institutional Funds, Inc. - Mid Cap Growth          0.75%        1.54%         0.00%          2.29%
     Portfolio

     The Universal Institutional Funds, Inc. - U. S. Real Estate       0.80%        0.36%         0.00%          1.16%
     Portfolio

     Van Eck Worldwide Insurance Trust - Worldwide Emerging            1.00%        0.33%         0.00%          1.33%
     Markets Fund

     Van Eck Worldwide Insurance Trust - Worldwide Hard Assets         1.00%        0.16%         0.00%          1.16%
     Fund

EXAMPLE

The following chart shows the expenses (in dollars) that would be incurred under this contract assuming a $1,000 investment, 5% annual return, and no change in expenses. The underlying mutual fund expense information is for the period ended December 31, 2000 and reflects any reimbursements and/or waivers in effect at that time. If the underlying mutual fund expenses did not reflect the reimbursements and/or waivers, the expenses contained in the table below would be higher.

These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown below.


The example reflects expenses of both the variable account and the underlying mutual funds. The example reflects the CDSC schedule and assumed variable account charges of 1.75%. The Contract Maintenance Charge is reflected as a percentage of the average account value. Since the average contract value is greater than $1,000, the expense effect of the Contract Maintenance Charge is reduced accordingly. Deductions for premium taxes are not reflected but may apply.



--------------------------------------------------------------------------------------------------------------------------
                              If you surrender your contract  If you do not surrender your       If you annuitize your
                               at the end of the applicable    contract at the end of the      contract at the end of the
                                       time period               applicable time period          applicable time period
--------------------------------------------------------------------------------------------------------------------------
                               1 Yr.  3 Yrs.  5 Yrs. 10 Yrs.  1 Yr.  3 Yrs 5 Yrs.  10 Yrs.    1 Yr. 3 Yrs.  5 Yrs. 10 Yrs.
--------------------------------------------------------------------------------------------------------------------------
American Century Variable       103     166    204     418      40    121    204     418        *     121    204     418
Portfolios, Inc. - American
Century VP Income & Growth

American Century Variable       108     182    229     464      45    137    229     464        *     137    229     464
Portfolios, Inc. - American
Century VP International

American Century Variable       106     175    218     444      43    130    218     444        *     130    218     444
Portfolios, Inc. - American
Century VP Value

Dreyfus Investment Portfolios   109     183    230     466      46    138    230     466        *     138    230     466
- European Equity Portfolio:
Initial Shares

--------------------------------------------------------------------------------------------------------------------------
                              If you surrender your contract  If you do not surrender your       If you annuitize your
                               at the end of the applicable    contract at the end of the      contract at the end of the
                                       time period               applicable time period          applicable time period
--------------------------------------------------------------------------------------------------------------------------
                               1 Yr.  3 Yrs.  5 Yrs. 10 Yrs.  1 Yr.  3 Yrs 5 Yrs.  10 Yrs.    1 Yr. 3 Yrs.  5 Yrs. 10 Yrs.
--------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially            104     168    208     425      41    123    208     425      *     123    208     425
Responsible Growth Fund,
Inc.: Initial Shares

Dreyfus Stock Index Fund,        98     152    182     377      35    107    182     377      *     107    182     377
Inc.: Initial Shares

Dreyfus Variable Investment     104     168    208     425      41    123    208     425      *     123    208     425
Fund - Appreciation
Portfolio: Initial Shares

Federated Insurance Series -    103     166    204     418      40    121    204     418      *     121    204     418
Federated Quality Bond Fund II

Fidelity VIP Equity-Income      102     165    202     414      39    120    202     414      *     120    202     414
Portfolio:  Service Class

Fidelity VIP Growth             104     168    207     423      41    123    207     423      *     123    207     423
Portfolio:  Service Class

Fidelity VIP  High Income       104     168    208     425      41    123    208     425      *     123    208     425
Portfolio:  Service Class

Fidelity VIP Overseas           106     175    218     443      43    130    218     443      *     130    218     443
Portfolio:  Service Class

Fidelity VIP II Contrafund(R)   104     168    207     423      41    123    207     423      *     123    207     423
Portfolio:  Service Class

Fidelity VIP III Growth         104     169    208     426      41    124    208     426      *     124    208     426
Opportunities Portfolio:
Service Class

Janus Aspen Series - Capital    105     173    214     437      42    128    214     437      *     128    214     437
Appreciation Portfolio:
Service Shares

Janus Aspen Series - Global     105     173    215     439      42    128    215     439      *     128    215     439
Technology Portfolio:
Service Shares

Janus Aspen Series -            106     174    216     441      43    129    216     441      *     129    216     441
International Growth
Portfolio:  Service Shares

NSAT Capital Appreciation Fund  104     169    208     427      41    124    208     427      *     124    208     427


NSAT Dreyfus NSAT Mid Cap       102     164    201     413      39    119    201     413      *     119    201     413
Index Fund

NSAT Federated NSAT Equity      106     174    216     440      43    129    216     440      *     129    216     440
Income Fund

NSAT Federated NSAT High        106     174    216     440      43    129    216     440      *     129    216     440
Income Bond Fund

NSAT Gartmore NSAT Emerging     114     198    254     507      51    153    254     507      *     153    254     507
Markets Fund

NSAT Gartmore NSAT Global       110     186    235     474      47    141    235     474      *     141    235     474
Technology and Communications
Fund

NSAT Gartmore NSAT              112     193    247     495      49    148    247     495      *     148    247     495
International Growth Fund

NSAT Government Bond Fund       102     165    202     414      39    120    202     414      *     120    202     414

NSAT J.P. Morgan NSAT           105     172    213     435      42    127    213     435      *     127    213     435
Balanced Fund

NSAT MAS NSAT Multi Sector      105     172    213     435      42    127    213     435      *     127    213     435
Bond Fund

--------------------------------------------------------------------------------------------------------------------------
                              If you surrender your contract  If you do not surrender your       If you annuitize your
                               at the end of the applicable    contract at the end of the      contract at the end of the
                                       time period               applicable time period          applicable time period
--------------------------------------------------------------------------------------------------------------------------
                               1 Yr.  3 Yrs.  5 Yrs. 10 Yrs.  1 Yr.  3 Yrs 5 Yrs.  10 Yrs.    1 Yr. 3 Yrs.  5 Yrs. 10 Yrs.
--------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund          101     161    196     404      38    116    196     404      *     116    196     404

NSAT Nationwide Global 50 Fund  108     181    228     461      45    136    228     461      *     136    228     461

NSAT Nationwide Small Cap       109     184    233     470      46    139    233     470      *     139    233     470
Growth Fund

NSAT Nationwide Small Cap       107     177    221     449      44    132    221     449      *     132    221     449
Value Fund

NSAT Nationwide Small Company   108     181    228     462      45    136    228     462      *     136    228     462
Fund

NSAT Strong NSAT Mid Cap        106     175    218     444      43    130    218     444      *     130    218     444
Growth Fund

NSAT Total Return Fund          104     168    208     425      41    123    208     425      *     123    208     425

NSAT Turner NSAT Growth Focus   110     186    235     474      47    141    235     474      *     141    235     474
Fund

Neuberger Berman AMT Guardian   106     175    218     444      43    130    218     444      *     130    218     444
Portfolio

Neuberger Berman AMT Mid-Cap    106     174    217     442      43    129    217     442      *     129    217     442
Growth Portfolio

Neuberger Berman AMT Partners   105     173    214     437      42    128    214     437      *     128    214     437
Portfolio

Oppenheimer Variable Account    102     164    201     412      39    119    201     412      *     119    201     412
Funds - Oppenheimer
Aggressive Growth Fund/VA

Oppenheimer Variable Account    103     165    202     415      40    120    202     415      *     120    202     415
Funds - Oppenheimer Capital
Appreciation Fund/VA

Oppenheimer Variable Account    103     165    203     416      40    120    203     416      *     120    203     416
Funds - Oppenheimer Global
Securities Fund/VA

Oppenheimer Variable Account    103     167    205     420      40    122    205     420      *     122    205     420
Funds - Oppenheimer Main
Street Growth & Income
Fund/VA

Strong Opportunity Fund II,     107     178    224     454      44    133    224     454      *     133    224     454
Inc.

The Universal Institutional     110     187    238     478      47    142    238     478      *     142    238     478
Funds, Inc. - Emerging
Markets Debt Portfolio

The Universal Institutional     107     177    221     449      44    132    221     449      *     132    221     449
Funds, Inc. - Mid Cap Growth
Portfolio

The Universal Institutional     107     178    223     453      44    133    223     453      *     133    223     453
Funds, Inc. - U. S. Real
Estate Portfolio

Van Eck Worldwide Insurance     109     183    231     467      46    138    231     467      *     138    231     467
Trust - Worldwide Emerging
Markets Fund

Van Eck Worldwide Insurance     108     179    225     456      45    134    225     456      *     134    225     456
Trust - Worldwide Hard Assets
Fund


*Annuitization is not permitted during the first two contract years.

SYNOPSIS OF THE CONTRACTS


The contracts described in this prospectus are individual flexible purchase payment contracts.


The contracts can be categorized as:
     -    Investment-only;
     -    Non-Qualified;
     -    Individual Retirement Annuities;
     -    Roth IRAs;
     -    SEP IRAs;
     -    Simple IRAs;
     -    Tax Sheltered Annuities (Non-ERISA); and
     -    Charitable Remainder Trusts.

For more detailed information with regard to the differences in the contract types, please see "Types of Contracts" later in this prospectus.

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS

                              MINIMUM         MINIMUM SUBSEQUENT
       CONTRACT          INITIAL PURCHASE      PURCHASE PAYMENTS
         TYPE                 PAYMENT


Investment-only                $10,000                  $500*

Non-Qualified                  $10,000                  $500*

Individual Retirement          $10,000                  $500*
Annuities

Roth IRA                       $10,000                  $500*

SEP IRA                        $10,000                  $500*

Simple IRA                     $10,000                  $500*

Tax Sheltered Annuity          $10,000                  $500*

Charitable Remainder           $10,000                  $500*
Trust



*For subsequent purchase payments sent via automatic deposit, the minimum subsequent purchase payment is $150.

Subsequent purchase payments may not be permitted in all states.


Guaranteed Term Options

Guaranteed Term Options are separate investment options under the contract. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000.

CHARGES AND EXPENSES


Nationwide deducts a Mortality and Expense Risk Charge equal to an annualized rate of 1.75% of the daily net assets of the variable account. Nationwide assesses this charge in return for bearing certain mortality and expense risks, and for certain administrative expenses.

Each year, on the contract anniversary, Nationwide will deduct a $35 Contract Maintenance Charge from any contract with a contract value of less than $50,000. For any contract with a contract value of $50,000 or more on a contract anniversary, Nationwide will waive the Contract Maintenance Charge for that year and for all subsequent years.

Nationwide does not deduct a sales charge from purchase payments upon deposit into the contract. However, Nationwide may deduct a Contingent Deferred Sales Charge ("CDSC") if any amount is withdrawn from the contract. The CDSC reimburses Nationwide for sales expenses. The amount of the CDSC will not exceed 7% of purchase payments surrendered.

ANNUITY PAYMENTS

Annuity payments begin on the annuitization date. The payments will be based on the annuity payment option elected prior to annuitization. If no annuity payment option is elected as of the annuitization date, Nationwide will use the Life Annuity with 240 Monthly Payments Guaranteed as the default annuity payment option (see "Annuity Payment Options").


TAXATION

How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against the contract any premium taxes levied by any governmental authority (see "Federal Tax Considerations" and "Premium Taxes").


EXAMINATION PERIOD

To be sure that the contract owner is satisfied with this contract, the contract owner has the "Right to Examine" the contract. Within ten days of receiving the contract, the contract owner may return the contract to Nationwide or the selling agent. When Nationwide receives the contract at its home office, Nationwide will void the contract as though it had never been in force and Nationwide will refund the contract value in full (see "Right to Examine").


FINANCIAL STATEMENTS

Financial statements for Nationwide are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide's home office at the telephone number listed on page 1 of this prospectus.

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under Ohio law in March 1929, with its home office at

One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

NATIONWIDE INVESTMENT SERVICES CORPORATION

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation ("NISC"), Two Nationwide Plaza, Columbus, Ohio 43215. (For contracts issued in the State of Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.) NISC is a wholly owned subsidiary of Nationwide.

TYPES OF CONTRACTS

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code. The following is a general description of the various types of contracts. Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on the type of contract.

NON-QUALIFIED CONTRACTS


A Non-Qualified Contract is a contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an Individual Retirement Annuity, Roth IRA, SEP IRA, Simple IRA, Investment-only Contract, or Tax Sheltered Annuity.


Upon the death of the owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period of time.

Non-Qualified Contracts that are owned by natural persons allow for the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")

Individual Retirement Annuities are contracts that satisfy the following requirements:

-    the contract is not transferable by the contract owner;

-    the premiums are not fixed;

- the annual premium cannot exceed $2,000 (although rollovers of greater amounts from Qualified Plans, Tax Sheltered Annuities and other IRAs can be received);

- certain minimum distribution requirements must be satisfied after the contract owner attains the age of 70 1/2;

- the entire interest of the contract owner in the contract is nonforfeitable; and

- after the death of the contract owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Depending on the circumstance of the contract owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.


IRAs may receive rollover contributions from other Individual Retirement Accounts and other Individual Retirement Annuities, from Tax Sheltered Annuities, and from qualified retirement plans.


For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established.

SIMPLIFIED EMPLOYEE PENSION IRAS ("SEP IRAS")

A SEP IRA is a written plan established by an employer for the benefit of employees which permits the employer to make contributions to an IRA established for the benefit of each employee.

An employee may make deductible contributions to a SEP IRA in the same way, and with the same restrictions and limitations, as an IRA. In addition, the employer may make contributions to the SEP IRA, subject to dollar and percentage limitations imposed by both the Internal Revenue Code and the written plan.

A SEP IRA plan established by an employer must satisfy:

-    minimum participation rules;

-    top-heavy contribution rules;

-    nondiscriminatory allocation rules; and

-    requirements regarding a written allocation formula.

In addition, the plan cannot restrict withdrawals of non-elective contributions, and must restrict withdrawals of elective contributions before March 15th of the following year.

SIMPLE IRAS

A Simple IRA is an individual retirement annuity which is funded exclusively by a qualified salary reduction arrangement and satisfies:

-    vesting requirements,

-    participation requirements; and

-    administrative requirements.


Assets contributed to a Simple IRA cannot be commingled with assets in IRAs or SEP IRAs.

A Simple IRA can only receive rollover distributions from another Simple IRA.


ROTH IRAS

Roth IRA contracts are contracts that satisfy the following requirements:

-    the contract is not transferable by the contract owner;

-    the premiums are not fixed;

- the annual premium cannot exceed $2,000 (although rollovers of greater amounts from other Roth IRAs and IRAs can be received);

- the entire interest of the contract owner in the contract is nonforfeitable; and

- after the death of the contract owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an IRA; however, the amount rolled over from the IRA to the Roth IRA is required to be included in the contract owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA and additional income limitations for eligibility to roll over amounts from an IRA to a Roth IRA. For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established.

TAX SHELTERED ANNUITIES (NON-ERISA)

Certain tax-exempt organizations (described in section 501(c)(3) of the Internal Revenue Code) and public school systems may establish a plan under which annuity contracts can be purchased for their employees. These annuity contracts are often referred to as Tax Sheltered Annuities.

Purchase payments made to Tax Sheltered Annuities are excludable from the income of the employee, up to statutory maximum amounts. These amounts should be set forth in the plan adopted by the employer.

The contract owner's interest in the contract is nonforfeitable (except for failure to pay premiums) and cannot be transferred. Certain minimum distribution requirements must be satisfied after the contract owner attains the age of 70 1/2, and after the death of the contract owner. Additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

QUALIFIED PLANS

Contracts that are owned by Qualified Plans are not intended to confer tax benefits on the beneficiaries of the plan; they are used as investment vehicles for the plan. The income tax consequences to the beneficiary of a Qualified Plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of Qualified Plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a Qualified Plan.

INVESTING IN THE CONTRACT

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS

Nationwide Variable Account-9 is a variable account that contains the underlying mutual funds listed in Appendix A. The variable account was established on May 22, 1997, pursuant to Ohio law. Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against, the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to contract owners under the contracts.

The variable account is divided into sub-accounts, each corresponding to a single underlying mutual fund. Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on contract owner instructions. There are two sub-accounts for each underlying mutual fund. One sub-account contains shares attributable to accumulation units under Non-Qualified Contracts. The other sub-account contains shares attributable to accumulation units under Investment-only Contracts, Individual Retirement Annuities, SEP IRAs, Simple IRAs, Roth IRAs, and Tax Sheltered Annuities.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Contract owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Voting Rights

Contract owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote contract owner shares at special shareholder meetings based on contract owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Contract owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Notification will contain proxy materials and a form with which to give Nationwide voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a contract owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of the underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

     1) shares of a current underlying mutual fund are no longer available for investment; or

     2)   further investment in an underlying mutual fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

GUARANTEED TERM OPTIONS


Guaranteed Term Options are separate investment options under the contract. The Guaranteed Term Option prospectus should be read along with this prospectus. The minimum amount that may be allocated to any Guaranteed Term Option is $1,000. Allocations to the Guaranteed Term Options are not subject to variable account charges.


Guaranteed Term Options provide a guaranteed rate of interest over four different maturity durations: three (3), five (5), seven (7) or ten (10) years.
Note: The guaranteed term may last for up to 3 months beyond the 3, 5, 7, or 10 year period since every guaranteed term will end on the final day of a calendar quarter.

For the duration selected, Nationwide will declare a guaranteed interest rate. That rate will be credited to amounts allocated to the Guaranteed Term Option UNLESS a distribution is taken before the maturity date.

If a distribution occurs before the maturity date, the amount distributed will be subject to a market value adjustment. A market value adjustment can increase or decrease the amount distributed depending on current interest rate fluctuations. No market value adjustment will be applied if Guaranteed Term Option allocations are held to maturity.

Because a market value adjustment can affect the value of a distribution, its effects should be carefully considered before surrendering or transferring from Guaranteed Term Options. When actual interest rates are higher than the guaranteed rate, a market value adjustment would reduce the value of the amount distributed. When actual interest rates are lower than the guaranteed rate, the value of the amount distributed would increase.

Guaranteed Term Options are available only during the accumulation phase of a contract. They are not available after the annuitization date. In addition, Guaranteed Term Options are not available for use with Asset Rebalancing, Dollar Cost Averaging, or Systematic Withdrawals.

Guaranteed Term Options may not be available in every state.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in this and other Nationwide separate accounts. The general account is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks. The general account is not subject to the same laws as the variable account and the SEC has not reviewed material in this prospectus relating to the fixed account. However, information relating to the fixed account is subject to federal securities laws relating to the accuracy and completeness of prospectus disclosure.

Purchase payments will be allocated to the fixed account by election of the contract owner.

The investment income earned by the fixed account will be allocated to the contracts at varying guaranteed interest rate(s) depending on the following categories of fixed account allocations:


- New Money Rate - The rate credited to the fixed account allocation when the contract is purchased or when subsequent purchase payments are made. Subsequent purchase payments may receive different New Money Rates than the rate when the contract was issued, since the New Money Rate is subject to change based on market conditions.


- Variable Account to Fixed Rate - Allocations transferred from any of the underlying investment options in the variable account to the fixed account may receive a different rate. The rate may be lower than the New Money Rate. There may be limits on the amount and frequency of movements from the variable account to the fixed account.

- Renewal Rate - The rate available for maturing fixed account allocations which are entering a new guarantee period. The contract owner will be notified of this rate in a letter issued with the quarterly statements when any of the money in the contract owner's fixed account matures. At that time, the contract owner will have an opportunity to leave the money in the fixed account and receive the Renewal Rate or the contract owner can move the money to any of the other underlying mutual fund options.

- Dollar Cost Averaging Rate - From time to time, Nationwide may offer a more favorable rate for an initial purchase payment into a new contract when used in conjunction with a Dollar Cost Averaging program.

All of these rates are subject to change on a daily basis; however, once applied to the fixed account, the interest rates are guaranteed until the end of the calendar quarter during the 12 month anniversary in which the fixed account allocation occurs.

Credited interest rates are annualized rates - the effective yield of interest over a one-year period. Interest is credited to each contract on a daily basis. As a result, the credited interest rate is compounded daily to achieve the stated effective yield.

The guaranteed rate for any purchase payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The contract owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

Nationwide guarantees that the fixed account contract value will not be less than the amount of the purchase payments allocated to the fixed account, plus interest credited as described above, less surrenders and any applicable charges including CDSC.

CHARGES AND DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE


Nationwide deducts a Mortality and Expense Risk Charge from the variable account. This amount is computed on a daily basis and is equal to an annualized rate of 1.75% of the daily net assets of the variable account.


The mortality risk component compensates Nationwide for guaranteeing the annuity purchase rates of the contracts. This guarantee ensures that the annuity purchase rates will not change regardless of the death rates of annuity payees or the general population. The mortality risk component also compensates Nationwide for risks assumed in connection with the standard death benefit, but only partially compensates Nationwide in connection with the two optional death benefits, for which there are separate charges.

The expense risk component compensates Nationwide for guaranteeing that charges will not increase regardless of actual expenses.

If the Mortality and Expense Risk Charge is insufficient to cover actual expenses, the loss is borne by Nationwide.

CONTRACT MAINTENANCE CHARGE


Nationwide deducts a Contract Maintenance Charge of $35 on each contract anniversary and upon full surrender of the contract. This charge reimburses Nationwide for administrative expenses involved in issuing and maintaining the contract.


The deduction of the Contract Maintenance Charge will be taken proportionately from each sub-account and the fixed account based on the value in each option as compared to the total contract value.


If, on any contract anniversary (or on the date of a full surrender), the contract value is $50,000 or more, Nationwide will waive the Contract Maintenance Charge for that year and all subsequent years.


Nationwide will not increase the Contract Maintenance Charge. Nationwide will not reduce or eliminate the Contract Maintenance Charge where it would be discriminatory or unlawful.


CONTINGENT DEFERRED SALES CHARGE ("CDSC")

No sales charge deduction is made from the purchase payments when amounts are deposited into the contracts. However, if any part of the contract is surrendered, Nationwide may deduct a CDSC. The CDSC will not exceed 7% of purchase payments surrendered.


The CDSC is calculated by multiplying the applicable CDSC percentage (noted below) by the amount of purchase payments surrendered.


For purposes of calculating the CDSC, surrenders are considered to come first from the oldest purchase payment made to the contract, then the next oldest purchase payment, and so forth. Earnings are not subject to a CDSC. However, earnings may not be distributed prior to the distribution of all purchase payments. (For tax purposes, a surrender is usually treated as a withdrawal of earnings first.)


The CDSC applies as follows:

 NUMBER OF COMPLETED YEARS FROM                CDSC
    DATE OF PURCHASE PAYMENT                PERCENTAGE

                0                               7%
                1                               7%
                2                               6%
                3                               5%
           Thereafter                           0%



The CDSC is used to cover sales expenses, including commissions (maximum of 5.0% of purchase payments), production of sales material and other promotional expenses. If expenses are greater than the CDSC, the shortfall will be made up from Nationwide's general account, which may indirectly include portions of the variable account charges, since Nationwide may generate a profit from these charges.


All or a portion of any withdrawal may be subject to federal income taxes. Contract owners taking withdrawals before age 59 1/2 may be subject to a 10% penalty tax.

Waiver of Contingent Deferred Sales Charge


Each contract year, the contract owner may withdraw without a CDSC the greater of:

1)   the lesser of:

     a) 10% of the following: the total of all purchase payments that are subject to CDSC, less any purchase payments previously withdrawn that were subject to CDSC at the time of withdrawal; or

     b)   10% of the contract value; or


2) any amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code.

The CDSC-free privilege is non-cumulative. Free amounts not taken during any given contract year cannot be taken as free amounts in a subsequent contract year.


In addition, no CDSC will be deducted:

     1) upon the annuitization of contracts which have been in force for at least two years;

     2)   upon payment of a death benefit; or


     3) from any values which have been held under a contract for at least 4 years.


No CDSC applies to transfers among sub-accounts or between or among the Guaranteed Term Options, the fixed account and/or the variable account.

A contract held by a Charitable Remainder Trust (as defined by Internal Revenue Code Section 664) may withdraw CDSC-free the greater of (a) or (b), where:

     a) is the amount which would otherwise be available for withdrawal without a CDSC; and

     b) is the difference between the total purchase payments made to the contract as of the date of the withdrawal (reduced by previous withdrawals) and the contract value at the close of the day prior to the date of the withdrawal.

The CDSC will not be eliminated if to do so would be unfairly discriminatory or prohibited by state law.


Waiver of CDSC for Terminal Illness or Confinement to Hospital/Long Term Care Facility


No CDSC will be charged if:

     1) the contract owner has been diagnosed by a physician (after contract issuance) to have a terminal illness; and

     2) Nationwide receives and records a letter from that physician indicating such diagnosis.


In addition, Nationwide will waive any applicable CDSC upon notification that the contract owner has been confined to a nursing home or long term care facility for a continuous 90-day period that began on or after the third contract anniversary. Nationwide must receive the notification during the period of confinement or within 90 days after release.

If the contract is jointly owned, Nationwide will waive the CDSC if either joint owner is diagnosed with a terminal illness or confined to a hospital or long term care facility.

Written notice and proof of terminal illness or confinement must be received in a form satisfactory to Nationwide and recorded at Nationwide's home office prior to waiver of the CDSC.


For those contracts that have a non-natural person as the contract owner acting as an agent for a natural person, the annuitant may exercise the rights of the contract owner for the purposes described in this provision. If the non-natural contract owner does NOT own the contract as an agent for a natural person (e.g., the contract owner is a corporation or a trust for the benefit of an entity), the annuitant may NOT exercise the rights described in this provision.

PREMIUM TAXES

Nationwide will charge against the contract value any premium taxes levied by a state or other government entity. Premium tax rates currently range from 0% to 5%. This range is subject to change. The method used to assess premium tax will be determined by Nationwide at its sole discretion in compliance with state law.

If applicable, Nationwide will deduct premium taxes from the contract either at:

     1)   the time the contract is surrendered;

     2)   annuitization; or

     3)   such earlier date as Nationwide becomes subject to premium taxes.

Premium taxes may be deducted from death benefit proceeds.

CONTRACT OWNERSHIP

The contract owner has all rights under the contract. Purchasers who name someone other than themselves as the contract owner will have no rights under the contract.

Contract owners of Non-Qualified Contracts may name a new contract owner at any time before the annuitization date. Any change of contract owner automatically revokes any prior contract owner designation. Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

A change in contract ownership must be submitted in writing and recorded at Nationwide's home office. Once recorded, the change will be effective as of the date signed. However, the change will not affect any payments made or actions taken by Nationwide before it was recorded.

The contract owner may also request a change in the annuitant, contingent annuitant, contingent owner, beneficiary, or contingent beneficiary before the annuitization date. These changes must be:

     -    on a Nationwide form;

     -    signed by the contract owner; and

     -    received at Nationwide's home office before the annuitization date.


Nationwide must review and approve any change requests. If the contract owner is not a natural person and there is a change of the annuitant, distributions will be made as if the contract owner died at the time of the change and will result in a distribution, regardless of whether a contingent annuitant is also named. Distributions will be made as if the contract owner died at the date of the change.


On the annuitization date, the annuitant will become the contract owner, unless the contract owner is a Charitable Remainder Trust.

JOINT OWNERSHIP

Joint owners each own an undivided interest in the contract.

Contract owners can name a joint owner at any time before annuitization subject to the following conditions:

     -    joint owners can only be named for Non-Qualified Contracts;

     - joint owners must be spouses at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners;

     - the exercise of any ownership right in the contract will generally require a written request signed by both joint owners;

     - an election in writing signed by both contract owners must be made to authorize Nationwide to allow the exercise of ownership rights independently by either joint owner; and

     - Nationwide will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either joint owner.

CONTINGENT OWNERSHIP


The contingent owner is entitled to certain benefits under the contract if a contract owner who is NOT the annuitant dies before the annuitization date and there is no surviving joint owner. Contingent owners can only be named for Non-Qualified Contracts.


The contract owner may name or change a contingent owner at any time before the annuitization date. To change the contingent owner, a written request must be submitted to Nationwide. Once Nationwide has recorded the change, it will be effective as of the date it was signed, whether or not the contract owner was living at the time it was recorded. The change will not effect any action taken by Nationwide before the change was recorded.

ANNUITANT


The annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends. This person must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for an annuitant of greater age.

For Non-Qualified Contracts, the contract owner may name a contingent annuitant. If the annuitant dies before the annuitization date the contingent annuitant becomes the annuitant.

The annuitant and/or contingent annuitant may be changed before the annuitization date with Nationwide's consent.


BENEFICIARY AND CONTINGENT BENEFICIARY

The beneficiary is the person who is entitled to the death benefit if the annuitant dies before the annuitization date and there is no joint owner and/or contingent annuitant. The contract owner can name more than one beneficiary. Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

The contract owner may change the beneficiary or contingent beneficiary during the annuitant's lifetime by submitting a written request to Nationwide. Once recorded, the change will be effective as of the date it was signed, whether or not the annuitant was living at the time it was recorded. The change will not effect any action taken by Nationwide before the change was recorded.

OPERATION OF THE CONTRACT

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS

                           MINIMUM INITIAL         MINIMUM
        CONTRACT           PURCHASE PAYMENT      SUBSEQUENT
          TYPE                                    PAYMENTS

Investment-only                 $10,000              $500*

Non-Qualified                   $10,000              $500*

Individual Retirement           $10,000              $500*
Annuities

Roth IRA                        $10,000              $500*

SEP IRA                         $10,000              $500*

Simple IRA                      $10,000              $500*

Tax Sheltered Annuity           $10,000              $500*

Charitable Remainder            $10,000              $500*
Trust

*For subsequent purchase payments sent via automatic deposit, the minimum subsequent purchase payment is $150.


Subsequent purchase payments may not be permitted in some states.

Guaranteed Term Options


Guaranteed Term Options are separate investment options under the contract. The minimum amount that may be allocated to any Guaranteed Term Option is $1,000.

PRICING

Initial purchase payments allocated to sub-accounts will be priced at the accumulation unit value determined no later than 2 business days after receipt of an order to purchase provided the application and all necessary information are complete. If the application is not complete, Nationwide may retain a purchase payment for up to 5 business days while attempting to complete the application. If the application is not completed within 5 business days, the prospective purchaser will be informed of the reason for the delay. The purchase payment will be returned unless the prospective purchaser specifically consents to allow Nationwide to hold the purchase payment until the application is completed.

Subsequent purchase payments will be priced based on the next available accumulation unit value after the payment is received. The cumulative total of all purchase payments under contracts issued by Nationwide on the life of any one annuitant cannot exceed $1,500,000 without Nationwide's prior consent.


Purchase payments will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-        New Year's Day                     -        Independence Day
-        Martin Luther King, Jr. Day        -        Labor Day
-        Presidents' Day                    -        Thanksgiving
-        Good Friday                        -        Christmas
-        Memorial Day

Nationwide also will not price purchase payments if:

     1)   trading on the New York Stock Exchange is restricted;

     2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

     3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when New York Stock Exchange is open, contract value may be affected since the contract owner will not have access to their account.

ALLOCATION OF PURCHASE PAYMENTS


Nationwide allocates purchase payments to sub-accounts, the fixed account, and/or Guaranteed Term Options as instructed by the contract owner. Shares of the underlying mutual funds allocated to the sub-accounts are purchased at net asset value, then converted into accumulation units. Contract owners can change allocations or make exchanges among the sub-accounts and the fixed account or Guaranteed Term Options. However, no change will be accepted that would result in an amount less than 1% of the purchase payments being allocated to any sub-account. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.


DETERMINING THE CONTRACT VALUE

The contract value is the sum of:

     1) the value of amounts allocated to the sub-accounts of the variable account;


     2)   amounts allocated to the fixed account plus any interest earned; and

     3) amounts allocated to a Guaranteed Term Option plus any interest earned.

If part or all of the contract value is surrendered, or charges are assessed against the whole contract value, Nationwide will deduct a proportionate amount from each sub-account, the fixed account and any Guaranteed Term Option (plus or minus any applicable market value adjustment) based on current cash values.


Determining Variable Account Value - Valuing an Accumulation Unit

Purchase payments or transfers allocated to sub-accounts are accounted for in accumulation units. Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual funds for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.

Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including the charges assessed against that sub-account for a valuation period.

The net investment factor is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

     a)   is the sum of:

     1) the net asset value of the underlying mutual fund as of the end of the current valuation period; and

     2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period);

b) is the net asset value of the underlying mutual fund determined as of the end of the preceding valuation period; and


c) is a factor representing the daily variable account charges. The factor is equal to an annualized rate of 1.75% of the -- ---- daily net assets of the variable account.


Based on the net investment factor, the value of an accumulation unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying mutual fund shares because of the deduction of variable account charges.

Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

Determining Fixed Account Value

Nationwide determines the value of the fixed account by:

     1) adding all amounts allocated to the fixed account, minus any amounts previously transferred or withdrawn; and

     2)   adding any interest earned on the amounts allocated.

Determining the Guaranteed Term Option Value

Nationwide determines the value of a Guaranteed Term Option by:

     1) adding all amounts allocated to any Guaranteed Term Option, minus amounts previously transferred or withdrawn (which may be subject to a market value adjustment); and

     2) adding any interest earned on the amounts allocated to any Guaranteed Term Option.

TRANSFERS PRIOR TO ANNUITIZATION

Transfers from the Fixed Account to the Variable Account or a Guaranteed Term Option

Fixed account allocations may be transferred to the variable account or to a Guaranteed Term Option only upon reaching the end of an interest rate guarantee period. Normally, Nationwide will permit 100% of such fixed account allocations to be transferred to the variable account or a Guaranteed Term Option; however Nationwide may, under certain economic conditions and at its discretion, limit the maximum transferable amount. Under no circumstances will the maximum transferable amount be less than 10% of the fixed account allocation reaching the end of an interest rate guarantee period. Transfers of the fixed account allocations must be made within 45 days after reaching the end of an interest rate guarantee period.

Contract owners who use Dollar Cost Averaging may transfer from the fixed account to the variable account (but not to Guaranteed Term Options) under the terms of that program (see "Dollar Cost Averaging").

Transfers to the Fixed Account

Variable account allocations may be transferred to the fixed account at any time. Normally, Nationwide will not restrict transfers from the variable account to the fixed account; however, Nationwide may establish a maximum transfer limit from the variable account to the fixed account. Except as noted below, under no circumstances will the transfer limit be less than 10% of the current value of the variable account, less any transfers made in the 12 months preceding the date the transfer is requested, but not including transfers made prior to the imposition of the transfer limit. However, where permitted by state law, Nationwide reserves the right to refuse transfers or purchase payments to the fixed account (whether from the variable account or a Guaranteed Term Option) when the fixed account value is greater than or equal to 30% of the contract value at the time the purchase payment is made or the transfer is requested.

Transfers from a Guaranteed Term Option

Transfers from a Guaranteed Term Option prior to maturity are subject to a market value adjustment.

Transfers Among the Sub-Accounts

Allocations may be transferred among the sub-accounts once per valuation period.


However, transfers involving sub-accounts may be subject to restrictions or requirements imposed by the underlying mutual fund. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a sub-account that occur within a certain number of days following the date of allocation to the sub-account. These short-term trading fees may vary by sub-account and will only apply to those sub-accounts corresponding to the underlying mutual funds that explicitly require the assessment of such fees. Refer to the prospectus for the underlying mutual funds for more information.

Additionally, Nationwide reserves the right to refuse or limit transfer requests (or take any other action it deems necessary) in order to protect contract owners, annuitants and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices that are employed by some contract owners (or third parties acting on their behalf).


TRANSFERS AFTER ANNUITIZATION

After annuitization, transfers may only be made on the anniversary of the annuitization date.

TRANSFER REQUESTS

Nationwide will accept transfer requests in writing, over the telephone or via the internet. Nationwide will use reasonable procedures to confirm that instructions received are genuine and will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may withdraw the telephone and/or internet exchange privilege upon 30 days written notice to contract owners.

Amounts transferred to the variable account will receive the accumulation unit value next determined after the transfer request is received.

Interest Rate Guarantee Period

The interest rate guarantee period is the period of time that the fixed account interest rate is guaranteed to remain the same.

Within 45 days of the end of an interest rate guarantee period, transfers may be made from the fixed account to the variable account or to the Guaranteed Term Options. Nationwide will determine the amount that may be transferred and will declare this amount at the end of the guarantee period. This amount will not be less than 10% of the amount in the fixed account that is maturing.

For new purchase payments allocated to the fixed account, or transfers to the fixed account from the variable account or a Guaranteed Term Option, this period begins on the date of deposit or transfer and ends on the one year anniversary of the deposit or transfer. The guaranteed interest rate period may last for up to 3 months beyond the 1 year anniversary because guaranteed terms end on the last day of a calendar quarter.

The interest rate guarantee period does not in any way refer to interest rate crediting practices connected with Guaranteed Term Options.

During an interest rate guarantee period, transfers cannot be made from the fixed account and amounts transferred to the fixed account must remain on deposit.


RIGHT TO EXAMINE

To be sure that the contract owner is satisfied with this contract, the contract owner has the "Right to Examine" the contract. Within ten days of receiving the contract, the contract owner may return the contract to Nationwide or the selling agent. When Nationwide receives the contract at its home office, Nationwide will void the contract as though it had never been in force and Nationwide will refund the contract value in full.


Liability of the variable account under this provision is limited to the contract value in each sub-account on the date of revocation. Any additional amounts refunded to the contract owner will be paid by Nationwide.

SURRENDER (REDEMPTION)

Contract owners may surrender some or all of their contract value before the earlier of the annuitization date or the annuitant's death. Surrender requests must be in writing and Nationwide may require additional information. When taking a full surrender, the contract must accompany the written request. Nationwide may require a signature guarantee.

Nationwide is required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to six months from the date of the surrender request.

Nationwide will pay any amounts surrendered from the sub-accounts within 7 days. However, Nationwide may suspend or postpone payment when it is unable to price a purchase payment or transfer.

PARTIAL SURRENDERS (PARTIAL REDEMPTIONS)

Nationwide will surrender accumulation units from the sub-accounts and an amount from the fixed account and Guaranteed Term Options. The amount withdrawn from each investment option will be in proportion to the value in each option at the time of the surrender request.

A CDSC may apply. The contract owner may take the CDSC from either:

     a)   the amount requested; or

     b) the contract value remaining after the contract owner has received the amount requested.

If the contract owner does not make a specific election, any applicable CDSC will be taken from the amount requested.

The CDSC deducted is a percentage of the amount requested by the contract owner. Amounts deducted for CDSC are not subject to subsequent CDSC.

FULL SURRENDERS (FULL REDEMPTIONS)

The contract value upon full surrender may be more or less than the total of all purchase payments made to the contract. The contract value will reflect:

-    variable account charges;

-    underlying mutual fund charges;

-    the investment performance of the underlying mutual funds

-    amounts allocated to the fixed account and any interest credited; and

- any amounts allocated to the Guaranteed Term Options plus or minus any market value adjustment.

A CDSC may apply.

SURRENDERS UNDER A TEXAS OPTIONAL RETIREMENT PROGRAM OR A LOUISIANA OPTIONAL RETIREMENT PLAN

Redemption restrictions apply to contracts issued under the Texas Optional Retirement Program or the Louisiana Optional Retirement Plan.

The Texas Attorney General has ruled that participants in contracts issued under the Texas Optional Retirement Program may only take withdrawals if:

     -    the participant dies;

     -    the participant retires;

     -    the participant terminates employment due to total disability; or

     - the participant that works in a Texas public institution of higher education terminates employment.

A participant under a contract issued under the Louisiana Optional Retirement Plan may only take distributions from the contract upon retirement or termination of employment. All retirement benefits under this type of plan must be paid as lifetime income; lump sum cash payments are not permitted, except for death benefits.

Due to the restrictions described above, a participant under either of these plans will not be able to withdraw cash values from the contract unless one of the applicable conditions is met. However, contract value may be transferred to other carriers, subject to any CDSC.

Nationwide issues this contract to participants in the Texas Optional Retirement Program in reliance upon and in compliance with Rule 6c-7 of the Investment Company Act of 1940. Nationwide issues this contract to participants in the Louisiana Optional Retirement Plan in reliance upon and in compliance with an exemptive order that Nationwide received from the SEC on August 22, 1990.

SURRENDERS UNDER A TAX SHELTERED ANNUITY

Contract owners of a Tax Sheltered Annuity may surrender part or all of their contract value before the earlier of the annuitization date or the annuitant's death, except as provided below:

A) Contract value attributable to contributions made under a qualified cash or deferred arrangement (within the meaning of Internal Revenue Code Section 402(g)(3)(A)), a salary reduction agreement (within the meaning of Internal Revenue Code Section 402(g)(3)(C)), or transfers from a Custodial Account (described in Section 403(b)(7) of the Internal Revenue Code), may be surrendered only:

     1) when the contract owner reaches age 59 1/2, separates from service, dies or becomes disabled (within the meaning of Internal Revenue Code
         Section 72(m)(7)); or

     2) in the case of hardship (as defined for purposes of Internal Revenue Code Section 401(k)), provided that any such hardship surrender may NOT include any income earned on salary reduction contributions.

B)   The surrender limitations described in Section A also apply to:

     1) salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

     2) earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

     3) all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

C) Any distribution other than the above, including a ten day free look cancellation of the contract (when available) may result in taxes, penalties and/or retroactive disqualification of a Tax Sheltered Annuity.

In order to prevent disqualification of a Tax Sheltered Annuity after a ten day free look cancellation, Nationwide will transfer the proceeds to another Tax Sheltered Annuity upon proper direction by the contract owner.

These provisions explain Nationwide's understanding of current withdrawal restrictions. These restrictions may change.

Distributions pursuant to Qualified Domestic Relations Orders will not violate the restrictions stated above.

LOAN PRIVILEGE

The loan privilege is ONLY available to owners of Tax Sheltered Annuities. These contract owners can take loans from the contract value beginning 30 days after the contract is issued up to the annuitization date. Loans are subject to the terms of the contract, the plan and the Internal Revenue Code. Nationwide may modify the terms of a loan to comply with changes in applicable law.

MINIMUM & MAXIMUM LOAN AMOUNTS

Contract owners may borrow a minimum of $1,000, unless Nationwide is required by law to allow a lesser minimum amount. Each loan must individually satisfy the contract minimum amount.

Nationwide will calculate the maximum nontaxable loan amount based upon information provided by the participant or the employer. Loans may be taxable if a participant has additional loans from other plans.

The total of all outstanding loans must not exceed the following limits:

CONTRACT        MAXIMUM OUTSTANDING LOAN
VALUES          BALANCE ALLOWED

up to $20,000   up to 80% of contract
                value (not more than
                $10,000)

$20,000 and     up to 50% of contract
over            value (not more than
                $50,000*)

*The $50,000 limit will be reduced by the highest outstanding balance owed during the previous 12 months.

For salary reduction Tax Sheltered Annuities, loans may be secured only by the contract value.

MAXIMUM LOAN PROCESSING FEE

Nationwide may charge a loan processing fee at the time each new loan is processed. The loan processing fee, if assessed, will not exceed $25 per loan processed. This fee compensates Nationwide for expenses related to administering and processing loans. Loans are not available in all states. In addition, some states may not allow Nationwide to assess a loan processing fee.

The fee is taken from the sub-accounts, fixed account, and Guaranteed Term Options in proportion to the contract value at the time the loan is processed.

HOW LOAN REQUESTS ARE PROCESSED


All loans are made from the collateral fixed account. Nationwide transfers accumulation units in proportion to the assets in the sub-accounts, the fixed account and Guaranteed Term Options in the same proportion up to the requested loaned amount. A market value adjustment may apply to amounts transferred from the GTOs to the collateral fixed account. No CDSC will be deducted on transfers related to loan processing.


LOAN INTEREST

The outstanding loan balance in the collateral fixed account is credited with interest until the loan is repaid in full. The interest rate will be 2.25% less than the loan interest rate fixed by Nationwide, unless otherwise required by state regulations. The interest rate is guaranteed never to fall below 3.0%.

Specific loan terms are disclosed at the time of loan application or issuance.

LOAN REPAYMENT

Loans must be repaid in five years. However, if the loan is used to purchase the contract owner's principal residence, the contract owner has 15 years to repay the loan.

Contract owners must identify loan repayments as loan repayments or they will be treated as purchase payments and will not reduce the outstanding loan. Payments must be substantially level and made at least quarterly.


Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the sub-accounts the fixed account and Guaranteed Term Options according to the investment instructions that are in effect at the time of the repayment. If the portion of the loan repayment that is allocable to the Guaranteed Term Options is less than $1,000, that portion of the loan repayment will be allocated to the NSAT Money Market Fund unless the contract owner directs otherwise.

DISTRIBUTIONS & ANNUITY PAYMENTS

Distributions made from the contract while a loan is outstanding will be reduced by the amount of the outstanding loan plus accrued interest if:

     -    the contract is surrendered;

     -    the contract owner/annuitant dies;

     - the contract owner who is not the annuitant dies prior to annuitization; or

     -    annuity payments begin.

TRANSFERRING THE CONTRACT

Nationwide reserves the right to restrict any transfer of the contract while the loan is outstanding.

GRACE PERIOD & LOAN DEFAULT

If a loan payment is not made when due, interest will continue to accrue. A grace period may be available (please refer to the terms of the loan agreement). If a loan payment is not made by the end of the applicable grace period, the entire loan will be treated as a deemed distribution and will be taxable to the borrower. This deemed distribution may also be subject to an early withdrawal tax penalty by the Internal Revenue Service.

After default, interest will continue to accrue on the loan. Defaulted amounts, plus interest, are deducted from the contract value when the participant is eligible for a distribution of at least that amount. Additional loans are not available while a previous loan is in default.

ASSIGNMENT

Contract rights are personal to the contract owner and may not be assigned without Nationwide's written consent.


An owner of a Non-Qualified Contract may assign some or all rights under the contract. An assignment must occur before annuitization while the annuitant is alive. Once proper notice of assignment is recorded by Nationwide's home office, the assignment will become effective as of the date the written request was signed.


Investment-only Contracts, Individual Retirement Annuities, Roth IRAs, SEP IRAs, Simple IRAs, and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.

Nationwide is not responsible for the validity or tax consequences of any assignment. Nationwide is not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until Nationwide receives sufficient direction from the contract owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire contract value may cause the portion of the contract value exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

CONTRACT OWNER SERVICES

ASSET REBALANCING

Asset Rebalancing is the automatic reallocation of contract values to the sub-accounts on a predetermined percentage basis. Asset Rebalancing is not available for assets held in the fixed account or the Guaranteed Term Options. Requests for Asset Rebalancing must be on a Nationwide form.

Asset Rebalancing occurs every three months or on another frequency if permitted by Nationwide. If the last day of the three month period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, Asset Rebalancing will occur on the next business day.

Asset Rebalancing may be subject to employer limitations or restrictions for contracts issued to a Tax Sheltered Annuity plan. Contract owners should consult a financial adviser to discuss the use of Asset Rebalancing.

Nationwide reserves the right to stop establishing new Asset Rebalancing programs.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. Nationwide does not guarantee that this program will result in profit or protect contract owners from loss.


Contract owners direct Nationwide to automatically transfer specified amounts from the fixed account and the Federated Insurance Series - Federated Quality Bond Fund II, Fidelity VIP High Income Portfolio,

NSAT Government Bond Fund, NSAT Federated NSAT High Income Bond Fund and the NSAT Money Market Fund, to any other underlying mutual fund. Dollar Cost Averaging transfers may not be directed to Guaranteed Term Options.


Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the contract owner instructs Nationwide in writing to stop the transfers.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs.

SYSTEMATIC WITHDRAWALS

Systematic Withdrawals allow contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be in writing.

The withdrawals will be taken from the sub-accounts and the fixed account proportionately unless Nationwide is instructed otherwise. Systematic Withdrawals are not available from the Guaranteed Term Options.

Nationwide will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the contract owner. The Internal Revenue Service may impose a 10% penalty tax if the contract owner is under age 59 1/2 unless the contract owner has made an irrevocable election of distributions of substantially equal payments.

If the contract owner takes Systematic Withdrawals, the maximum amount that can be withdrawn annually without a CDSC is the greatest of:

     1)   the lesser of:


          a) 10% of the following: the total of all purchase payments that are subject to CDSC, less any purchase payments previously withdrawn that were subject to CDSC at the time of withdrawal; or

          b)   10% of the contract value; or

     2) any amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code;

     3) a percentage of the contract value based on the contract owner's age, as shown in the table below:



                                    PERCENTAGE OF
        CONTRACT OWNER'S            CONTRACT VALUE
              AGE

         Under age 59 1/2                 5%

     Age 59 1/2through age 61               7%

     Age 62 through age 64                8%

     Age 65 through age 74               10%

        Age 75 and over                  13%


Contract value and contract owner's age are determined as of the date the request for the withdrawal program is recorded by Nationwide's home office. For joint owners, the older joint owner's age will be used.

If total amounts withdrawn in any contract year exceed the CDSC-free amount described above, those amounts will only be eligible for the CDSC-free withdrawal privilege described in the "Contingent Deferred Sales Charge" section. The total amount of CDSC for that contract year will be determined in accordance with that provision.


The CDSC-free withdrawal privilege for Systematic Withdrawals is non-cumulative. Free amounts not taken during any contract year cannot be taken as free amounts in a subsequent contract year.


Nationwide reserves the right to stop establishing new Systematic Withdrawal programs. Systematic Withdrawals are not available before the end of the examination period (see "Right to Examine").


ANNUITY COMMENCEMENT DATE

The annuity commencement date is the date on which annuity payments are scheduled to begin. The contract owner may change the annuity commencement date before annuitization. This change must be in writing and approved by Nationwide.

ANNUITIZING THE CONTRACT

ANNUITIZATION DATE

The annuitization date is the date that annuity payments begin. It will be the first day of a calendar month unless otherwise agreed. The annuitization date must be at least 2 years after the contract is issued, but may not be later than either:


-    the age (or date) specified in the contract; or


-    the age (or date) specified by state law, where applicable.

If the contract is issued to fund a Tax Sheltered Annuity, annuitization may occur during the first 2 years subject to Nationwide's approval.

The Internal Revenue Code may require that distributions be made prior to the annuitization dates specified above (see "Required Distributions").

ANNUITIZATION

Annuitization is the period during which annuity payments are received. It is irrevocable once payments have begun. Upon arrival of the annuitization date, the annuitant must choose:

     1)   an annuity payment option; and

     2) either a fixed payment annuity, variable payment annuity, or an available combination.

Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization. Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds chosen by the contract owner.

FIXED PAYMENT ANNUITY

A fixed payment annuity is an annuity where the amount of the annuity payments remains level.

The first payment under a fixed payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

     1)   deducting applicable premium taxes from the total contract value; then

     2) applying the contract value amount specified by the contract owner to the fixed payment annuity table for the annuity payment option elected.

Subsequent payments will remain level unless the annuity payment option elected provides otherwise. Nationwide does not credit discretionary interest during annuitization.

VARIABLE PAYMENT ANNUITY

A variable payment annuity is an annuity where the amount of the annuity payments will vary depending on the performance of the underlying mutual funds selected.


   A VARIABLE PAYMENT ANNUITY MAY NOT BE
   ELECTED WHEN EXERCISING THE GUARANTEED
         MINIMUM INCOME BENEFIT.


The first payment under a variable payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

     1)   deducting applicable premium taxes from the total contract value; then

     2) applying the contract value amount specified by the contract owner to the variable payment annuity table for the annuity payment option elected.

The dollar amount of the first payment is converted into a set number of annuity units that will represent each monthly payment. This is done by dividing the dollar amount of the first payment by the value of an annuity unit as of the annuitization date. This number of annuity units remains fixed during annuitization.

The second and subsequent payments are determined by multiplying the fixed number of annuity units by the annuity unit value for the valuation period in which the payment is due. The amount of the second and subsequent payments will vary with the performance of the selected underlying mutual funds. Nationwide guarantees that variations in mortality experience from assumptions used to calculate the first payment will not affect the dollar amount of the second and subsequent payments.

Value of an Annuity Unit

Annuity unit values for sub-accounts are determined by:

     1) multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for the subsequent valuation period (see "Determining the Contract Value"); and then

     2) multiplying the result from (1) by the assumed investment rate of 3.5% adjusted for the number of days in the valuation period.

Assumed Investment Rate

An assumed investment rate is the percentage rate of return assumed to determine the amount of the first payment under a variable payment annuity. Nationwide uses the assumed investment rate of 3.5% to calculate the first annuity payment and to calculate the investment performance of an underlying mutual fund in order to determine subsequent payments under a variable payment annuity. An assumed investment rate is the percentage rate of return required to maintain level variable annuity payments. Subsequent variable annuity payments may be more or less than the first payment based on whether actual investment performance of the underlying mutual funds is higher or lower than the assumed investment rate of 3.5%.

Exchanges Among Underlying Mutual Funds

Exchanges among underlying mutual funds during annuitization must be requested in writing. Exchanges may only be made on each anniversary of the annuitization date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Payments are made based on the annuity payment option selected, unless:

- the amount to be distributed is less than $5,000, in which case Nationwide may make one lump sum payment of the contract value; or

- an annuity payment would be less than $50, in which case Nationwide can change the frequency of payments to intervals that will result in payments of at least $50. Payments will be made at least annually.

ANNUITY PAYMENT OPTIONS

Contract owners must elect an annuity payment option before the annuitization date. The annuity payment options are:

     1) LIFE ANNUITY - An annuity payable periodically, but at least annually, for the lifetime of the annuitant. Payments will end upon the annuitant's death. For example, if the annuitant dies before the second annuity payment date, the annuitant will receive only one annuity payment. The annuitant will only receive two annuity payments if he or she dies before the third annuity payment date, and so on.

     2) JOINT AND LAST SURVIVOR ANNUITY - An annuity payable periodically, but at least annually, during the joint lifetimes of the annuitant and a designated second individual. If one of these parties dies, payments will continue for the lifetime of the survivor. As is the case under option 1, there is no guaranteed number of payments. Payments end upon the death of the last surviving party, regardless of the number of payments received.

     3) LIFE ANNUITY WITH 120 OR 240 MONTHLY PAYMENTS GUARANTEED - An annuity payable monthly during the lifetime of the annuitant. If the annuitant dies before all of the guaranteed payments have been made, payments will continue to the end of the guaranteed period and will be paid to a designee chosen by the annuitant at the time the annuity payment option was elected.

          The designee may elect to receive the present value of the remaining guaranteed payments in a lump sum. The present value will be computed as of the date Nationwide receives the notice of the annuitant's death.

If no annuity payment option is elected as of the annuitization date, Nationwide will use the Life Annuity with 240 Monthly Payments Guaranteed as the default annuity payment option.

Not all of the annuity payment options may be available in all states. Contract owners may request other options before the annuitization date. These options are subject to Nationwide's approval.

Individual Retirement Annuities and Tax Sheltered Annuities are subject to the "minimum distribution" requirements set forth in the plan, contract, and the Internal Revenue Code.

GUARANTEED MINIMUM INCOME BENEFIT


A Guaranteed Minimum Income Benefit ("GMIB") is a benefit which ensures the availability of a minimum amount when the contract owner wishes to annuitize the contract. This minimum amount, referred to as the Guaranteed Annuitization Value, may be used at specified times to provide a guaranteed level of determinable lifetime annuity payments. The GMIB may provide protection in the event of lower contract values that may result from the investment performance of the contract.

How the Guaranteed Annuitization Value is Determined

The Guaranteed Annuitization Value will be equal to the highest contract value on any contract anniversary occurring prior to the annuitant's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.

When the Guaranteed Annuitization Value May Be Used

The contract owner may use the Guaranteed Annuitization Value by annuitizing the contract during the thirty day period following any contract anniversary where:

     1)   the contract has been in effect for fifteen years; AND

     2)   the annuitant has attained age 60.

Annuity Payment Options That May Be Used With the Guaranteed Annuitization Value

The contract owner may elect any life contingent FIXED ANNUITY PAYMENT OPTION calculated using the guaranteed annuity purchase rates set forth in the contract. Such fixed annuity payment options include:


     -    Life Annuity;

     -    Joint and Last Survivor Annuity; and

     -    Life Annuity with 120 or 240 Monthly Payments Guaranteed.


Not all of the annuity payment options may be available in all states.


DEATH BENEFITS

DEATH OF CONTRACT OWNER - NON-QUALIFIED CONTRACTS

If the contract owner who is not the annuitant dies before the annuitization date, the joint owner becomes the contract owner. If no joint owner is named, the contingent owner becomes the contract owner. If no contingent owner is named, the last surviving contract owner's estate becomes the contract owner.

If the contract owner and annuitant are the same, and the contract owner/annuitant dies before the annuitization date, the contingent owner will not have any rights in the contract unless the contingent owner is also the beneficiary.

Distributions under Non-Qualified Contracts will be made pursuant to the "Required Distributions for Non-Qualified Contracts" provision.

DEATH OF ANNUITANT - NON-QUALIFIED CONTRACTS

If the annuitant who is not a contract owner dies before the annuitization date, a death benefit is payable to the beneficiary unless a contingent annuitant is named. If a contingent annuitant is named, the contingent annuitant becomes the annuitant and no death benefit is payable.

The beneficiary may elect to receive the death benefit:

     1)   in a lump sum;

     2)   as an annuity; or

     3)   in any other manner permitted by law and approved by Nationwide.

The beneficiary must notify Nationwide of this election within 60 days of the annuitant's death.

If no beneficiaries survive the annuitant, the contingent beneficiary receives the death benefit. Contingent beneficiaries will share the death benefit equally, unless otherwise specified.

If no beneficiaries or contingent beneficiaries survive the annuitant, the contract owner or the last surviving contract owner's estate will receive the death benefit.

If the contract owner is a Charitable Remainder Trust and the annuitant dies before the annuitization date, the death benefit will accrue to the Charitable Remainder Trust. Any designation in conflict with the Charitable Remainder Trust's right to the death benefit will be void.

If the annuitant dies after the annuitization date, any benefit that may be payable will be paid according to the selected annuity payment option.

DEATH OF CONTRACT OWNER/ANNUITANT


If a contract owner who is also the annuitant dies before the annuitization date and there is no contingent annuitant, the surviving joint owner will receive the death benefit. If no joint owner survives the contract owner/annuitant, a death benefit is payable according to the "Death of Annuitant - Non-Qualified Contracts" provision.


If the contract owner/annuitant dies after the annuitization date, any benefit that may be payable will be paid according to the selected annuity payment option.

DEATH BENEFIT PAYMENT

Contract owners may elect one of two death benefits options available under the contract at the time of application (not all death benefit options may be available in all states). If no death benefit option is elected at the time of application, the death benefit will be the standard death benefit.

The death benefit value is determined as of the date Nationwide receives:

     1)   proper proof of the annuitant's death;

     2)   an election specifying the distribution method; and

     3)   any state required form(s).


DETERMINATION OF DEATH BENEFIT

If the annuitant is age 70 or younger at the time that the contract is issued, the death benefit will be the greater of:

     1) the death benefit described in the provision entitled "Standard Death Benefit;" or

     2) the contract value plus the benefit described in the provision entitled "Earnings Enhancement," if applicable.

If the annuitant is older than age 70 at the time the contract is issued, the death benefit will be the death benefit described in the provision entitled "Standard Death Benefit."

Standard Death Benefit

If the annuitant dies prior to the annuitization date and the total of all purchase payments made to the contract is less than or equal to $3,000,000 the standard death benefit will be the greatest of:

     1)   the contract value;

     2) the total of all purchase payments, less an adjustment for amounts surrendered; or

     3) the highest contract value on any contract anniversary prior to the annuitant's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.

The adjustment for amounts surrendered will reduce items (2) and (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


If the annuitant dies prior to the annuitization date and the total of all purchase payments made to the contract is greater than $3,000,000 the standard death benefit will be determined using the following formula:

(A x F) + B(1 - F), where

     A = the greatest of:

          a)   the contract value;

          b) the total of all purchase payments, less an adjustment for amounts surrendered; or

          c) the highest contract value on any contract anniversary prior to the annuitant's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.

           The adjustment for amounts surrendered will reduce items (b) and (c) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s);

     B = the contract value; and

     F = the ratio of $3,000,000 to the total of all purchase payments made to the contract.

Earnings Enhancement

Nationwide will calculate an earnings enhancement if:

     1)   the annuitant is age 70 or less at the time the contract is issued;
          and

     2) the annuitant dies prior to the first contract anniversary after the annuitant's 85th birthday.

Nationwide will not calculate an earnings enhancement if the annuitant is older than age 70 at the time the contract is issued or if the annuitant dies after the first contract anniversary after the annuitant's 85th birthday.

The earnings enhancement, if applicable, will equal 20% of adjusted contract earnings. Adjusted contract earnings equal:

     1) the contract value on the date the standard death benefit is calculated and prior to any death benefit calculation; minus

     2)   purchase payments, proportionately adjusted for surrenders.

The adjustment for amounts surrendered will reduce purchase payments in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


REQUIRED DISTRIBUTIONS

Any distribution paid that is NOT due to payment of the death benefit may be subject to a CDSC.

REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS

Internal Revenue Code Section 72(s) requires certain distributions when a contract owner dies. The following distributions will be made in accordance with the following requirements:

     1) If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.

     2) If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner's death, provided however:


          a) any interest payable to or for the benefit of a natural person (referred to herein as a "designee"), may be distributed over the life of the designee or over a period not longer than the life expectancy of the designee. Payments must begin within one year of the contract owner's death unless otherwise permitted by federal income tax regulations; and

          b) if the designee is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit. Any distributions required under these distribution rules will be made upon that spouse's death.

In the event that the contract owner is NOT a natural person (e.g., a trust or corporation), then, for purposes of these distribution provisions:

     a) the death of the annuitant will be treated as the death of a contract owner;

     b) any change of annuitant will be treated as the death of a contract owner; and

     c) in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any contract exempt from Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.


The designee must elect a method of distribution and notify Nationwide of this election within 60 days of the contract owner's death.


REQUIRED DISTRIBUTIONS FOR TAX SHELTERED ANNUITIES

Distributions from Tax Sheltered Annuities will be made according to the Minimum Distribution and the Minimum Distribution Incidental Benefit ("MDIB") provisions of Section 401(a) of the Internal Revenue Code. Distributions will be made to the annuitant according to the annuity payment option selected over a period not longer than:


     a) the life of the annuitant or the joint lives of the annuitant and the annuitant's designee; or

     b) a period not longer than the life expectancy of the annuitant or the joint life expectancies of the annuitant and the annuitant's designee.


Required distributions will not be withdrawn from this contract if they are being withdrawn from another Tax Sheltered Annuity of the annuitant.

If the annuitant's entire interest in a Tax Sheltered Annuity will be distributed in equal or substantially equal payments over a period described in
a) or b), the payments will begin on the required beginning date. The required beginning date is the later of:

     a) April 1 of the calendar year following the calendar year in which the annuitant reaches age 70 1/2; or

     b)   the annuitant's retirement date.

Provision (b) does not apply to any employee who is a 5% owner (as defined in Section 416 of the Internal Revenue Code) with respect to the plan year ending in the calendar year when the employee attains the age of 70 1/2.

Distribution commencing on the required distribution date must satisfy minimum distribution and incidental benefit provisions set forth in the Internal Revenue Code. Those provisions require that distributions cannot be less than the amount determined by dividing the annuitant's interest in the Tax Sheltered Annuity determined by the end of the previous calendar year by:

     a)   the annuitant's life expectancy; or if applicable


     b) the joint and survivor life expectancy of the annuitant and the annuitant's designee.


The life expectancies and joint life expectancies are determined by reference to Treasury Regulation 1.72-9.

If the annuitant dies before distributions begin, the interest in the Tax Sheltered Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of the annuitant's death occurs unless:

     a) the annuitant names his or her surviving spouse as the beneficiary and the spouse chooses to receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) and beginning no later than December 31 of the year in which the annuitant would have attained age 70 1/2; or

     b) the annuitant names a beneficiary other than his or her surviving spouse and the beneficiary elects to receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) beginning no later than December 31 of the year following the year in which the annuitant dies.

If the annuitant dies after distributions have begun, distributions must continue at least as rapidly as under the schedule used before the annuitant's death.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES, SEP IRAS, AND SIMPLE IRAS

Distributions from an Individual Retirement Annuity, SEP IRA or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70 1/2. Distributions may be paid in a lump sum or in substantially equal payments over:


     a) the contract owner's life or the lives of the contract owner and his or her spouse or designee; or

     b) a period not longer than the life expectancy of the contract owner or the joint life expectancy of the contract owner and the contract owner's designee.


If the contract owner dies before distributions begin, the interest in the Individual Retirement Annuity, SEP IRA or Simple IRA must be distributed by December 31 of the calendar year in which the fifth anniversary of the contract owner's death occurs, unless:

     a) the contract owner names his or her surviving spouse as the beneficiary and such spouse chooses to:

          1) treat the contract as an Individual Retirement Annuity, SEP IRA or Simple IRA established for his or her benefit; or

          2) receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) and beginning no later than December 31 of the year in which the contract owner would have reached age 70 1/2; or

     b) the contract owner names a beneficiary other than his or her surviving spouse and such beneficiary elects to receive a distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) beginning no later than December 31 of the year following the year of the contract owner's death.

Required distributions will not be withdrawn from this contract if they are being withdrawn from another Individual Retirement Annuity, Individual Retirement Account, SEP IRA or Simple IRA of the contract owner.

If the contract owner dies after distributions have begun, distributions must continue at least as rapidly as under the schedule being used before the contract owner's death. However, a surviving spouse who is the beneficiary under the annuity payment option may treat the contract as his or her own, in the same manner as is described in section (a)(1) of this provision.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

A portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity, SEP IRA or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed nontaxable distributions for all years, and the total balance of all Individual Retirement Annuities, SEP IRAs or Simple IRAs.

Individual Retirement Annuity, SEP IRA or Simple IRA distributions will not receive the favorable tax treatment of a lump sum distribution from a Qualified Plan. If the contract owner dies before the entire interest in the contract has been distributed, the balance will also be included in his or her gross estate.

REQUIRED DISTRIBUTIONS FOR ROTH IRAS

The rules for Roth IRAs do not require distributions to begin during the contract owner's lifetime.

When the contract owner dies, the interest in the Roth IRA must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs, unless:

     a) the contract owner names his or her surviving spouse as the beneficiary and the spouse chooses to:

          1) treat the contract as a Roth IRA established for his or her benefit; or

          2) receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) and beginning no later than December 31 of the year following the year in which the contract owner would have reached age 70 1/2; or

     b) the contract owner names a beneficiary other than his or her surviving spouse and the beneficiary chooses to receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) beginning no later than December 31 of the year following the year in which the contract owner dies.

Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions" (see "Federal Tax
Considerations").

NEW MINIMUM REQUIRED DISTRIBUTION RULES

In January 2001, the Department of the Treasury promulgated new Minimum Required Distribution rules, which are to be applicable to Qualified Plans, Tax Sheltered Annuities, and IRAs. These rules are proposed to be effective for 2002 and subsequent years.

The new Minimum Required Distribution rules have substantially simplified the calculation of the required distributions. Under the proposed regulations:

     a) a uniform table is used to determine the contract owner/participant's life expectancy and uses the joint life expectancy of the contract owner/participant and a person 10 years younger recalculated annually; and


     b) if the contract owner/participant's spouse is the sole designee and is more than 10 years younger than the contract owner/beneficiary, then their joint life expectancy, recalculated annually, may be used instead.


These life expectancies will generally be longer than the life expectancies that are available under the previous proposed regulations, thereby permitting the distribution to be spread out over a longer period of time.


In addition, the designee's identity does not have to be determined until December 31 of the year following the contract owner/participant's death. Under the previous proposed regulations, the designee had to be determined not later than the required beginning date (generally, when the contract owner/participant attained age 70 1/2).


FEDERAL TAX CONSIDERATIONS

FEDERAL INCOME TAXES

The tax consequences of purchasing a contract described in this prospectus will depend on:

     -    the type of contract purchased;

     -    the purposes for which the contract is purchased; and

     - the personal circumstances of individual investors having interests in the contracts.

See "Synopsis of the Contracts" for a brief description of the various types of contracts and the different purposes for which the contracts may be purchased.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation. Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

If the contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 401, 408(a), and 403(b)(7) of the Internal Revenue Code), the tax advantages enjoyed by the contract owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity contract. Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the contracts. In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes. The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus. Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed. Nothing in this prospectus should be considered to be tax advice. Contract owners and prospective contract owners should consult a financial consultant, tax adviser or legal counsel to discuss the taxation and use of the contracts.

The Internal Revenue Code sets forth different income tax rules for the following types of annuity contracts:

     -    Individual Retirement Annuities;

     -    SEP IRAs;

     -    Simple IRAs;

     -    Roth IRAs;

     -    Tax Sheltered Annuities; and

     -    Non-Qualified Contracts.

Individual Retirement Annuities, SEP IRAs and Simple IRAs

Distributions from Individual Retirement Annuities, SEP IRAs and Simple IRAs are generally taxed when received. If any of the amount contributed to the IRA was nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.


If distributions of income from an IRA are made prior to the date that the contract owner attains the age of 59 1/2 years, the income is subject to the regular income tax and an additional penalty tax of 10% is generally applicable. (For Simple IRAs, the 10% penalty is increased to 25% if the distribution is made during the 2 year period beginning on the date that the individual first participated in the Simple IRA.) The 10% penalty tax can be avoided if the distribution is:


     -    made to a beneficiary on or after the death of the contract owner;

     - attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

     - part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;


     -    used for qualified higher education expenses; or

     - used for expenses attributable to the purchase of a home for a qualified first-time buyer.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions." A "qualified distribution" is one that satisfies the five-year rule and meets one of the following requirements:

     - it is made on or after the date on which the contract owner attains age 59 1/2;

     - it is made to a beneficiary (or the contract owner's estate) on or after the death of the contract owner;

     -    it is attributable to the contract owner's disability; or

     - it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.


The five year rule generally is satisfied if the distribution is not made within the five taxable year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the contract owner.


A qualified distribution is not includable in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA. Any non-qualified distribution in excess of total contributions is includable in the contract owner's gross income in the year that is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from an IRA prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the contract owner attains the age of 59 1/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:


     -    made to a beneficiary on or after the death of the contract owner;

     - attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

     - part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;


     -    for qualified higher education expenses; or

     - used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner's gross estate for tax purposes.

Tax Sheltered Annuities

Distributions from Tax Sheltered Annuities are generally taxed when received. A portion of each distribution is excludable from income based on a formula established pursuant to the Internal Revenue Code. The formula excludes from income the amount invested in the contract divided by the number of anticipated payments until the full investment in the contract is recovered. Thereafter all distributions are fully taxable.


If a distribution of income is made from a Tax Sheltered Annuity prior to the date that the contract owner attains the age of 59 1/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:

     -    made to a beneficiary on or after the death of the contract owner;

     - attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

     - part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

     -    for qualified higher education expenses;

     - used for expenses attributable to the purchase of a home for a qualified first-time buyer; or


     - made to the contract owner after separation from service with his or her employer after age 55.


Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner's investment at the time of the distribution. Distributions, for this purpose, include partial surrenders, any portion of the contract that is assigned or pledged; or any portion of the contract that is transferred by gift. For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income. The amount excludable is based on the ratio between the contract owner's investment in the contract and the expected return on the contract. Once the entire investment in the contract is recovered, all distributions are fully includable in income. The maximum amount excludable from income is the investment in the contract. If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as one annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982. For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date. A distribution in excess of the amount of the investment in the contract as of August 14, 1982, will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the contract owner reaches age 59 1/2. The amount of the penalty is 10% of the portion of any distribution that is includable in gross income. The penalty tax does not apply if the distribution is:

     -    the result of a contract owner's death;

     - the result of a contract owner's disability (as defined in the Internal Revenue Code);

     - one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner; or

     -    is allocable to an investment in the contract before August 14, 1982.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals. Different rules (the so-called "non-natural person" rules) apply if the contract owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code. Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned. Taxation is not deferred, even if the income is not distributed out of the contract. The income is taxable as ordinary income, not capital gain.

The non-natural person rules do not apply to all entity-owned contracts. A contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual. This would cause the contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral. However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural person rules also do not apply to contracts that are:

     - acquired by the estate of a decedent by reason of the death of the decedent;

     - issued in connection with certain qualified retirement plans and individual retirement plans;

     - purchased by an employer upon the termination of certain qualified retirement plans.

WITHHOLDING

Pre-death distributions from the contracts are subject to federal income tax. Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise. If the distribution is from a Tax Sheltered Annuity, it will be subject to mandatory 20% withholding that cannot be waived, unless:

     - the distribution is made directly to another Tax Sheltered Annuity or IRA; or

     - the distribution satisfies the minimum distribution requirements imposed by the Internal Revenue Code.

In addition, under some circumstances, the Internal Revenue Code will not permit contract owners to waive withholding. Such circumstances include:

- if the payee does not provide Nationwide with a taxpayer identification number; or

- if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding. Mandatory back-up withholding rates are 31% of income that is distributed.

NON-RESIDENT ALIENS

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed. Nationwide is required to withhold this amount and send it to the Internal Revenue Service. Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must:

     1) provide Nationwide with proof of residency and citizenship (in accordance with Internal Revenue Service requirements); and

     2)   provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another way to avoid the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

     1) the distribution is connected to the non-resident alien's conduct of business in the United States; and

     2) the distribution is not includable in the non-resident alien's gross income for United States federal income tax purposes.

Note that these distributions may be subject to back-up withholding, currently 31%, if a correct taxpayer identification number is not provided.

FEDERAL ESTATE, GIFT, AND GENERATION SKIPPING TRANSFER TAXES

The following transfers may be considered a gift for federal gift tax purposes:

     -    a transfer of the contract from one contract owner to another; or

     -    a distribution to someone other than a contract owner.

Upon the contract owner's death, the value of the contract may subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any. A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

     a) an individual who is two or more generations younger than the contract owner; or

     b) certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose ONLY, "contract owner" refers to any person:

     - who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

     - who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

CHARGE FOR TAX

Nationwide is not required to maintain a capital gain reserve liability on Non-Qualified Contracts. If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.

DIVERSIFICATION

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts. A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

     -    the failure to diversify was accidental;

     -    the failure is corrected; and

     -    a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract. Nationwide believes that the investments underlying this contract meet these diversification requirements.

TAX CHANGES

The foregoing tax information is based on Nationwide's understanding of federal tax laws. It is NOT intended as tax advice. All information is subject to change without notice. You should consult with your tax and/or financial adviser for more information.

STATEMENTS AND REPORTS

Nationwide will mail contract owners statements and reports. Therefore, contract owners should promptly notify Nationwide of any address change.

These mailings will contain:

     -    statements showing the contract's quarterly activity;

     - confirmation statements showing transactions that affect the contract's value. Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging or salary reduction programs). Instead, confirmation of recurring transactions will appear in the contract's quarterly statements;

     - semi-annual reports as of June 30 containing financial statements for the variable account; and

     - annual reports as of December 31 containing financial statements for the variable account.

Contract owners should review statements and confirmations carefully. All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract. Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.

The general distributor, NISC, is not engaged in any litigation of any material nature.

ADVERTISING

A "yield" and "effective yield" may be advertised for the NSAT Money Market Fund. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the NSAT Money Market Fund's units. Yield is an annualized figure, which means that it is assumed that the NSAT Money Market Fund generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.

Nationwide may advertise the performance of a sub-account in relation to the performance of other variable annuity sub-accounts, underlying mutual fund options with similar or different objectives, or the investment industry as a whole. Other investments to which the sub-accounts may be compared include, but are not limited to:

     -    precious metals;
     -    real estate;
     -    stocks and bonds;
     -    closed-end funds;
     -    bank money market deposit accounts and passbook savings;
     -    CDs; and
     -    the Consumer Price Index.

Market Indexes

The sub-accounts will be compared to certain market indexes, such as:

     -    S&P 500;
     -    Shearson/Lehman Intermediate Government/Corporate Bond Index;
     -    Shearson/Lehman Long-Term Government/Corporate Bond Index;
     -    Donoghue Money Fund Average;
     -    U.S. Treasury Note Index;
     -    Bank Rate Monitor National Index of 2 1/2 Year CD Rates; and
     -    Dow Jones Industrial Average.

Tracking & Rating Services; Publications

Nationwide's rankings and ratings are sometimes published by other services, such as:
     -    Lipper Analytical Services, Inc.;
     -    CDA/Wiesenberger;
     -    Morningstar;
     -    Donoghue's;
     -    magazines such as:
          -    Money;
          -    Forbes;
          -    Kiplinger's Personal Finance Magazine;
          -    Financial World;
          -    Consumer Reports;
          -    Business Week;
          -    Time;
          -    Newsweek;
          -    National Underwriter; and
          -    News and World Report;
     -    LIMRA;
     -    Value;
     -    Best's Agent Guide;
     -    Western Annuity Guide;
     -    Comparative Annuity Reports;
     -    Wall Street Journal;
     -    Barron's;
     -    Investor's Daily;
     -    Standard & Poor's Outlook; and
     -    Variable Annuity Research & Data Service (The VARDS Report).

These rating services and publications rank the underlying mutual funds' performance against other funds. These rankings may or may not include the effects of sales charges or other fees.

Financial Rating Services

Nationwide is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. Nationwide may advertise these ratings. These ratings reflect Nationwide's financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account.

Some Nationwide advertisements and endorsements may include lists of organizations, individuals or other parties that recommend Nationwide or the contract. Furthermore, Nationwide may occasionally advertise comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the sub-accounts. Nationwide may advertise the sub-account's standardized average annual total return ("standardized return") calculated in a manner prescribed by the SEC, and non-standardized total return ("non-standardized return").


Standardized return shows the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year periods (or for a period covering the time the underlying mutual fund has been available in the variable account if it has not been available for one of the prescribed periods). This calculation reflects the Contract Maintenance Charge, the CDSC schedule and variable account charges of 1.75%. Standardized return does not reflect the deduction of state premium taxes, which may be imposed by certain states.


Non-standardized return is calculated similarly to standardized return except non-standardized return assumes an initial investment of $25,000 and does not reflect CDSC. An assumed initial investment of $25,000 is used because that amount more accurately reflects the average contract size.



Both methods of calculation reflect total return for the most recent one, five and ten year periods (or for a period covering the time the underlying mutual fund has been in existence). For those underlying mutual funds which have not been available in the variable account for one of the prescribed periods, the non-standardized total return illustrations will show the investment performance the underlying mutual funds would have achieved had they been available in the variable account for one of the periods. If the underlying mutual fund has been available in the variable account for less than one year (or if the underlying mutual fund has been effective for less than one year) standardized and non-standardized performance is not annualized.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                                      PAGE
General Information and History..........................................1
Services.................................................................1
Purchase of Securities Being Offered.....................................1
Underwriters.............................................................2
Calculations of Performance..............................................2
Annuity Payments.........................................................3
Financial Statements.....................................................4

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies. There is no guarantee that the investment objectives will be met.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS
American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company that offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     AMERICAN CENTURY VP INCOME & GROWTH
     Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

     AMERICAN CENTURY VP INTERNATIONAL
     Investment Objective: Capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

     AMERICAN CENTURY VP VALUE
     Investment Objective: Long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total asset in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

DREYFUS INVESTMENT PORTFOLIOS
Dreyfus Investment Portfolios (the "Fund") is an open-end, management investment company known as a mutual fund. Shares are offered only to variable annuity and variable life insurance separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. Individuals may not purchase shares directly from the Fund. The Dreyfus Corporation serves as the Fund's investment adviser.

     EUROPEAN EQUITY PORTFOLIO: INITIAL SHARES
     Investment Objective: Long-term capital growth. To pursue this goal, the Portfolio generally invests at least 80% of its total assets in stocks included within the universe of the 300 largest European companies. The Portfolio may invest up to 10% of its total assets in the stocks of non-European companies. The Portfolio's stock investments may include common stocks, preferred stocks and convertible securities.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.: INITIAL SHARES
The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

     Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS STOCK INDEX FUND, INC.: INITIAL SHARES
The Dreyfus Stock Index Fund, Inc. is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly owned subsidiary of Mellon Bank, N.A., which is a wholly owned subsidiary of Mellon Bank Corporation.

     Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND
Dreyfus Variable Investment Fund is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's manager. Fayez, Sarofim & Company serves as the sub-adviser and provides day-to-day management of the Portfolio.

     APPRECIATION PORTFOLIO: INITIAL SHARES
     Investment Objective: Primarily to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FEDERATED INSURANCE SERIES
Federated Insurance Series (the "Trust"), an open-end management investment company, was established as a Massachusetts business trust, under a Declaration of Trust dated September 15, 1993. The Trust offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Federated Investment Management Company serves as the investment adviser.

     FEDERATED QUALITY BOND FUND II
     Investment Objective: Current income by investing in investment grade fixed income securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
The Fidelity Variable Insurance Products Fund ("VIP") is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

     VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     VIP GROWTH PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     VIP HIGH INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

          - at least 65% in income-producing debt securities and preferred stocks, including convertible securities

          - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

     Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C-by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

     VIP OVERSEAS PORTFOLIO: SERVICE CLASS
     Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
The Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP II and its portfolios.

     VIP II CONTRAFUND(R) PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
The Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP III and it's portfolios.

     VIP III GROWTH OPPORTUNITIES PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

JANUS ASPEN SERIES
The Janus Aspen Series is an open-end management investment company whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance policies, as well as certain qualified retirement plans. Janus Capital Corporation serves as investment adviser to each Portfolio.

     CAPITAL APPRECIATION PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

     GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. Under normal circumstances, the portfolio invests at least 65% of its total assets in securities of companies that the portfolio manager believes will benefit significantly from advances or improvements in technology.

     INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

NATIONWIDE SEPARATE ACCOUNT TRUST
Nationwide Separate Account Trust ("NSAT") is a diversified open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. Villanova Global Asset Management Trust, an indirect subsidiary of Nationwide Mutual Insurance Company, manages the assets of the Gartmore NSAT Emerging Markets Fund, and Gartmore NSAT International Growth Fund. The remaining assets of NSAT are managed by Villanova Mutual Fund Capital Trust ("VMF"), an indirect subsidiary of Nationwide Financial Services, Inc.

     CAPITAL APPRECIATION FUND
     Investment Objective: Long-term capital appreciation.

     DREYFUS NSAT MID CAP INDEX FUND
     Subadviser: The Dreyfus Corporation
     Investment Objective: Capital appreciation. The Fund seeks to match the performance of the Standard & Poor's MidCap 400 Index. To pursue this goal, the Fund generally is fully invested in all 400 stocks included in this index in proportion to their weighting in the index, and in futures whose performance is tied to the index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

     FEDERATED NSAT EQUITY INCOME FUND
     Subadviser: Federated Investment Counseling
     Investment Objective: Above average income and capital appreciation by investing primarily in income producing U.S. and foreign equity securities and securities that are convertible into common stock.

     FEDERATED NSAT HIGH INCOME BOND FUND
     Subadviser: Federated Investment Counseling
     Investment Objective: To provide high current income by investing at least 65% of the Fund's total assets in corporate bonds that are rated BBB or lower by a rating agency or that are unrated but of comparable quality. Such funds are commonly referred to as "junk bonds."

     GARTMORE NSAT EMERGING MARKETS FUND
     Subadviser: Gartmore Global Partners
     Investment Objective: Long term capital growth by investing primarily in equity securities of companies located in emerging market countries.

     GARTMORE NSAT GLOBAL TECHNOLOGY AND COMMUNICATIONS FUND
     Investment Objective: Long term capital appreciation by investing primarily and at least 65% of its total assets in equity securities issued by U.S. and foreign companies with business operations in technology and communications and/or technology and communication related industries.

     GARTMORE NSAT INTERNATIONAL GROWTH FUND
     Subadviser: Gartmore Global Partners
     Investment Objective: Long term capital growth by investing primarily in equity securities of companies in Europe, Australia, the Far East and other regions, including developing countries. The Fund invests at least 65% of its assets in established companies located in at least three countries other than the U.S.

     GOVERNMENT BOND FUND
     Investment Objective: As high a level of income as is consistent with the preservation of capital by investing at least 65% of its total assets in U.S. government and agency bonds, bills and notes.

     J.P. MORGAN NSAT BALANCED FUND
     Subadviser: J.P. Morgan Investment Management, Inc.
     Investment Objective: A high total return from a diversified portfolio of equity and fixed income securities. Under normal circumstances, the Fund invests approximately 60% of its assets in equity securities and 40% of its assets in fixed income securities. The equity securities held by the Fund generally are common stocks of large and medium sized companies included in the Standard & Poor's 500 Index. Generally, most of the Fund's fixed income securities will consist of "investment grade" securities, but the Fund may invest securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds.

     MAS NSAT MULTI SECTOR BOND FUND
     Subadviser: Miller, Anderson & Sherrerd, LLP
     Investment Objective: Primarily seeks above average total return over a market cycle of three to five years. The Fund invests in a diversified portfolio of U.S. and foreign fixed income securities, including high yield securities (commonly referred to as "junk bonds") and emerging markets securities. The subadviser will use futures, swaps and other derivatives in managing the Fund.

     MONEY MARKET FUND
     Investment Objective: As high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

     NATIONWIDE GLOBAL 50 FUND
     Subadviser: J. P. Morgan Investment Management Inc.
     Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. The Fund seeks its investment objective through stock selection and management of currency exposure. The Fund invests in approximately fifty stocks of primarily large and midcap companies located throughout the world.

     NATIONWIDE SMALL CAP GROWTH FUND
     Subadvisers: Miller Anderson & Sherrerd, LLP, Neuberger Berman, LLC and Waddell & Reed Investment Management Company
     Investment Objective: Seeks capital growth by investing in a broadly diversified portfolio of equity securities issued by U.S. and foreign companies with market capitalizations in the range of companies represented by the Russell 2000, known has small cap companies.
     Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of small cap companies. The balance of the Fund's assets may be invested in equity securities of larger cap companies.

     NATIONWIDE SMALL CAP VALUE FUND
     Subadviser: The Dreyfus Corporation
     Investment Objective: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a medial market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets in equity securities of companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Index.

     NATIONWIDE SMALL COMPANY FUND
     Subadvisers: The Dreyfus Corporation, Neuberger Berman, LLC, Lazard Asset Management, Strong Capital Management, Inc. and Waddell & Reed Investment Management Company
     Investment Objective: Long-term growth of capital. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Index.

     STRONG NSAT MID CAP GROWTH FUND
     Subadviser: Strong Capital Management Inc.
     Investment Objective: Capital growth by focusing on common stocks of U.S. and foreign companies that the subadviser believes are reasonably priced and have above-average growth potential. The Fund invests primarily in stocks of medium sized companies but its portfolio can include stocks of companies of any size.

     TOTAL RETURN FUND
     Investment Objective: To obtain a reasonable, long-term total return on invested capital.

     TURNER NSAT GROWTH FOCUS FUND
     Subadviser: Turner Investment Partners, Inc.
     Investment Objective: Long term capital appreciation by investing primarily in U.S. common stocks, ADRs and foreign companies that demonstrate strong earnings growth potential. The Fund is non-diversified and typically focuses its investments in a core group of 20 to 30 common stocks.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("AMT")
Neuberger Berman AMT is an open-end, diversified management investment company that offers its portfolios in connection with variable annuity contracts and variable life insurance policies, and certain qualified plans. Prior to May 1, 2000, the portfolios invested through a two-tier master/feeder structure, whereby each portfolio invested its assets in another fund that served as a corresponding "master series;" the master series invested in securities. Effective May 1, 2000, the portfolios converted to a conventional one-tier structure, whereby each portfolio holds its securities directly. Neuberger Berman Management Inc. is the investment adviser.

     AMT GUARDIAN PORTFOLIO
     Investment Objective: Long-term capital growth, with current income as a secondary objective. The portfolio pursues these goals by investing mainly in common stocks of large-capitalization companies.

     AMT MID-CAP GROWTH PORTFOLIO
     Investment Objective: Capital growth. The portfolio pursues this goal by investing mainly in common stocks of mid-capitalization companies. The managers look for fast-growing companies that are in new or rapidly evolving industries and seek to reduce risk by diversifying among many companies, industries and sectors.

     AMT PARTNERS PORTFOLIO
     Investment Objective: Capital growth. The portfolio pursues its goal by investing mainly in common stocks of mid- to large-capitalization companies.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
The Oppenheimer variable account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Funds, Inc. is the investment adviser.

     OPPENHEIMER AGGRESSIVE GROWTH FUND/VA
     Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     OPPENHEIMER CAPITAL APPRECIATION FUND/VA
     Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

     OPPENHEIMER GLOBAL SECURITIES FUND/VA
     Investment Objective: Long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special appreciation possibilities. These securities may be considered speculative.

     OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
     Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

STRONG OPPORTUNITY FUND II, INC.
The Strong Opportunity Fund II, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong Opportunity Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management Inc. is the investment adviser for the Fund.

     Investment Objective: Capital appreciation through investment in a diversified portfolio of equity securities.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
The Universal Institutional Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors.

     EMERGING MARKETS DEBT PORTFOLIO
     Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located. Morgan Stanley Asset Management is the Portfolio's investment adviser.

     MID CAP GROWTH PORTFOLIO
     Investment Objective: Long-term capital growth by investing primarily in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the Standard & Poor's Rating Group ("S&P") MidCap 400 Index. Such range is generally $500 million to $6 billion but the range fluctuates over time with changes in the equity market. Miller Anderson & Sherrerd, LLP is the Portfolio's investment adviser.

     U. S. REAL ESTATE PORTFOLIO
     Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. Morgan Stanley Asset Management serves as the Portfolio's investment adviser.

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment adviser and manager is Van Eck Associates Corporation.

     WORLDWIDE EMERGING MARKETS FUND
     Investment Objective: Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

     WORLDWIDE HARD ASSETS FUND
     Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

                       STATEMENT OF ADDITIONAL INFORMATION

                                  ______, 2001

                       DEFERRED VARIABLE ANNUITY CONTRACTS
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                    THROUGH ITS NATIONWIDE VARIABLE ACCOUNT-9

This Statement of Additional Information is not a prospectus. It contains additional information than set forth in the prospectus and should be read in conjunction with the prospectus dated ______, 2001. The prospectus may be obtained from Nationwide Life Insurance Company by writing One Nationwide Plaza, 01-05-P1, Columbus, Ohio 43215, or calling 1-800-848-6331, TDD 1-800-238-3035.

                                TABLE OF CONTENTS
                                                                        PAGE
     General Information and History.......................................1
     Services..............................................................1
     Purchase of Securities Being Offered..................................1
     Underwriters..........................................................2
     Calculations of Performance...........................................2
     Annuity Payments......................................................3
     Financial Statements..................................................4

GENERAL INFORMATION AND HISTORY

Nationwide Variable Account-9 is a separate investment account of Nationwide Life Insurance Company ("Nationwide"). All of Nationwide 's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.24%) and Nationwide Mutual Fire Insurance Company (4.76%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $111 billion as of December 31, 2000.

SERVICES

Nationwide, which has responsibility for administration of the contracts and the variable account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the contract value of each contract.

The custodian of the assets of the variable account is Nationwide. Nationwide will maintain a record of all purchases and redemption of shares of the underlying mutual funds. Nationwide, or affiliates of Nationwide may have entered into agreements with either the investment adviser or distributor for the underlying mutual funds. The agreements relate to administrative services furnished by Nationwide or an affiliate of Nationwide and provide for an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in particular underlying mutual funds. These fees in no way affect the net asset value of the underlying mutual funds or fees paid by the contract owner.


The audited financial statements for Nationwide have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG LLP are located at 191 West Nationwide Boulevard, Columbus, Ohio 43215.


PURCHASE OF SECURITIES BEING OFFERED

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

UNDERWRITERS

The contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation ("NISC"), Two Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide. During the fiscal years ended December 31, 2000, 1999 and 1998, no underwriting commissions were paid by Nationwide to NISC.

CALCULATIONS OF PERFORMANCE

Any current yield quotations of the NSAT Money Market Fund, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The NSAT Money Market Fund's effective yield is computed similarly, but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations of NSAT Money Market Fund.

The NSAT Money Market Fund's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the fund's expenses. Although the NSAT Money Market Fund determines its yield on the basis of a seven day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the NSAT Money Market Fund 's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a contract owner's investment in the NSAT Money Market Fund is not guaranteed or insured. Yields of other money market funds may not be comparable if a different base period or another method of calculation is used.


All performance advertising will include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the SEC. Standardized average annual total return is found by taking a hypothetical $1,000 investment in each of the sub-accounts' units on the first day of the period at the offering price, which is the accumulation unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of the Contract Maintenance Charge, the CDSC schedule and variable account charges of 1.75%. No deduction is made for premium taxes which may be assessed by certain states. Non-standardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the non-standardized total return is based on a hypothetical initial investment of $25,000 and does not reflect CDSC. An assumed initial investment of $25,000 will be used because that figure more closely approximates the size of a typical contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.


The standardized average annual total return and non-standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized average annual return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying mutual fund has been available in the variable account if the underlying mutual fund has not been available for one of the prescribed periods. Non-standardized average annual total return will based on rolling calendar quarters and will cover periods of one, five and ten years, or a period covering the time the underlying mutual fund has been in existence. If the underlying mutual fund has been available in the variable account for less than one year (or if the underlying mutual fund has been effective for less than one year), standardized and non-standardized performance is not annualized.

Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance is not a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. A contract owner's account when redeemed may be more or less than the original cost.

ANNUITY PAYMENTS

See "Frequency and Amount of Annuity Payments" located in the prospectus.

          Financial Statements to be filed by Pre-Effective Amendment to the Registration Statement.

PART C.  OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements:

              (1) Financial statements included in Prospectus.
                  (Part A):
                  Condensed Financial Information.
                  in Part B:
                  Those financial statements required by Item 23 to be included in Part B have been incorporated therein by reference to the Prospectus (Part A).

              Nationwide Variable Account-9:

                   Independent Auditors' Report.

                   Statement of Assets, Liabilities and Contract
                   Owners' Equity as of December 31, 2000.

                   Statements of Operations for the year
                   ended December 31, 2000.

                   Statements of Changes in Contract
                   Owners' Equity for the years ended
                   December 31, 2000 and 1999.

                   Notes to Financial Statements.

              Nationwide Life Insurance Company:

                   Independent Auditors' Report.

                   Consolidated Balance Sheets as of December 31,
                   2000 and 1999.

                   Consolidated Statements of Income for the years ended December 31, 2000, 1999 and 1998.

                   Consolidated Statements of Shareholder's Equity for the years ended December 31, 2000, 1999 and 1998.

                   Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

                   Notes to Financial Statements.

Item 24.  (b) Exhibits

               (1) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant - Filed previously with initial registration statement (File No. 333-28995) and is hereby incorporated by reference.

               (2)  Not Applicable

               (3) Underwriting or Distribution of contracts between the Depositor and Principal Underwriter - Filed previously with Registration Statement (File No. 333-28995) and is hereby incorporated by reference.


               (4)  The form of the variable annuity contract - Attached hereto.

               (5)  Variable annuity application - Attached hereto.


               (6) Articles of Incorporation of Depositor - Filed previously with initial registration statement (File No. 333-28995) and is hereby incorporated by reference.

               (7)  Not Applicable

               (8)  Not Applicable


               (9) Opinion of Counsel - To be filed by Pre-Effective Amendment to the Registration Statement.


               (10) Not Applicable

               (11) Not Applicable

               (12) Not Applicable

               (13) Performance Advertising Calculation Schedule - Filed
                    previously with initial registration statement (File No. 333-28995) and is hereby incorporated by reference.

Item 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR


                           NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR

                          Lewis J. Alphin                                        Director
                          519 Bethel Church Road
                          Mount Olive, NC 28365-6107

                          A. I. Bell                                             Director
                          4121 North River Road West
                          Zanesville, OH 43701

                          Yvonne M. Curl                                         Director
                          Avaya Inc.
                          Room 3C322
                          211 Mt. Airy Road
                          Basking Ridge, NJ 07290

                          Kenneth D. Davis                                       Director
                          7229 Woodmansee Road
                          Leesburg, OH 45135

                          Keith W. Eckel                                         Director
                          1647 Falls Road
                          Clarks Summit, PA 18411

                          Willard J. Engel                                       Director
                          301 East Marshall Street
                          Marshall, MN 56258

                          Fred C. Finney                                         Director
                          1558 West Moreland Road
                          Wooster, OH 44691

                          Joseph J. Gasper                         President and Chief Operating Officer
                          One Nationwide Plaza                                 and Director
                          Columbus, OH  43215

                          W.G. Jurgensen                                  Chief Executive Officer
                          One Nationwide Plaza                                 and Director
                          Columbus, OH 43215

                          David O. Miller                           Chairman of the Board and Director
                          115 Sprague Drive
                          Hebron, OH 43025

                          Ralph M. Paige                                         Director
                          Federation of Southern
                          Cooperatives/Land Assistance Fund
                          2769 Church Street
                          East Point, GA  30344

                          James F. Patterson                                     Director
                          8765 Mulberry Road
                          Chesterland, OH  44026


                           NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR

                          Arden L. Shisler                                       Director
                          1356 North Wenger Road
                          Dalton, OH  44618

                          Robert L. Stewart                                      Director
                          88740 Fairview Road
                          Jewett, OH  43986

                          Richard D. Headley                             Executive Vice President
                          One Nationwide Plaza
                          Columbus, OH 43215

                          Michael S. Helfer                             Executive Vice President -
                          One Nationwide Plaza                              Corporate Strategy
                          Columbus, OH 43215

                          Donna A. James.                               Executive Vice President -
                          One Nationwide Plaza                         Chief Administrative Officer
                          Columbus, OH 43215

                          Robert A. Oakley                             Executive Vice President -
                          One Nationwide Plaza                     Chief Financial Officer and Treasurer
                          Columbus, OH 43215

                          Robert J. Woodward, Jr.                       Executive Vice President -
                          One Nationwide Plaza                           Chief Investment Officer
                          Columbus, Ohio 43215

                          John R. Cook, Jr.                               Senior Vice President -
                          One Nationwide Plaza                         Chief Communications Officer
                          Columbus, OH 43215

                          Thomas L. Crumrine                               Senior Vice President
                          One Nationwide Plaza
                          Columbus, OH 43215

                          David A. Diamond                               Senior Vice President -
                          One Nationwide Plaza                              Corporate Strategy
                          Columbus, OH 43215

                          Philip C. Gath                                 Senior Vice President -
                          One Nationwide Plaza                      Chief Actuary -Nationwide Financial
                          Columbus, OH  43215

                          Patricia R. Hatler                              Senior Vice President,
                          One Nationwide Plaza                         General Counsel and Secretary
                          Columbus, OH 43215

                          David K. Hollingsworth                        Senior Vice President -
                          One Nationwide Plaza                           Business Development and
                          Columbus, OH 43215                                 Sponsor Relations

                          David R. Jahn                                  Senior Vice President -
                          One Nationwide Plaza                              Project Management
                          Columbus, OH 43215


                           NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                          BUSINESS ADDRESS                                    WITH DEPOSITOR

                          Richard A. Karas                            Senior Vice President - Sales -
                          One Nationwide Plaza                              Financial Services
                          Columbus, OH 43215

                          Gregory S. Lashutka                            Senior Vice President -
                          One Nationwide Plaza                              Corporate Relations
                          Columbus, OH 43215

                          Edwin P. McCausland, Jr.                       Senior Vice President -
                          One Nationwide Plaza                            Fixed Income Securities
                          Columbus, OH 43215

                          Mark D. Phelan                                 Senior Vice President -
                          One Nationwide Plaza                           Technology and Operations
                          Columbus, OH 43215

                          Douglas C. Robinette                            Senior Vice President -
                          One Nationwide Plaza                                    Claims
                          Columbus, OH 43215

                          Mark R. Thresher                               Senior Vice President -
                          One Nationwide Plaza                        Finance - Nationwide Financial
                          Columbus, OH 43215

                          Richard M. Waggoner                            Senior Vice President -
                          One Nationwide Plaza                                  Operations
                          Columbus, OH 43215

                          Susan A. Wolken                             Senior Vice President - Product
                          One Nationwide Plaza                          Management and Nationwide
                          Columbus, OH 43215                                Financial Marketing

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

          * Subsidiaries for which separate financial statements are filed

          ** Subsidiaries included in the respective consolidated financial statements

          *** Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries

          ****   other subsidiaries



       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       The 401(k) Companies, Inc.               Texas                                        Holding company

       The 401(k) Company                       Texas                                        Third-party administrator for 401(k)
                                                                                             plans

       401(k) Investment Advisors, Inc.         Texas                                        Investment advisor registered with the
                                                                                             SEC

       401(k) Investments Services, Inc.        Texas                                        NASD registered broker-dealer

       Affiliate Agency, Inc.                   Delaware                                     Insurance agency marketing life
                                                                                             insurance and annuity products through
                                                                                             financial institutions

       Affiliate Agency of Ohio, Inc.           Ohio                                         Insurance agency marketing life
                                                                                             insurance and annuity products through
                                                                                             financial institutions

       AGMC Reinsurance, Ltd.                   Turks and Caico Islands                      Reinsurance company

       AID Finance Services, Inc.               Iowa                                         Holding company

       Allied Document Solutions, Inc.          Iowa                                         General printing services

       ALLIED General Agency Company            Iowa                                         Managing general agent and surplus
                                                                                             lines broker for property and casualty
                                                                                             insurance products

       ALLIED Group, Inc.                       Iowa                                         Property and casualty holding company

       ALLIED Group Insurance Marketing         Iowa                                         Direct marketer for property and
       Company                                                                               casualty insurance products

       ALLIED Property and Casualty Insurance   Iowa                                         Underwrites general property and
       Company                                                                               casualty insurance

       Allnations, Inc.                         Ohio                                         Promotes international cooperative
                                                                                             insurance organizations

       AMCO Insurance Company                   Iowa                                         Underwrites general property and
                                                                                             casualty insurance

       American Marine Underwriters, Inc.       Florida                                      Underwriting manager for ocean cargo
                                                                                             and bulk insurance

       Asset Management Holdings, P/C           United Kingdom                               Holding company

       Auto Direkt Insurance Company            Germany                                      Insurance company

       Cal-Ag Insurance services, Inc.          California                                   Captive insurance brokerage firm

       CalFarm Insurance Agency                 California                                   Former marketing company for
                                                                                             traditional agent producers of CalFarm
                                                                                             Insurance Company

       CalFarm Insurance Company                California                                   Multi-line insurance company

       Caliber Funding                          Delaware                                     A limited purpose corporation


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       Colonial County Mutual Insurance         Texas                                        Insurance company
       Company

       Columbus Insurance Brokerage and         Germany                                      General service insurance broker
       Service GmbH

       Cooperative Service Company              Nebraska                                     Insurance agency that sells and
                                                                                             services commercial insurance

       Damian Securities Limited                England/Wales                                Investment holding company

       Depositors Insurance Company             Iowa                                         Underwrites property and casualty
                                                                                             insurance

       Discover Insurance Agency of Texas, LLC  Texas                                        Insurance agency

       Discover Insurance Agency, LLC           Texas                                        Insurance agency

       eNationwide, LLC                         Ohio                                         Limited liability company that
                                                                                             provides administrative services to
                                                                                             Nationwide's direct operations

       Excaliber Funding Corporation            Delaware                                     Limited purpose corporation

       F&B, Inc.                                Iowa                                         Insurance agency

       Farmland Mutual Insurance Company        Iowa                                         Mutual insurance company

       Fenplace Limited                         England/Wales                                Inactive

       Fenplace Two Ltd.                        England/Wales                                Previously provided investment
                                                                                             management and advisory services to
                                                                                             business, institutional and private
                                                                                             investors; transferred investment
                                                                                             management activity to Gartmore
                                                                                             Investment Limited

       Financial Horizons Distributors Agency   Alabama                                      Insurance agency marketing life
       of Alabama, Inc.                                                                      insurance and annuity products through
                                                                                             financial institutions

       Financial Horizons Distributors Agency   Ohio                                         Insurance marketing life insurance and
       of Ohio, Inc.                                                                         annuity products through financial
                                                                                             institutions

       Financial Horizons Distributors Agency   Oklahoma                                     Insurance marketing life insurance and
       of Oklahoma, Inc.                                                                     annuity products through financial
                                                                                             institutions

       Financial Horizons Distributors Agency   Texas                                        Insurance marketing life insurance and
       of Texas, Inc.                                                                        annuity products through financial
                                                                                             institutions

       *Financial Horizons Investment Trust     Massachusetts                                Diversified, open-end investment
                                                                                             company

       Financial Horizons Securities            Oklahoma                                     Limited broker-dealer doing business
       Corporation                                                                           solely in the financial institution
                                                                                             market

       Gartmore 1990 Ltd.                       England/Wales                                A general partner in a limited
                                                                                             partnership formed to invest in
                                                                                             unlisted securities

       Gartmore 1990 Trustee Ltd.               England/Wales                                Inactive


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       Gartmore Capital Management Ltd.         England/Wales                                Investment management and advisory
                                                                                             services to business, institutional
                                                                                             and private investors; transferred
                                                                                             investment management activity to
                                                                                             Gartmore Investment Limited

       Gartmore Europe Ltd.                     England/Wales                                Investment holding company

       Gartmore Fund Managers International     Jersey, Channel Islands                      Investment administration and support
       Limited

       Gartmore Fund Managers Ltd.              England/Wales                                Authorized unit trust management

       Gartmore Indosuez UK Recovery Fund       England/Wales                                General partner in two limited
                                                                                             partnerships formed to invest in
                                                                                             unlisted securities

       Gartmore Investment Ltd.                 England/Wales                                Investment management and advisory
                                                                                             services to pension funds, unit trusts
                                                                                             and other collective investment
                                                                                             schemes, investment trusts and
                                                                                             portfolios for corporate and other
                                                                                             institutional clients

       Gartmore Investment Management           Jersey, Channel Islands                      Investment management services
       (Channel Islands) Limited

       Gartmore Investment Management plc       England/Wales                                Investment holding company

       Gartmore Investment Services GmbH        Germany                                      Marketing support

       Gartmore Investment Services Ltd.        England/Wales                                Investment holding company

       Gartmore Japan Limited                   Japan                                        Investment management

       Gartmore Nominees Ltd.                   England/Wales                                Inactive

       Gartmore Nominees (Jersey) Ltd.          Jersey, Channel Islands                      Inactive

       Gartmore Pension Fund Trustees, Ltd.     England/Wales                                Trustee of Gartmore Pension Scheme

       Gartmore Scotland Ltd.                   Scotland                                     Inactive

       Gartmore Securities Ltd.                 England/Wales                                Investment holding company; joint
                                                                                             partner in Gartmore Global Partners

       Gartmore U.S. Ltd.                       England/Wales                                Joint partner in Gartmore Global
                                                                                             Partners

       GIL Nominees Ltd.                        England/Wales                                Inactive

       GatesMcDonald Health Plus Inc.           Ohio                                         Managed care organization

       Gates, McDonald & Company                Ohio                                         Services employers for managing
                                                                                             workers' and unemployment compensation
                                                                                             matters

       Gates, McDonald & Company of Nevada      Nevada                                       Self-insurance administration, claims
                                                                                             examinations and data processing
                                                                                             services


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       Gates, McDonald & Company of New York,   New York                                     Workers' compensation/self-insured
       Inc.                                                                                  claims administration services to
                                                                                             employers with exposure in New York

       Insurance Intermediaries, Inc.           Ohio                                         Insurance agency providing commercial
                                                                                             property and casualty brokerage
                                                                                             services

       Landmark Financial Services of New       New York                                     Insurance agency marketing life
       York, Inc.                                                                            insurance and annuity products through
                                                                                             financial institutions

       Leben Direkt Insurance Company           Germany                                      Life insurance through direct mail

       Lone Star General Agency, Inc.           Texas                                        General agent to market non-standard
                                                                                             automobile and motorcycle insurance
                                                                                             for Colonial Mutual Insurance Company

       MedProSolutions, Inc.                    Massachusetts                                Provides third-party administration
                                                                                             services for workers compensation,
                                                                                             automobile injury and disability claims

       Morley & Associates, Inc.                Oregon                                       Insurance brokerage

       Morley Capital Management, Inc.          Oregon                                       Investment adviser and stable value
                                                                                             money management

       Morley Financial Services, Inc.          Oregon                                       Holding company

       Morley Research Associates, Ltd.         Delaware                                     Credit research consulting

       **MRM Investments, Inc.                  Ohio                                         Owns and operates a recreational ski
                                                                                             facility

       **National Casualty Company              Wisconsin                                    Insurance company

       National Casualty Company of America,    England                                      Insurance company
       Ltd.

       National Deferred Compensation, Inc.     Ohio                                         Administers deferred compensation
                                                                                             plans for public employees

       **National Premium and Benefit           Delaware                                     Provides third-party administration
       Administration Company                                                                services

       Nationwide Advisory Services, Inc.       Ohio                                         Registered broker-dealer providing
                                                                                             investment management and
                                                                                             administrative services

       Nationwide Affinity Insurance Company    Kansas                                       Insurance company
       of America

       **Nationwide Agency, Inc.                Ohio                                         Insurance agency

       Nationwide Agribusiness Insurance        Iowa                                         Provides property and casualty
       Company                                                                               insurance primarily to agricultural
                                                                                             business

       Nationwide Arena, LLC                    Ohio                                         Limited liability company related to
                                                                                             arena development


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       *Nationwide Asset Allocation Trust       Ohio                                         Diversified open-end investment company

       Nationwide Asset Management Holdings,    United Kingdom                               Holding company
       Ltd.

       Nationwide Assurance Company             Wisconsin                                    Underwrites non-standard automobile
                                                                                             and motorcycle insurance

       Nationwide Cash Management Company       Ohio                                         Investment securities agent

       Nationwide Corporation                   Ohio                                         Holding company for entities
                                                                                             affiliated with Nationwide Mutual
                                                                                             Insurance Company

       Nationwide Exclusive Distribution        Ohio                                         A limited liability company providing
       Company, LLC                                                                          agency support services to Nationwide
                                                                                             exclusive agents

       Nationwide Financial Assignment Company  Ohio                                         Assignment company to administer
                                                                                             structured settlement business

       Nationwide Financial Institution         Delaware                                     Insurance agency
       Distributors Agency, Inc.

       Nationwide Financial Institution         New Mexico                                   Insurance agency
       Distributors Agency, Inc. of New Mexico

       Nationwide Financial Institution         Massachusetts                                Insurance agency
       Distributors Agency, Inc. of
       Massachusetts

       Nationwide Financial Services            Bermuda                                      Long-term insurer which issued
       (Bermuda) Ltd.                                                                        variable annuity and variable life
                                                                                             products to persons outside the U.S.
                                                                                             and Bermuda

       Nationwide Financial Services Capital    Delaware                                     Trust which issues and sells
       Trust                                                                                 securities and uses proceeds to
                                                                                             acquire debentures

       Nationwide Financial Services Capital    Delaware                                     Trust which issues and sells
       Trust II                                                                              securities and uses proceeds to
                                                                                             acquire debentures

       Nationwide Financial Services, Inc.      Delaware                                     Holding company for entities
                                                                                             associated with Nationwide Mutual
                                                                                             Insurance Company

       Nationwide Foundation                    Ohio                                         Not-for profit corporation

       Nationwide General Insurance Company     Ohio                                         Primarily provides automobile and fire
                                                                                             insurance to select customers

       Nationwide Global Finance, LLC           Ohio                                         Acts as a support company for
                                                                                             Nationwide Global Holdings, Inc. and
                                                                                             its international capitalization
                                                                                             efforts

       Nationwide Global Funds                  Luxembourg                                   Exempted company with limited
                                                                                             liability for purpose of issuing
                                                                                             investment shares to segregated asset
                                                                                             accounts of Nationwide Financial
                                                                                             Services (Bermuda) Ltd. and to
                                                                                             non-U.S. resident investors


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       Nationwide Global Holdings, Inc.         Ohio                                         Holding company for Nationwide
                                                                                             Insurance Enterprise international
                                                                                             operations

       Nationwide Global Holdings, Inc.-NGH     Grand Duchy of                               Analyzes European market of life
       Luxembourg Branch                        Luxembourg                                   insurance

       Nationwide Global Japan, Inc.            Delaware                                     Holding company

       Nationwide Global Limited                Hong Kong                                    Primarily a holding company for
                                                                                             Nationwide Global Holdings, Inc. Asian
                                                                                             operations

       Nationwide Global Holdings-NGH Brasil    Brazil                                       Holding company
       Participacoes LTDA

       Nationwide Health Plans, Inc.            Ohio                                         Health insuring organization

       Nationwide Home Mortgage Company         Iowa                                         Mortgage lendor

       Nationwide Holdings, SA                  Brazil                                       Participates in other companies
                                                                                             related to international operations

       *Nationwide Indemnity Company            Ohio                                         Reinsurance company assuming business
                                                                                             from Nationwide Mutual Insurance
                                                                                             Company and other insurers within the
                                                                                             Nationwide Insurance Enterprise

       Nationwide Insurance Company of America  Wisconsin                                    Independent agency personal lines
                                                                                             underwriter of property and casualty
                                                                                             insurance

       Nationwide Insurance Company of Florida  Ohio                                         Transacts general insurance business
                                                                                             except life insurance

       Nationwide International Underwriters    California                                   Special risks, excess and surplus
                                                                                             lines underwriting manager

       Nationwide Investing Foundation          Michigan                                     Provides investors with continuous
                                                                                             source of investment under management
                                                                                             of trustees

       *Nationwide Investing Foundation II      Massachusetts                                Diversified, open-end investment
                                                                                             company

       Nationwide Investment Services           Oklahoma                                     Registered broker-dealer
       Corporation

       Nationwide Investors Services, Inc.      Ohio                                         Stock transfer agent

       **Nationwide Life and Annuity            Ohio                                         Life insurance company
       Insurance Company

       **Nationwide Life Insurance Company      Ohio                                         Life insurance company

       Nationwide Lloyds                        Texas                                        Commercial property insurance in Texas

       Nationwide Management Systems, Inc.      Ohio                                         Preferred provider organization,
                                                                                             products and related services

       Nationwide Mutual Fire Insurance         Ohio                                         Mutual insurance company
       Company


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       *Nationwide Mutual Funds                 Ohio                                         Diversified, open-end investment
                                                                                             company

       Nationwide Mutual Insurance Company      Ohio                                         Mutual insurance company

       Nationwide Properties, Ltd.              Ohio                                         Develop, own and operate real estate
                                                                                             and real estate investments

       Nationwide Property and Casualty         Ohio                                         Insurance company
       Insurance Company

       Nationwide Realty Investors, Inc.        Ohio                                         Develop, own and operate real estate
                                                                                             and real estate investments

       Nationwide Retirement Plan Services,     Ohio                                         Insurance agency
       Inc.

       Nationwide Retirement Solutions, Inc.    Delaware                                     Market and administer deferred
                                                                                             compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Alabama                                      Market and administer deferred
       of Alabama                                                                            compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Arizona                                      Market and administer deferred
       of Arizona                                                                            compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Arkansas                                     Market and administer deferred
       of Arkansas                                                                           compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Montana                                      Market and administer deferred
       of Montana                                                                            compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Nevada                                       Market and administer deferred
       of Nevada                                                                             compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    New Mexico                                   Market and administer deferred
       of New Mexico                                                                         compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Ohio                                         Market variable annuity contracts to
       of Ohio                                                                               members of the National Education
                                                                                             Association in the state of Ohio

       Nationwide Retirement Solutions, Inc.    Oklahoma                                     Market variable annuity contracts to
       of Oklahoma                                                                           members of the National Education
                                                                                             Association in the state of Oklahoma

       Nationwide Retirement Solutions, Inc.    South Dakota                                 Market and administer deferred
       of South Dakota                                                                       compensation plans for public employees

       Nationwide Retirement Solutions, Inc.    Texas                                        Market and administer deferred
       of Texas                                                                              compensation plans for public employees


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       Nationwide Retirement Solutions, Inc.    Wyoming                                      Market variable annuity contracts to
       of Wyoming                                                                            members of the National Education
                                                                                             Association in the state of Wyoming

       Nationwide Retirement Solutions          Massachusetts                                Market and administer deferred
       Insurance Agency Inc.                                                                 compensation plans for public employees

       Nationwide Seguradora S.A.               Brazil                                       Engage in elementary, health and life
                                                                                             insurance; private open pension and
                                                                                             wealth concession plans

       *Nationwide Separate Account Trust       Massachusetts                                Diversified, open-end investment
                                                                                             company

       Nationwide Services Company, LLC.        Ohio                                         Single member limited liability
                                                                                             company performing shared services
                                                                                             functions for the Nationwide Insurance
                                                                                             Enterprise

       Nationwide Towarzstwo Ubezieczen na      Poland                                       Life insurance and pension products in
       Zycie SA                                                                              Poland

       Nationwide Trust Company, FSB            United States                                Federal savings bank chartered by the
                                                                                             Office of Thrift Supervision in U.S.
                                                                                             Department of Treasury to exercise
                                                                                             custody and fiduciary powers

       Nationwide UK Asset Management           United Kingdom                               Holding company
       Holdings, Ltd.

       Nationwide UK Holding Company, Ltd.      United Kingdom                               Holding company

       Neckura Holding Company                  Germany                                      Administrative services for Neckura
                                                                                             Insurance Group

       Neckura Insurance Company                Germany                                      Insurance company

       Neckura Life Insurance Company           Germany                                      Life and health insurance company

       Nevada Independent                       Nevada                                       Workers' compensation administrative
       Companies-Construction                                                                services to Nevada employers in the
                                                                                             construction industry

       Nevada Independent Companies-Health      Nevada                                       Workers' compensation administrative
       and Nonprofit                                                                         services to Nevada employers in health
                                                                                             and nonprofit industries

       Nevada Independent Companies-            Nevada                                       Workers' compensation administrative
       Hospitality and Entertainment                                                         services to Nevada employers in the
                                                                                             hospitality and entertainment
                                                                                             industries

       Nevada Independent Companies-            Nevada                                       Workers' compensation administrative
       Manufacturing, Transportation and                                                     services to Nevada employers in the
       Distribution                                                                          manufacturing, transportation and
                                                                                             distribution industries


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       NFS Distributors, Inc.                   Delaware                                     Holding company for Nationwide
                                                                                             Financial Services, Inc. distribution
                                                                                             companies

       NGH Luxembourg, S.A                      Luxembourg                                   Acts primarily as holding company for
                                                                                             Nationwide Global Holdings, Inc.
                                                                                             European operations

       NGH Netherlands, B.V.                    The Netherlands                              Holding company for other overseas
                                                                                             companies

       NGH UK, Ltd.                             United Kingdom                               Assists Nationwide Global Holdings,
                                                                                             Inc. with European operations and
                                                                                             marketing

       Northpointe Capital LLC                  Delaware                                     Limited liability company for
                                                                                             investments

       PanEuroLife                              Luxembourg                                   Life insurance company providing
                                                                                             individual life insurance primarily in
                                                                                             the UK, Belgium and France

       Pension Associates, Inc.                 Wisconsin                                    Pension plan administration and record
                                                                                             keeping services

       Portland Investment Services, Inc.       Oregon                                       NASD registered broker-dealer

       Premier Agency, Inc.                     Iowa                                         Insurance agency

       Riverview Agency, Inc.                   Texas                                        Has a pending application to become a
                                                                                             licensed insurance agency with the
                                                                                             Texas Department of Insurance

       Scottsdale Indemnity Company             Ohio                                         Insurance company

       Scottsdale Insurance Company             Ohio                                         Insurance company

       Scottsdale Surplus Lines Insurance       Arizona                                      Provides excess and surplus lines
       Company                                                                               insurance coverage on a non-admitted
                                                                                             basis

       Siam-Ar-Na-Khet Company Limited          Thailand                                     Holding company

       Sun Direct                               Germany                                      Writes direct auto insurance
       Versicherungs-Atiengesclischaft

       SVM Sales GmbH, Neckura Insurance Group  Germany                                      Recruits and supervises external sales
                                                                                             partners who obtain new business for
                                                                                             the Neckura Group as well as to offer
                                                                                             financial services

       Thai Prasit Nationwide Company Limited   Thailand                                     Holding company

       Union Bond & Trust Company               Oregon                                       Oregon state bank with trust powers

       Vertboise, SA                            Luxembourg                                   Real property holding company

       Vicpic Ltd.                              England/Wales                                Inactive

       Villanova Capital, Inc.                  Delaware                                     Holding company


       --------------------------------------------------------------------------------------------------------------------------
                       COMPANY                      STATE/COUNTRY OF         NO. VOTING                PRINCIPAL BUSINESS
                                                      ORGANIZATION           SECURITIES
                                                                            (SEE ATTACHED
                                                                            CHART UNLESS
                                                                              OTHERWISE
                                                                             INDICATED)
       --------------------------------------------------------------------------------------------------------------------------
       Villanova Distribution Services, Inc.    Iowa                                         Broker-dealer

       Villanova Global Asset Management Trust  Delaware                                     Holding company for Gartmore Group and
                                                                                             a registered investment advisor

       Villanova Mutual Fund Capital Trust      Delaware                                     Trust designed to act as a registered
                                                                                             investment advisor

       Villanova SA Capital Trust               Delaware                                     Trust designed to act as a registered
                                                                                             investment advisor

       Villanova Securities, LLC                Delaware                                     Provides brokerage services for block
                                                                                             mutual fund trading for both
                                                                                             affiliated and non-affiliated
                                                                                             investment advisors and performs block
                                                                                             mutual fund trading directly with fund
                                                                                             companies

       Western Heritage Insurance Company       Arizona                                      Underwrites excess and surplus lines
                                                                                             of property and casualty insurance


    --------------------------------------------------------------------------------------------------------------------------------
                        COMPANY                     STATE/COUNTRY OF        NO. VOTING SECURITIES          PRINCIPAL BUSINESS
                                                      ORGANIZATION          (SEE ATTACHED CHART)
                                                                          UNLESS OTHERWISE INDICATED
    --------------------------------------------------------------------------------------------------------------------------------
     *   MFS Variable Account                             Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Multi-Flex Variable Account           Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide VA Separate Account-A                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                         Annuity Separate Account

     *   Nationwide VA Separate Account-B                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                         Annuity Separate Account

     *   Nationwide VA Separate Account-C                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                         Annuity Separate Account

     *   Nationwide VA Separate Account-D                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                         Annuity Separate Account

     *   Nationwide Variable Account                      Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-II                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-3                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-4                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-5                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-6                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Fidelity Advisor Variable             Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
         Account                                                         Account

     *   Nationwide Variable Account-8                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-9                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

     *   Nationwide Variable Account-10                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

         Nationwide Variable Account-11                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

         Nationwide Variable Account-12                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account

         Nationwide Variable Account-13                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                         Account


     *   Nationwide VL Separate Account-A                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                         Annuity Separate Account    Policies

         Nationwide VL Separate Account-B                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                         Annuity Separate Account    Policies

     *   Nationwide VL Separate Account-C                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                         Annuity Separate Account    Policies

     *   Nationwide VL Separate Account-D                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                         Annuity Separate Account    Policies


    --------------------------------------------------------------------------------------------------------------------------------
                        COMPANY                     STATE/COUNTRY OF        NO. VOTING SECURITIES          PRINCIPAL BUSINESS
                                                      ORGANIZATION          (SEE ATTACHED CHART)
                                                                          UNLESS OTHERWISE INDICATED
    --------------------------------------------------------------------------------------------------------------------------------
     *   Nationwide VLI Separate Account                  Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                         Account                     Policies

     *   Nationwide VLI Separate Account-2                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                         Account                     Policies

     *   Nationwide VLI Separate Account-3                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                         Account                     Policies

     *   Nationwide VLI Separate Account-4                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                         Account                     Policies

     *   Nationwide VLI Separate Account-5                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                         Account                     Policies


         Nationwide VLI Separate Account-6                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                         Account                     Policies


                                                                                                                         (left side)








           -------------------------------------------------------------------------------------------------------------------------
           |                                      |
---------------------------           ---------------------------       ----------------------------
|   NATIONWIDE AFFINITY   |           |         ALLIED          |       |                          |
|   INSURANCE COMPANY     |           |       GROUP, INC.       |       |                          |
|       OF AMERICA        |           |          (AGI)          |       |     NATIONWIDE LLOYDS    |
|                         |           |                         |       |                          |
|Common Stock: 500,000    |   |-------|Common Stock: 850 Shares |---|   |                          |
|------------  Shares     |   |       |------------             |   |   |      A TEXAS LLOYDS      |================================
|                         |   |       |                         |   |   |                          |
|              Cost       |   |       |              Cost       |   |   |                          |
|              ----       |   |       |              ----       |   |   |                          |
|Casualty-                |   |       |Casualty-                |   |   |                          |
|100%       $23,843,431   |   |       |100%       $1,243,344,521|   |   |                          |
---------------------------   |       ---------------------------   |   ----------------------------
                              |                                     |
---------------------------   |       ---------------------------   |   ----------------------------
|  NATIONWIDE INSURANCE   |   |       |           AMCO          |   |   |        DEPOSITORS        |
|   COMPANY OF AMERICA    |   |       |    INSURANCE COMPANY    |   |   |     INSURANCE COMPANY    |
|                         |   |       |          (AMCO)         |   |   |       (DEPOSITORS)       |
|Common Stock: 12,000     |   |       |Common Stock: 300,000    |   |   |Common Stock: 300,000     |
|------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
|                         |---|       |                         |---|---|                          |
|              Cost       |   |       |              Cost       |   |   |              Cost        |
|              ----       |   |       |              ----       |   |   |              ----        |
|                         |   |       |                         |   |   |                          |
|AGI-100%    $215,273,000 |   |       |AGI-100%     $147,425,540|   |   |AGI-100%      $22,251,842 |
---------------------------   |       ---------------------------   |   ----------------------------
                              |                    |                |
---------------------------   |       ---------------------------   |   ----------------------------
|      AID FINANCE        |   |       |           ALLIED        |   |   |     ALLIED PROPERTY      |
|     SERVICES, INC.      |   |       |      GENERAL AGENCY     |   |   |       AND CASUALTY       |
|     (AID FINANCE)       |   |       |          COMPANY        |   |   |    INSURANCE COMPANY     |
|Common Stock: 10,000     |   |       |Common Stock: 5,000      |   |   |Common Stock: 300,000     |
|------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
|                         |---|       |                         |---|---|                          |
|              Cost       |           |              Cost       |   |   |              Cost        |
|              ----       |           |              ----       |   |   |              ----        |
|AGI-100%      $19,545,634|           |AMCO-100%     $135,342   |   |   |AGI-100%      $47,018,643 |
---------------------------           ---------------------------   |   ----------------------------
            |                                                       |
---------------------------           ---------------------------   |   ----------------------------
|        ALLIED           |           |         ALLIED          |   |   |        NATIONWIDE        |
|   GROUP INSURANCE       |           |    DOCUMENT SOLUTIONS,  |   |   |      HOME MORTGAGE       |
|  MARKETING COMPANY      |           |           INC.          |   |   |      COMPANY (NHMC)      |
|                         |           |Common Stock: 10,000     |   |   |                          |
|Common Stock: 20,000     |           |------------  Shares     |   |   |Common Stock: 54,348      |
|------------  Shares     |           |                         |---|---|------------   Shares     |
|                         |           |                         |   |   |                          |
|                         |           |                         |   |   |                          |
|                         |           |                         |   |   |                          |
|              Cost       |           |              Cost       |   |   |                          |
|              ----       |           |              ----       |   |   |                          |
| Aid                     |           |AGI-100%      $610,000   |   |   |AGI-88.9%                 |
| Finance-100% $16,059,469|           ---------------------------   |   ----------------------------
--------------------------                                          |                 |
                                      ---------------------------   |   ----------------------------
                                      |          PREMIER        |   |   |           AGMC           |
                                      |          AGENCY,        |   |   |      REINSURANCE, LTD.   |
                                      |            INC.         |   |   |                          |
                                      |Common Stock: 100,000    |   |   |Common Stock: 11,000      |
                                      |------------  Shares     |   |   |------------  Shares      |
                                      |                         |---|   |                          |
                                      |              Cost       |       |              Cost        |
                                      |              ----       |       |              ----        |
                                      |AGI-100%      $100,000   |       |NHMC-100%     $11,000     |
                                      ---------------------------       ----------------------------

                                                                        ----------------------------
                                                                        |          WESTERN         |
                                                                        |    HERITAGE INSURANCE    |
                                                                        |          COMPANY         |
                                                                        |                          |
                                                                        |Common Stock: 4,776,076   |--------------------------------
                                                                        |------------- Shares      |
                                                                        |                          |
                                                                        |              Cost        |
                                                                        |              ----        |
                                                                        |SIC-100%      $57,000,000 |
                                                                        ----------------------------


                                                    NATIONWIDE(R)                                                  (middle)
  ------------------------------------------                                              ------------------------------------------
  |                                        |                                              |                                        |
  |           NATIONWIDE MUTUAL            |                                              |          NATIONWIDE MUTUAL             |
  |           INSURANCE COMPANY            |==============================================|        FIRE INSURANCE COMPANY          |
  |              (CASUALTY)                |                                              |               (FIRE)                   |
  |                                        |                                              |                                        |
  --------------------|---------------------                                              ------------------|-----------------------
  |  ||               |                                                                                     |
--|  ||               |--------------------------------------------------------------------|                |-----------------------
     ||                                                                                    |
     ||                                          |--------------------------------------------------------------|-------------------
     ||                                          |                                                              |
     ||  --------------------------------        |   --------------------------------            ---------------|----------------
     ||  |       FARMLAND MUTUAL        |        |   |     NATIONWIDE GENERAL       |            |       NECKURA HOLDING        |
     ||  |      INSURANCE COMPANY       |        |   |      INSURANCE COMPANY       |            |      COMPANY (NECKURA)       |
     ||  |Guaranty Fund                 |        |   |                              |            |                              |
=====||==|------------                  |---|    |   |Common Stock:    20,000       |            |Common Stock:    10,000       |
         |Certificate                   |   |    |---|------------     Shares       |         |--|------------     Shares       |
         |-----------                   |   |    |   |                              |         |  |                              |
         |                 Cost         |   |    |   |                 Cost         |         |  |                 Cost         |
         |                 ----         |   |    |   |                 ----         |         |  |                 ----         |
         |Casualty         $500,000     |   |    |   |Casualty-100%    $5,944,422   |         |  |Casualty-100%    $142,943,140 |
         --------------------------------   |    |   --------------------------------         |  --------------------------------
                                            |    |                                            |
         --------------------------------   |    |   --------------------------------         |  --------------------------------
         |          F & B, INC.         |   |    |   |      NATIONWIDE PROPERTY     |         |  |           NECKURA            |
         |                              |   |    |   |         AND CASUALTY         |         |  |       INSURANCE COMPANY      |
         |Common Stock:    1 Share      |   |    |   |       INSURANCE COMPANY      |         |  |                              |
         |------------                  |   |    |   |Common Stock:    60,000       |         |--|Common Stock:    6,000        |
         |                              |---|    |---|------------     Shares       |         |  |------------     Shares       |
         |                 Cost         |   |    |   |                              |         |  |                              |
         |                 ----         |   |    |   |                 Cost         |         |  |                 Cost         |
         |Farmland                      |   |    |   |                 ----         |         |  |                 ----         |
         |Mutual-100%       $10         |   |    |   |Casualty-100%    $6,000,000   |         |  |Neckura-100%     DM 6,000,000 |
         --------------------------------   |    |   --------------------------------         |  --------------------------------
                                            |    |                                            |
         --------------------------------   |    |   --------------------------------         |  --------------------------------
         |     COOPERATIVE SERVICE      |   |    |   |     NATIONWIDE ASSURANCE     |         |  |         NECKURA LIFE         |
         |           COMPANY            |   |    |   |            COMPANY           |         |  |       INSURANCE COMPANY      |
         |Common Stock:    600 Shares   |   |    |   |                              |         |  |                              |
         |------------                  |----    |---|Common Stock:    1,750        |         |--|Common Stock:    4,000        |
         |                              |        |   |------------     Shares       |         |  |------------     Shares       |
         |                 Cost         |            |                              |            |                              |
         |                 ----         |        |   |                 Cost         |         |  |                 Cost         |
         |Farmland                      |        |   |                 ----         |         |  |                 ----         |
         |Mutual-100%      $5,336,063   |        |   |Casualty-100%    $41,750,000  |         |  |Neckura-100%     DM 15,825,681|
         --------------------------------        |   --------------------------------         |  --------------------------------
                                                 |                                            |
         --------------------------------        |   --------------------------------         |  --------------------------------
         |          SCOTTSDALE          |        |   |    NATIONWIDE AGRIBUSINESS   |         |  |      COLUMBUS INSURANCE      |
         |       INSURANCE COMPANY      |        |   |       INSURANCE COMPANY      |         |  |    BROKERAGE AND SERVICE     |
         |             (SIC)            |        |   |                              |         |  |             GmbH             |
         |Common Stock:    30,136       |        |   |Common Stock:    1,000,000    |         |  |Common Stock:    1 Share      |
     |---|------------     Shares       |--------|---|------------     Shares       |         |--|------------                  |
     |   |                              |        |   |                              |         |  |                              |
     |   |                              |        |   |                 Cost         |         |  |                 Cost         |
     |   |                 Cost         |        |   |                 ----         |         |  |                 ----         |
     |   |                 ----         |        |   |Casualty-99.9%   $26,714,335  |         |  |Neckura-100%     DM 51,639    |
     |   |Casualty-100%    $150,000,500 |        |   |Other Capital:                |         |  |                              |
     |   |                              |        |   |-------------                 |         |  |                              |
     |   |                              |        |   |Casualty-Ptd.    $713,576     |         |  |                              |
     |   --------------------------------        |   -------------------------------          |  --------------------------------
     |                                           |                                            |
     |   --------------------------------        |   --------------------------------         |  --------------------------------
     |   |         SCOTTSDALE           |        |   |       NATIONAL CASUALTY      |         |  |         LEBEN DIREKT         |
     |   |        SURPLUS LINES         |        |   |            COMPANY           |         |  |       INSURANCE COMPANY      |
     |   |      INSURANCE COMPANY       |        |   |              (NC)            |         |  |                              |
     |   |Common Stock:    10,000       |        |   |  Common Stock:  100 Shares   |         |  |Common Stock:    4,000 Shares |
     |---|------------     Shares       |        |---|  -------------               |         |--|------------                  |
     |   |                              |        |   |                              |         |  |                              |
     |   |                 Cost         |        |   |                 Cost         |         |  |                 Cost         |
     |   |                 ----         |        |   |                 ----         |         |  |                 ----         |
     |   |SIC-100%         $6,000,000   |        |   |Casualty-100%    $67,442,439  |         |  |Neckura-100%     DM 4,000,000 |
     |   |                              |        |   |                              |         |  |                              |
     |   --------------------------------        |   ----------------|---------------         |  --------------------------------
     |                                           |                   |                        |
     |   --------------------------------        |   ----------------|---------------         |  --------------------------------
     |   |      NATIONAL PREMIUM &      |        |   |     NCC OF AMERICAN, LTD.    |         |  |          AUTO DIREKT         |
     |   |    BENEFIT ADMINISTRATION    |        |   |           (INACTIVE)         |         |  |        INSURANCE COMPANY     |
     |   |           COMPANY            |        |   |                              |         |  |                              |
     |   |Common Stock:    10,000       |        |   |                              |         |  |Common Stock:    1500  Shares |
  ---|---|------------     Shares       |        |   |                              |         |--|------------                  |
         |                              |        |   |                              |         |  |                              |
         |                 Cost         |        |   |                              |         |  |                 Cost         |
         |                 ----         |        |   |                              |         |  |                 ----         |
         |SIC-100%         $10,000      |        |   |NC-100%                       |         |  |Neckura-100%     DM 1,643,149 |
         --------------------------------        |   --------------------------------         |  --------------------------------
                                                 |                                            |
         --------------------------------        |   --------------------------------         |  --------------------------------
         |             RP&C             |        |   |           SUN DIRECT         |         |  |           SVM SALES          |
         |         INTERNATIONAL        |        |   |        VERSICHERUNGS -       |         |  |             GmbH             |
         |                              |        |   |       AKTIENGESCLISCHAFT     |         |  |                              |
         |Common Stock:    1,115        |        |   |Common Stock:    1 Share      |         |  |Common Stock:    50 Shares    |
         |------------     Shares       |---------   |------------                  |------------|------------                  |
         |                              |            |                              |            |                              |
         |                 Cost         |            |                 Cost         |            |                 Cost         |
         |                 ----         |            |                 ----         |            |                 ----         |
         |Casualty-20.6%  $2,400,740    |            |Neckura-100%     $9,600,000   |            |Neckura-100%     DM 50,000    |
         |                              |            |                 EURO         |            |                              |
         --------------------------------            --------------------------------            --------------------------------

                                                                                                                        (right side)
                                                                                                            ------------------------
                                                                                                            |      NATIONWIDE      |
                                                                                                            |      FOUNDATION      |
                                                                                                            |                      |
                                                                                                            |      MEMBERSHIP      |
                                                                                                            |      NONPROFIT       |
                                                                                                            |     CORPORATION      |
                                                                                                            ------------------------

---------------------------------------------------------------------------------------------------------------------|
                                                                                                                     |
--|------------------------------------------|-------------------------------------------|--------------------|      |
  |                                          |                                           |                    |      |
  |                                          |                                           |                    |      |
  |     --------------------------------     |    --------------------------------       |     ---------------|------|--------------
  |     |         SCOTTSDALE           |     |    |       NATIONWIDE CASH        |       |     |          NATIONWIDE               |
  |     |      INDEMNITY COMPANY       |     |    |      MANAGEMENT COMPANY      |       |     |          CORPORATION              |
  |     |                              |     |    |                              |       |     |                                   |
  |     |                              |     |    |                              |       |     |Common Stock:    Control:          |
  |     |Common Stock:    50,000       |     |    |Common Stock:    100 Shares   |       |     |------------     -------           |
  |-----|------------     Shares       |     |----|------------                  |       |     |13,642,432       100%              |
  |     |                              |     |    |                 Cost         |       |     |         Shares     Cost           |
  |     |                 Cost         |     |    |                 ----         |       |     |         ------     ----           |
  |     |                 ----         |     |    |Casualty-100%    $11,226      |       |     |Casualty 12,992,922 $1,320,978,093 |
  |     |Casualty-100%    $8,800,000   |     |    |                              |       |     |Fire        649,510    116,847,783 |
  |     |                              |     |    |                              |       |     |          (See Page 2)             |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |                                          |                                           |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |     |         NATIONWIDE           |     |    |          NATIONWIDE          |       |     |         ALLNATIONS, INC.          |
  |     |      INDEMNITY COMPANY       |     |    |           ARENA LLC          |       |     |Common Stock:    12,206 Shares     |
  |     |                              |     |    |                              |       |     |-------------    Cost              |
  |-----|Common Stock:    28,000       |     |....|                              |       |-----|                 ----              |
  |     |------------     Shares       |     |    |                              |       |     |Casualty-16.1%   $92,575           |
  |     |                              |     |    |                              |       |     |Fire-16.1%       $92,717           |
  |     |                 Cost         |     |    |                              |       |     |Preferred Stock  1,466 Shares      |
  |     |                 ----         |     |    |Casualty-90%                  |       |     |---------------  Cost              |
  |     |Casualty-100%    $594,529,000 |     |    |                              |       |     |                 ----              |
  |     |                              |     |    |                              |       |     |Casualty-6.8%    $100,000          |
  |     |                              |     |    |                              |       |     |Fire-6.8%        $100,000          |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |                                          |                                           |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |     |          LONE STAR           |     |    |          NATIONWIDE          |       |     |     NATIONWIDE INTERNATIONAL      |
  |     |     GENERAL AGENCY, INC.     |     |    |    EXCLUSIVE DISTRIBUTION    |       |     |           UNDERWRITERS            |
  |     |                              |     |    |     COMPANY, LLC (NEDCO)     |       |     |                                   |
  ------|Common Stock:    1,000        |     |....|                              |       |-----|Common Stock:    1,000             |
  |     |------------     Shares       |     |    |    Single Member Limited     |       |     |-------------    Shares            |
  |     |                              |     |    |       Liability Company      |       |     |                                   |
  |     |                 Cost         |     |    |                              |       |     |                 Cost              |
  |     |                 ----         |     |    |Casualty-100%                 |       |     |                 ----              |
  |     |Casualty-100%    $5,000,000   |     |    |                              |       |     |Casualty-100%    $10,000           |
  |     --------------||----------------     |    ---------------|----------------       |     -------------------------------------
  |                   ||                     |                   |                       |
  |     --------------||----------------     |    ---------------|----------------       |     -------------------------------------
  |     |        COLONIAL COUNTY       |     |    |          INSURANCE           |       |     |         CALFARM INSURANCE         |
  |     |        MUTUAL INSURANCE      |     |    |     INTERMEDIARIES, INC.     |       |     |              COMPANY              |
  |     |             COMPANY          |     |    |                              |       |     |                                   |
  |     |                              |     |    |Common Stock:   1,615 Shares  |       |     |Common Stock:   52,000             |
  |     |                              |     |    |-------------                 |       |-----|--------------   Shares            |
  |     |                              |     |    |                 Cost         |             |                                   |
  |     |Surplus Debentures:           |     |    |                 ----         |             |                 Cost              |
  |     |-------------------           |     |    |NEDCO-100%       $1,615,000   |             |                 ----              |
  |     |                 Cost         |     |    --------------------------------             |Casualty-100%    $106,164,995      |
  |     |                 ----         |     |                                                 |                                   |
  |     |Colonial         $500,000     |     |    --------------------------------             ------------------|------------------
  |     |Lone Star         150,000     |     |    |       eNATIONWIDE, LLC       |                               |
  |     --------------------------------     |    |            (eNat)            |             ------------------|------------------
  |                                          |    |                              |             |       CALFARM INSURANCE           |
  |     --------------------------------     |    |                              |             |             AGENCY                |
  |     |      NATIONWIDE SERVICES     |     |....|     Single Member Limited    |             |                                   |
  |     |         COMPANY, LLC         |          |        Liability Company     |             |                                   |
  |     |                              |          |                              |             |                                   |
  |     |Single Member Limited         |     |----|                              |             |Common Stock:    1,000 shares      |
  |.....|Liability Company             |     |    |                              |             |-------------                      |
  |     |                              |     |    |                              |             |                                   |
  |     |                              |     |    |Casualty-100%                 |             |                                   |
  |     |Casualty-100%                 |     |    |                              |             |                                   |
  |     |                              |     |    --------------------------------             |CalFarm Insurance                  |
  |     --------------------------------     |                                                 |Company - 100%                     |
  |                                          |    --------------------------------             ------------------|------------------
  |                                          |    |      DISCOVER INSURANCE      |                               |
  |     --------------------------------     |    |         COMPANY, LLC         |             ------------------|------------------
  |     |       AMERICAN MARINE        |     |    |                              |             |        CAL-AG INSURANCE           |
  |     |      UNDERWRITERS, INC.      |     |    |                              |             |            SERVICES               |
  |     |                              |     |    |   Single Member Limited      |             |                                   |
  |     |Common Stock:   20 Shares     |     |....|     Liability Company        |             |Common Stock:      100 Shares      |
  |-----|------------                  |     |    |                              |             |------------                       |
  |     |                 Cost         |     |    |                              |             |                                   |
  |     |                 ----         |     |    |eNat-100%                     |             |CalFarm Insurance                  |
  |     |Casualty-100%    $5,020       |     |    |                              |             |Agency-100%                        |
  |     |                              |     |    --------------------------------             -------------------------------------
  |     --------------------------------     |
  |                                          |    --------------------------------
  |     ---------------------------------    |    |   DISCOVER INSURANCE AGENCY  |
  |     |     NATIONWIDE INSURANCE      |    |    |         OF TEXAS, LLC        |
  |     |      COMPANY OF FLORIDA       |    |    |                              |
  |     |                               |    |    |      Single Member Limited   |
  |     |                               |    |....|        Liability Company     |
  |     |Common Stock:    10,000 Shares |         |                              |
  |-----|-------------                  |         |                              |
        |                 Cost          |         |                              |
        |                 ----          |         |                              |
        |Casualty-100%    $300,000,000  |         --------------------------------
        |                               |
        ---------------------------------
                                                                                            Subsidiary Companies      -- Solid Line
                                                                                            Contractual Association   -- Double Line
                                                                                            Limited Liability Company -- Dotted Line

                                                                                            June 30, 2001

                                                                                                                       (Left Side)

              |----------------------------------|-----------------------------------|----------------------------------------------
              |                                  |                                   |
--------------|--------------      --------------|--------------      ---------------|-------------   -----------------------------
| NATIONWIDE LIFE INSURANCE |      |        NATIONWIDE         |      |     NATIONWIDE TRUST      |   |   NFS DISTRIBUTORS, INC.  |
|     COMPANY (NW LIFE)     |      |    FINANCIAL SERVICES     |      |      COMPANY, FSB         |   |           (NFSDI)         |
|                           |      |      CAPITAL TRUST        |      | Common Stock: 2,800,000   |   |                           |
| Common Stock: 3,814,779   |      | Preferred Stock:          |      | ------------  Shares      |   |                           |
| ------------  Shares      |      | ---------------           |      |               Cost        |   |                           |
|                           |      |                           |      |               ----        |   |                           |
| NFS-100%                  |      | NFS-100%                  |      | NFS-100%      $3,000,000  |   | NFS-100%                  |
---|-------------------------      -----------------------------      -----------------------------   --------------|--------------
   |
   |                                                                       |----------------------------------------|---------------
   |  -----------------------------                      ------------------|----------                --------------|--------------
   |  |         NATIONWIDE        |                      |    NATIONWIDE FINANCIAL   |                |     NATIONAL DEFERRED     |
   |  |  ADVISORY SERVICES, INC   |                      |  INSTITUTION DISTRIBUTORS |                |     COMPENSATION, INC.    |
   |  |      (NW ADV. SERV.)      |                      |    AGENCY, INC. (NFIDAI)  |                |                           |
   |  | Common Stock: 7,676       |                      |                           |                |                           |
   |--| ------------  Shares      |                      |                           |                |                           |
   |  |                           |                      |                           |                |                           |
   |  |               Cost        |                      | Common Stock: 1,000 Shares|                |                           |
   |  |               ----        |                      | ------------              |                |                           |
   |  | NW Life-100%  $5,996,261  |                      | NFSDI-100%                |                | NFSDI-100%                |
   |  -----------------------------                      --------------|--||----------                --------------||-------------
   |                                                                   |  ||                                        ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------               ||
   |  |    NATIONWIDE LIFE AND    |      |     FINANCIAL HORIZONS    | |  ||  |                     |               ||
   |  | ANNUITY INSURANCE COMPANY |      |    DISTRIBUTORS AGENCY    | |  ||  |                     |               ||
   |  |                           |      |      OF ALABAMA, INC.     | |  ||  |                     |               ||
   |  | Common Stock: 66,000      |      |                           | |  ||  |      FLORIDA        |               ||
   |--| ------------  Shares      |      | Common Stock: 10,000      | |  ||  |      RECORDS        |===============||
   |  |                           |      | ------------  Shares      |--  ||  |   ADMINISTRATOR,    |
   |  |                           |      |                           | |  ||  |        INC          |
   |  |               Cost        |      |               Cost        | |  ||  |                     |
   |  |               ----        |      |               ----        | |  ||  |                     |
   |  | NW Life-100% $58,070,003  |      | NFIDAI-100%   $100        | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |   NATIONWIDE INVESTMENT   |      |    LANDMARK FINANCIAL     | |  ||  |                     |
   |  |   SERVICES CORPORATION    |      |        SERVICES OF        | |  ||  |                     |
   |  |                           |      |       NEW YORK, INC.      | |  ||  |                     |
   |  | Common Stock: 5,000       |      |                           | |  ||  |                     |
   |--| ------------  Shares      |      | Common Stock: 10,000      | |  ||  | FINANCIAL HORIZONS  |
   |  |                           |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |      OF OHIO, INC   |
   |  |               Cost        |      |               Cost        | |  ||  |                     |
   |  |               ----        |      |               ----        | |  ||  |                     |
   |  | NW Life-100% $529,728     |      | NFIDAI-100% $10,100       | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |   NATIONWIDE FINANCIAL    |      |     FINANCIAL HORIZONS    | |  ||  |                     |
   |  |       ASSIGNMENT          |      |      SECURITIES CORP.     | |  ||  |                     |
   |  |        COMPANY            |      |                           | |  ||  |                     |
   |  |                           |      | Common Stock: 10,000      | |  ||  | FINANCIAL HORIZONS  |
   |--|                           |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |   OF OKLAHOMA, INC  |
   |  |                           |      |               Cost        | |  ||  |                     |
   |  |                           |      |               ----        | |  ||  |                     |
   |  | NW Life-100%              |      | NFIDAI-100% $153,000      | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |     NATIONWIDE REALTY     |      |   AFFILIATE AGENCY, INC.  | |  ||  |                     |
   |  |      INVESTORS, LTD.      |      |                           | |  ||  |                     |
   |  |                           |      |                           | |  ||  |                     |
   |  | Units:                    |      | Common Stock: 100         | |  ||  | FINANCIAL HORIZONS  |
   |--| ------                    |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |    OF TEXAS, INC    |
   |  |                           |      |               Cost        | |  ||  |                     |
   |  | NW Life-70%               |      |               ----        | |  ||  |                     |
   |  | NW Mutual-30%             |      | NFIDAI-100%   $100        | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |        NATIONWIDE         |      |   NATIONWIDE FINANCIAL    | |  ||  |      AFFILIATE      |
   |  |       PROPERTIES, LTD.    |      | INSTITUTION DISTRIBUTORS  | |  ||  |      AGENCY OF      |
   |  |                           |      |     INSURANCE AGENCY,     | |  ||  |      OHIO, INC      |
   |  | Units:                    |      |       INC. OF MASS.       | |  ||  |                     |
   |--| ------                    |      |                           |--  ||  |Common Stock: 750    |
   |  |                           |      |Common Stock: 100 Shares   | |  ||--|------------  Shares |
   |  |                           |      |------------               | |      |                     |
   |  | NW Life-97.6%             |      |                           | |      |                     |
   |  | NW Mutual-2.4%            |      |NFIDAI-100%                | |      |NFIDAI-100%          |
   |  -----------------------------      ----------------------------- |      -----------------------
   |  -----------------------------      ----------------------------- |
   |  |   NATIONWIDE COMMUNITY    |      |   NATIONWIDE FINANCIAL    | |
   |  |   DEVELOPMENT CORP., LLC  |      | INSTITUTION DISTRIBUTORS  | |
   |  |                           |      |        AGENCY, INC.       | |
   |  | Units:                    |      |       OF NEW MEXICO       |--
    --| ------                    |      |                           |
      |                           |      |Common Stock: 100 Shares   |
      |                           |      |------------               |
      | NW Life-6.7%              |      |                           |
      | NW Indemnity-3.3%         |      |NFIDAI-100%                |
      -----------------------------      -----------------------------

                                                                                                                           (Center)
                                                           NATIONWIDE(R)
--------------------------------------------------                                --------------------------------------------------
|               NATIONWIDE MUTUAL                |                                |                NATIONWIDE MUTUAL               |
|               INSURANCE COMPANY                |================================|            FIRE INSURANCE COMPANY              |
|                  (CASUALTY)                    |                   |            |                    (FIRE)                      |
--------------------------------------------------                   |            --------------------------------------------------
                                                                     |
                                                  -----------------------------------------
                                                  |    NATIONWIDE CORPORATION (NW CORP)   |
                                                  |   COMMON STOCK:           CONTROL:    |
                                                  |   ------------            -------     |
                                                  |    13,642,432               100%      |
                                                  |             SHARES     COST           |
                                                  |             ------     ----           |
                                                  |CASUALTY     12,992,922 $1,320,978,093 |
                                                  |FIRE            649,510    116,847,783 |
                                                  -------------------|---------------------
                                                                     |--------------------------------------------------------------
                                                      ---------------|-------------
                                                      |    NATIONWIDE FINANCIAL   |
                                                      |    SERVICES, INC. (NFS)   |
                                                      |                           |
                                                      |Common Stock:  Control:    |
                                                      |------------   -------     |
                                                      |                           |
                                                      |                           |
                                                      |Class A      Public-100%   |
                                                      |Class B      NW Corp-100%  |
                                                      ---------------|-------------
                                                                     |
-------------------------------------|-------------------------|--------------------------|-------------------------|
                                     |                         |                          |                         |
                         ------------|------------ ------------|------------ -------------|------------ ------------|-------------
                         |  NATIONWIDE FINANCIAL | | NATIONWIDE FINANCIAL  | |PENSION ASSOCIATES, INC.| |VILLANOVA CAPITAL, INC. |
                         |    SERVICES CAPITAL   | |SERVICES (BERMUDA) INC.| |Common Stock: 1,000     | |Common Stock:  958,750  |
                         |        TRUST II       | |Common Stock: 250,000  | |------------  Shares    | |-------------    Shares |
                         |                       | |------------- Shares   | |                        | |NFS-96%                 |
                         |                       | |              Cost     | |              Cost      | |Preferred Stock: 500,000|
                         |                       | |              ----     | |              ----      | |---------------  Shares |
                         | NFS-100%              | |NFS-100%   $3,500,000  | | NFS-100%     $2,839,392| |NFS-100%                |
                         ------------------------- ------------------------- -------------------------- ------------|-------------
                                                                                                                    |
--------------|-----------------------|--------------------------|                        |-------------------------|---------------
              |        ---------------|------------ -------------|------------ -----------|------------- -----------|-------------
              |        |THE 401(k) COMPANIES, INC.| |  NATIONWIDE RETIREMENT | | VILLANOVA S.A. CAPITAL| |    MORLEY FINANCIAL   |
              |        |         (401(k))         | |   SOLUTIONS, INC. (NRS)| |     TRUST (VSA)       | |SERVICES, INC. (MORLEY)|
              |        |                          | |Common Stock:  236,494  | |                       | |Common Stock:  82,343  |
              |        |Common Stock:   Control   | |-------------  Shares   | |                       | |------------   Shares  |
              |        |-------------   -------   | |                        | |                       | |                       |
              |        |Class A        Other-100% | |                        | |                       | |VILLANOVA CAPITAL, INC.|
              |        |Class B        NFSDI-90%  | |NFSDI-100%              | |DELAWARE BUSINESS TRUST| |-100%                  |
              |        --------|------------------- -------------|------------ -----------------|------- -----------|-------------
              |                |                                 |                              |                   |
              |                |                                 |                              |                   |------------|
              |                |                                 |                              |                                |
--------------|------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|  NATIONWIDE RETIREMENT  |    |   |   NATIONWIDE RETIREMENT  |  |  |NATIONWIDE RETIREMENT   |  |  |         NATIONWIDE       |  |
|   PLAN SERVICES, INC.   |    |   |SOLUTIONS, INC. OF ALABAMA|  |  |  SOLUTIONS, INC. OF    |  |  | INVESTORS SERVICES, INC. |  |
|                         |    |   |                          |  |  |      NEW MEXICO        |  |  |                          |  |
|Common Stock:  Control:  |    |   |Common Stock: 10,000      |  |  | Common Stock: 1,000    |  |  |Common Stock: 5           |  |
|-------------  --------  |    |   |------------- Shares      |--|--| ------------- Shares   |  |--|------------- Shares      |  |
|Class A          NFS-100%|    |   |              Cost        |  |  |               Cost     |  |  |              Cost        |  |
|Class B        NFSDI-100%|    |   |              ----        |  |  |               ----     |  |  |              ----        |  |
|                         |    |   |NRS-100%      $1,000      |  |  |NRS-100%       $1,000   |  |  |VSA-100%      $5,000      |  |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
                               |                                 |                              |                                |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|    401(k) INVESTMENT    |    |   |  NATIONWIDE RETIREMENT   |  |  | NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE GLOBAL FUNDS |  |
|      SERVICES, INC.     |    |   |SOLUTIONS, INC. OF ARIZONA|  |  |  SOLUTIONS, INC. OF    |  |  |                          |  |
|                         |    |   |                          |  |  |      SO. DAKOTA        |  |  |                          |  |
|Common Stock: 1,000,000  |    |   |Common Stock: 1,000       |  |  | Common Stock: 1,000    |  |  |                          |  |
|------------  Shares     |----|   |------------- Shares      |--|--| ------------- Shares   |  |==|     LUXEMBOURG SICAV     |  |--
|                         |    |   |              Cost        |  |  |               Cost     |  |  |                          |  |
|               Cost      |    |   |              ----        |  |  |               ----     |  |  |                          |  |
|               ----      |    |   |NRS-100%      $1,000      |  |  |NRS-100%       $1,000   |  |  |                          |  |
|401(k)-100%    $7,800    |    |   ----------------------------  |  --------------------------  |  ----------------------------  |
---------------------------    |                                 |                              |                                |
                               |   ----------------------------  |  --------------------------  |  ----------------------------  |
---------------------------    |   |   NATIONWIDE RETIREMENT  |  |  | NATIONWIDE RETIREMENT  |  |  |  VILLANOVA DISTRIBUTION  |  |
|    401(k) INVESTMENT    |    |   |    SOLUTIONS, INC. OF    |  |  |    SOLUTIONS, INC.     |  |  |      SERVICES, INC.      |  |
|      ADVISORS, INC.     |    |   |         ARKANSAS         |  |  |       OF WYOMING       |  |  |                          |  |
|                         |    |   |Common Stock: 50,000      |-----|Common Stock: 500 Shares|  |--|Common Stock: 10,000      |  |--
|Common Stock:  1,000     |    |   |------------- Shares      |  |  |-------------           |  |  |------------- Shares      |  |
|------------   Shares    |----|   |              Cost        |  |  |              Cost      |  |  |              Cost        |  |
|                         |    |   |              ----        |  |  |              ----      |  |  |              ----        |  |
|               Cost      |    |   |NRS-100%      $500        |  |  |NRS-100%      $500      |  |  |VSA-100%      $146,653    |  |
|               ----      |    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|401(k)-100%    $1,000    |    |                                 |                              |                                |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
                               |   |   NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE RETIREMENT |  |  |   CORVIANT CORPORATION   |  |
---------------------------    |   |      SOLUTIONS, INS.     |  |  |     SOLUTIONS, INC.    |  |  |           (CC)           |  |
|   THE 401(k) COMPANY    |    |   |       AGENCY, INC.       |  |  |         OF OHIO        |  |  |Common Stock:      450,000|  |
|                         |    |   |Common Stock: 1,000       |  |  |                        |  |  |------------       Shares |  |
|Common Stock: 855,000    |    |   |------------- Shares      |--|==|                        |  |--|Series A Preferred:250,000|  |--
|------------  Shares     |----|   |                          |  |  |                        |     |------------------ Shares |  |
|                         |    |   |              Cost        |  |  |                        |     |                   Cost   |  |
|              Cost       |    |   |              ----        |  |  |                        |     |                   ----   |  |
|              ----       |    |   |NRS-100%      $1,000      |  |  |                        |     |VSA-100%       $10,000,000|  |
|401(k)-100%   $1,000     |    |   ----------------------------  |  --------------------------     -----------------.----------  |
---------------------------    |                                 |                                                  .            |
                               |   ----------------------------  |  --------------------------     -----------------.----------  |
---------------------------    |   |  NATIONWIDE RETIREMENT   |  |  | NATIONWIDE RETIREMENT  |     | VILLANOVA SECURITIES, LLC|  |
|                         |    |   |SOLUTIONS, INC. OF MONTANA|  |  |  SOLUTIONS, INC. OF    |     |                          |  |
|                         |    |   |                          |  |  |        OKLAHOMA        |     |                          |  |
|  RIVERVIEW AGENCY, INC. |    |   |Common Stock: 500         |  |  |                        |     |                          |  |
|                         |====|   |------------- Shares      |--|==|                        |     |                          |  |--
|                         |        |              Cost        |  |  |                        |     |                          |  |
|                         |        |              ----        |  |  |                        |     |                          |  |
|                         |        |NRS-100%      $500        |  |  |                        |     |CC-100%                   |  |
---------------------------        ----------------------------  |  --------------------------     ----------------------------  |
                                                                 |                                                               |
                                   ----------------------------  |  --------------------------     ----------------------------  |
                                   |   NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE RETIREMENT |     |    PORTLAND INVESTMENT   |  |
                                   | SOLUTIONS, INC. OF NEVADA|  |  |     SOLUTIONS, INC.    |     |       SERVICES, INC.     |  |
                                   |                          |  |  |        OF TEXAS        |     |                          |  |
                                   |Common Stock: 1,000       |-- ==|                        |     |Common Stock: 1,000       |--|--
                                   |------------- Shares      |     |                        |     |------------- Shares      |  |
                                   |              Cost        |     |                        |     |              Cost        |  |
                                   |              ----        |     |                        |     |              ----        |  |
                                   |NRS-100%      $1,000      |     |                        |     |Morley-100%   $25,000     |  |
                                   ----------------------------     --------------------------     ----------------------------  |
                                                                                                                                 |
                                                                                                   ----------------------------  |
                                                                                                   |         MORLEY &         |  |
                                                                                                   |     ASSOCIATES, INC.     |  |
                                                                                                   |                          |  |
                                                                                                   |Common Stock: 3,500       |--|
                                                                                                   |------------- Shares      |
                                                                                                   |              Cost        |
                                                                                                   |              ----        |
                                                                                                   |Morley-100%   $1,000      |
                                                                                                   ----------------------------

                                                                                                                            (Right)
















------------------------|------------------------------|------------------|-------------------|
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
         ---------------|--------------   -------------|----------------- |      -------------|--------------
         |     NATIONWIDE GLOBAL      |   |       GATES MCDONALD        | |      |        NATIONWIDE        |
         |    HOLDINGS, INC. (NGH)    |   |      & COMPANY (GATES)      | |      |HEALTH PLANS, INC. (NHP)  |
         |                            |   |                             | |      |                          |
         |Common Stock:   1 Share     | --|Common Stock:  254 Shares    | |  |---|Common Stock:  100 Shares |
         |------------                | | |------------                 | |  |   |------------              |
         |               Cost         | | |               Cost          | |  |   |               Cost       |
         |               ----         | | |               ----          | |  |   |               ----       |
         |NW Corp.-100%  $606,434,210 | | |NW Corp.-100%  $25,683,532   | |  |   |                          |
         |                            | | |------------------------------ |  |   |NW Corp.-100%  $19,103,732|
         |(See Page 3)                |   |                               |  |   ----------------------------
         ------------------------------ | |------------------------------ |  |   ----------------------------
                                        | |  MEDPROSOLUTIONS, INC.      | |  |   |    NATIONWIDE MANAGEMENT |
         ------------------------------ --|                             | |  |   |        SYSTEMS, INC.     |
         |    VILLANOVA MUTUAL FUND   | | |               Cost          | |  |   |                          |
         |     CAPITAL TRUST (VMF)    | | |               ----          | |  |---|Common Stock:  100 Shares |
----|----|                            | | |Gates-100%     $6,700,000    | |  |   |-------------             |
    |    |                            | | |                             | |  |   |               Cost       |
    |    |                            | | |                             | |  |   |               ----       |
    |    |                            | | ------------------------------- |  |   |NHP Inc.-100%  $25,149    |
    |    |                            | |                                 |  |   ----------------------------
    |    |                            | | |------------------------------ |  |   ----------------------------
    |    |   DELAWARE BUSINESS TRUST  | | |     GATES MCDONALD &        | |  |   |         NATIONWIDE       |
    |    ------------------------------ | | COMPANY OF NEW YORK, INC.   | |  |   |        AGENCY, INC.      |
    |                                   --|                             | |  |   |                          |
    |    ------------------------------ | |Common Stock:  3 Shares      | |  |---|Common Stock:  100 Shares |
    |    |        NORTHPOINTE         | | |------------                 | |      |------------              |
    |    |        CAPITAL LLC         | | |               Cost          | |      |               Cost       |
    |    |                            | | |               ----          | |      |               ----       |
    |....|                            | | |Gates-100%     $106,947      | |      |NHP Inc.-99%   $116,077   |
         |                            | | ------------------------------- |      ----------------------------
         |                            | |                                 |
         |                            | | ------------------------------- |      ----------------------------
         |VILLANOVA CAPITAL, INC.-65% | | |      GATES MCDONALD &       | |      |   MRM INVESTMENTS, INC.  |
         ------------------------------ | |     COMPANY OF NEVADA       | |      |                          |
                                        --|                             | |----- |                          |
         ------------------------------ | |Common Stock:  40 Shares     |        |                          |
         |     EXCALIBER FUNDING      | | |------------                 |        |                          |
         |        CORPORATION         | | |               Cost          |        |CORP.-100%                |
---------|Common Stock: 1,000 Shares  | | |               ----          |        ----------------------------
         |-------------               | | |Gates-100%     $93,750       |
         |              Cost          | | -------------------------------
         |              ----          | |
         |Morley-100%   $1,000        | | -------------------------------
         ------------------------------ | |       GATES MCDONALD        |
                                        | |      HEALTH PLUS, INC.      |
         ------------------------------ --|                             |
         |      CALIBER FUNDING       | | |Common Stock:  200 Shares    |
         |        CORPORATION         | | |------------                 |
         |                            | | |               Cost          |
---------|                            | | |               ----          |
         |                            | | |Gates-100%     $2,000,000    |
         | Morley-100%                | | -------------------------------
         |                            | |
         ------------------------------ | -------------------------------
                                        | |NEVADA INDEPENDENT COMPANIES-|
                                        | |MANUFACTURING TRANSPORTATION |
                                        | |       AND DISTRIBUTION      |
                                        --|                             |
                                        | |Common Stock:  1,000 Shares  |
                                        | |------------                 |
                                        | |Gates-100%                   |
                                        | -------------------------------
                                        |
         ------------------------------ | -------------------------------
         |      MORLEY RESEARCH       | | |      NEVADA INDEPENDENT     |
         |      ASSOCIATES, LTD.      | | |     COMPANIES-HEALTH AND    |
---------|                            | --|           NONPROFIT         |
         |Common Stock:  1,000 Shares | | |Common Stock:  1,000 Shares  |
         |-------------               | | |------------                 |
         |               Cost         | | |                             |
         |               ----         | | |Gates-100%                   |
         |Morley-100%    $1,000       | | -------------------------------
         ------------------------------ |
                                        | -------------------------------
         ------------------------------ | |     NEVADA INDEPENDENT      |
         |       MORLEY CAPITAL       | | |   COMPANIES-CONSTRUCTION    |
         |         MANAGEMENT         | --|                             |
         |                            | | |Common Stock:  1,000 Shares  |
---------|Common Stock:  500 Shares   | | |------------                 |
         |-------------               | | |                             |
         |                Cost        | | |Gates-100%                   |
         |                ----        | | -------------------------------
         |Morley-100%     $5,000      | |
         ------------------------------ | -------------------------------
                                        | |     NEVADA INDEPENDENT      |
         ------------------------------ | | COMPANIES-HOSPITALITY AND   |       Subsidiary Companies      -- Solid Line
         |     UNION BOND & TRUST     | --|         ENTERTAINMENT       |       Contractual Association   -- Double Line
         |           COMPANY          |   |                             |       Limited Liability Company -- Dotted Line
         |                            |   |Common Stock:  1,000 Shares  |
---------|Common Stock:  2,000 Shares |   |------------                 |
         |------------                |   |                             |
         |               Cost         |   |Gates-100%                   |       June 30, 2001
         |               ----         |   -------------------------------
         |Morley-100%    $50,000      |
         ------------------------------
                                                                                                                    Page 2

                                                                                                                         (Left side)































                      |--------------------------------------------|------------------------------------------|---------------------
                      |                                            |                                          |
      ----------------|---------------            -----------------|-----------------       ------------------|----------------
      |    VILLANOVA GLOBAL ASSET    |            |   NATIONWIDE GLOBAL HOLDINGS    |       |                NGH              |
      |       MANAGEMENT TRUST       |            |   - HONG KONG, LIMITED          |       |          NETHERLANDS B.V.       |
      |          (VGAMT)             |            | Common Stock: 20,343,752 Shares |       | Common Stock:       40 Shares   |
      |                              |            | -------------       Shares      |       | -------------                   |
      |                              |            |                     ------      |       |                     Cost        |
      |                              |            |  NGH                20,343,751  |       |                     -----       |
      | NGH - 100%                   |            |  LUX SA             1           |       | NGH - 100%          NLG 52,500  |
      ----------------|---------------            -----------------------------------       -----------------------------------
                      |
                      |                 |--------------------------|--------------------|-------------------------------------------
                      |                 |                          |                    |
      ----------------|---------------  |         -----------------|-----------------   |   -----------------------------------
      |       NATIONWIDE ASSET       |  |         |      GARTMORE INVESTMENT        |   |   |          GARTMORE FUND          |
      |   MANAGEMENT HOLDINGS, LTD.  |  |         |         SERVICES LTD.           |   |   |          MANAGERS LTD.          |
      |           (NAMHL)            |  |    |----|             (GISL)              |   |---|             (GFM)               |
      |                              |  |    |    |                                 |   |   |                                 |
      |                              |  |    |    | GIM - 80%                       |   |   | GIM - 99.99%                    |
      | VGAMT - 100%                 |  |    |    | GNL - 20%                       |   |   | GSL - .01%                      |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
      |     NATIONWIDE UK ASSET      |  |    |    |       GARTMORE INVESTMENT       |   |   |                                 |
      |  MANAGEMENT HOLDINGS, LTD.   |  |    |    |         SERVICES GMBH           |   |   |       FENPLACE LIMITED          |
      |          (NUKAMHL)           |  |    |----|                                 |   |---|                                 |
      |                              |  |    |    |                                 |   |   |                                 |
      | NAMHL - 100%                 |  |    |    | GISL - 100%                     |   |   | GFM - 100%                      |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
      |   NATIONWIDE UK HOLDING      |  |    |    |      GARTMORE FUND MANAGERS     |   |   |     FENPLACE TWO LTD. (FKA)     |
      |       COMPANY, LTD.          |  |    |    |       INTERNATIONAL LIMITED     |   |   |       NATWEST INVESTMENT        |
      |          (NUKHCL)            |  |    |    |              (GFMI)             |   |   |    MANAGEMENT LIMITED (FTL)     |
      |                              |  |    |----|                                 |   |   |                                 |
      |                              |  |    |    | GISL - 99.99%                   |   |   |                                 |
      | NUKAMHL - 100%               |  |    |    | GSL - .01%                      |   |   | GIM - 100%                      |
      ----------------|---------------  |    |    -----------------|-----------------   |   -----------------------------------
                      |                 |    |                     |                    |
                      |                 |    |                     |                    |
                      |                 |    |                     |                    |
      ----------------|---------------  |    |    -----------------|-----------------   |   -----------------------------------
      |     ASSET MANAGEMENT         |  |    |    |      GARTMORE SECRETARIES       |   |   |    GARTMORE INVESTMENT MGMT.    |
      |       HOLDINGS PLC           |  |    |    |          (JERSEY) LTD.          |   |   |  (CHANNEL ISLAND) LTD. (GIMCIL) |
      |          (AMH)               |  |    |    |                                 |   |   |  (FKA) NATWEST INVESTMENT MGMT. |
      |                              |  |    |----| GFMI - 94%                      |   |---|      CHANNEL ISLANDS LIMITED    |
      |                              |  |         | GSL - 3%                        |   |   | FTL - 99.99%                    |
      | NUKHCL - 100%                |  |         | GIM - 3%                        |   |   | Corp Share Ltd. - .01%          |
      ----------------|---------------  |         -----------------------------------   |   -----------------------------------
                      |                 |                                               |
                      |                 |                                               |
                      |                 |                                               |
      ----------------|---------------  |                                               |   -----------------------------------
      |    GARTMORE INVESTMENT       |  |                                               |   |    GARTMORE SECURITIES LTD.     |
      |       MANAGEMENT PLC         |  |                                               |   |               (GSL)             |
      |          (GIM)               |  |                                               |   |                                 |
      |                              |--|                                               |---|                                 |
      | AMH - 99.99%                 |                                                      | GIM - 99.99%                    |
      | GNL - .01%                   |                                                      | GNL - .01%                      |
      --------------------------------                                                      -----------------------------------

                                                                                                                            (Center)
                                                          NATIONWIDE(R)

                         ---------------------------------             ----------------------------------
                         |       NATIONWIDE MUTUAL       |             |        NATIONWIDE MUTUAL       |
                         |       INSURANCE COMPANY       |=============|     FIRE INSURANCE COMPANY     |
                         |           (CASUALTY)          |     |       |            (FIRE)              |
                         ---------------------------------     |       ----------------------------------
                                                               |
                                                               |
                                           --------------------|--------------------
                                           |   NATIONWIDE CORPORATION (NW CORP)    |
                                           |        COMMON STOCK:    CONTROL:      |
                                           |        -------------    --------      |
                                           |           13,642,432       100%       |
                                           |             SHARES          COST      |
                                           |             ------          ----      |
                                           | CASUALTY  12,992,922   $1,320,978,093 |
                                           | FIRE         649,510      116,847,783 |
                                           --------------------|--------------------
                                                               |
                                                ---------------|----------------
                                                |      NATIONWIDE GLOBAL       |
                                                |     HOLDINGS, INC. (NGH)     |
                                                |  Common Stock:   1 Share     |
                                                |  -------------               |
                                                |                              |
                                                |                Cost          |
                                                |                ----          |
                                                | NW Corp.-100%  $606,434,210  |
                                                ---------------|----------------
                                                               |
---------------------------------------|-----------------------|------------------------|-------------------------------------------
                                       |                                                |
                        ---------------|----------------                ----------------|---------------
                        |          NATIONWIDE          |                |       NATIONWIDE GLOBAL      |
                        |      SERVICES SP. ZO.O.      |                |          JAPAN, INC.         |
                        | Common Stock:    80 Shares   |                | Common Stock:   100 Shares   |
                        | ------------                 |                | -------------                |
                        |                  Cost        |                |                     Cost     |
                        |                  ----        |                |                     ----     |
                        | NGH - 100%       4,000 PLN   |                | NGH - 100%          $100     |
                        --------------------------------                --------------------------------

----------------|-----------------------------------------------|-------------------------------------------------------------------
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |  GARTMORE INVESTMENT LTD.    |        |       |    GARTMORE SCOTLAND LTD.    |
                |       |           (GIL)              |        |       |           (GSCL)             |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 99.99%                 |
                |       | GNL - 50%                    |        |       | GNL - .01%                   |
                |       ---------------|----------------        |       --------------------------------
                |                      |                        |
                |                      |                        |
                |       ---------------|----------------        |       --------------------------------
                |       |       GARTMORE JAPAN         |        |       |    DAMIAN SECURITIES LTD.    |
                |       |          LIMITED             |        |       |                              |
                |       |                              |        |-------|                              |
                |       | GIL - 100%                   |        |       | GIM - 50%                    |
                |       |                              |        |       | GSL - 50%                    |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |     GARTMORE 1990 LTD.       |        |       |    GARTMORE NOMINEES LTD.    |
                |       |     (GENERAL PARTNER)        |        |       |             (GNL)            |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 99.99%                 |
                |       | GSL - 50%                    |        |       | GSL - .01%                   |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |    GARTMORE INDOSUEZ UK      |        |       |    GARTMORE PENSION FUND     |
                |       |  RECOVERY FUND (G.P.) LTD.   |        |       |        TRUSTEES, LTD.        |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 99%                    |
                |       | GNL - 50%                    |        |       | GSL - 1%                     |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |  GARTMORE 1990 TRUSTEE LTD.  |        |       |       GIL NOMINEES LTD.      |
                |       |    (GENERAL PARTNER)         |        |       |                              |
                |-------|                              |        |-------|                              |
                        | GIM - 50%                    |                | GIM - 50%                    |
                        | GSL - 50%                    |                | GSL - 50%                    |
                        --------------------------------                --------------------------------

                                                                                                                      (Right side)































------------------|---------|-----------------|------------------------------------|
                  :         |                 :                                    |
   ---------------|-------- | ----------------|----------------   -----------------|---------------
   |   NATIONWIDE GLOBAL  | | |    NATIONWIDE TOWARZYSTWO     |   |   NATIONWIDE GLOBAL HOLDINGS, |
   |     FINANCE, LLC     | | |   UBEZPIECZEN NA ZYCIE SA     |   |    INC. - LUXEMBOURG BRANCH   |
   |                      | | |                               |   |            (BRANCH)           |
   | Single Member Limited| | | Common Stock: 1,952,000 Shares|   |                               |
   |    Liability Company | | | ------------                  |   |                               |
   |                      | | |                               |   |                               |
   | NGH - 100%           | | | NGH - 100%                    |   | Endowment Capital - $1,000,000|
   ------------------------ | ----------------|----------------   -----------------|---------------
                            |                 |                                    |
-|                          |                 |                                    |
 |                          |                 |                                    |
 | ------------------------ | ----------------|----------------   ---------------------------------
 | |      VICPIC LTD.     | | |     NATIONWIDE FINANCIAL      |   |      NGH LUXEMBOURG S.A.      |
 | |                      | | |            SP. ZO.O.          |   |            (LUX SA)           |
 | |                      | | |                               |   |                               |
 |-|                      | | |                               | |-|Common Stock:    5,894 Shares  |
 | |                      | | | Common Stock: 40,950 Shares   | | |------------                   |
 | |                      | | | ------------                  | | |                 Cost          |
 | | GIM - 99.99%         | | |                               | | |                 -----         |
 | | GSCL - .01%          | | | NGH - 100%                    | | |BRANCH-99.98%      115,470,723 |
 | |                      | | |                               | | |                   EURO        |
 | ------------------------ | --------------------------------- | ---------------------------------
 |                          |                                   |
 |                          |                                   |
 | ------------------------ | --------------------------------- | ---------------------------------
 | | GARTMORE EUROPE LTD. | | |        SIAM AR-NA-KHET        | | |         NGH UK, LTD.          |
 | |                      | | |      COMPANY LTD. (SIAM)      | | |                               |
 |-|                      | |.|                               | |-|                               |
 | | GIM - 50%            |   |                               | | |                               |
 | | GSL - 50%            |   | NGH - 48.99%                  | | | LUX SA - 100%                 |
 | ------------------------   ----------------|---------------- | ---------------------------------
 |                                            :                 |
 |                                            :                 |
 | ------------------------   ----------------|---------------- | ---------------------------------  -------------------------------
 | |   GARTMORE CAPITAL   |   |         THAI PRASIT           | | |  NATIONWIDE GLOBAL HOLDINGS   |  |NATIONWIDE HOLDINGS SA (NHSA)|
 | |    MANAGEMENT LTD.   |   |    NATIONWIDE COMPANY LTD.    | | |  - NGH BRASIL PARTICIPACOSES  |  |                             |
 | |         (GCM)        |   |                               | | |      LTDA (NGH BRASIL)        |  |                             |
 |-|                      |   |                               | |-|                               |  |       Shares      Cost      |
   |                      |   |                               | | |         Shares     Cost       |--|       ------      ----      |
   |                      |   |                               | | |         ------     -----      |  |NGH                          |
   | GIM - 99.99%         |   | NGH - 24.3%                   | | | LUX SA  6,164,899  R6,164,889 |  |BRASIL 42,900,999 R42,900,999|
   | GSL - .01%           |   | SIAM - 37.7%                  | | | NGH     1          R1         |  |LUX SA 1          R1         |
   ---------------|--------   --------------------------------- | -----------------|---------------  ---------------|---------------
                  |                                             |                  |                                |
                  |                                             |                  |                                |
   ---------------|--------   --------------------------------- | -----------------|---------------  ---------------|---------------
   |   GARTMORE U.S. LT   |   |        PANEUROLIFE (PEL)      | | |   NATIONWIDE SEGURADORA S.A.  |  |  DINAMICA PARTICIPACOSES SA |
   |         (GUS)        |   |                               | | |                               |  |           (DPSA)            |
   |                      |   | Common Stock: 1,300,000 Shares| | |         Shares     Cost       |  |       Shares      Cost      |
   |                      |   | -------------   Cost          |-| |         ------     -----      |  |       ------      ----      |
   |                      |   |                 ----          |   | NGH                           |  |NHSA  132,522,386 R14,723,256|
   |                      |   | LUX SA - 100%   3,817,832,685 |   | BRASIL  9,999,999  R9,999,999 |  |NGH                          |
   | GCM - 100%           |   | LUF                           |   | LUX SA  1          R1         |  | BRASIL 1         R1,472     |
   ---------------|--------   -----------------|---------------   ---------------------------------  ---------------|---------------
                  |                            |                                                                    |
                  |                            |                                                                    |
   ---------------|--------   -----------------|---------------                                      ---------------|---------------
   |    GARTMORE GLOBAL   |   |           VERTBOIS, SA        |                                      |  NATIONWIDE MARITIMA VIDA e |
   |       PARTNERS       |   |                               |                                      |        PREVIDENCIA SA       |
   |                      |   |                               |                                      | Common Stock:   134,822,225 |
   |                      |   |                               |                                      | ------------    Shares      |
   | GUS - 50%            |   | PEL - 99.99%                  |                                      |                             |
   | GSL - 50%            |   | LUX SA - .01%                 |                                      |                 Cost        |
   ------------------------   ---------------------------------                                      |                 ----        |
                                                                                                     | DSPA - 86.4%    R14,128,512 |
                                                                                                     -------------------------------








                                                                                        Subsidiary Companies-- Solid Line
                                                                                        Contractual Association-- Double Line
                                                                                        Limited Liability Company-- Dotted Line

                                                                                        June 30, 2001                       Page 3

Item 27.  NUMBER OF CONTRACT OWNERS


          Not applicable.


Item 28.  INDEMNIFICATION

          Provision is made in Nationwide's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  PRINCIPAL UNDERWRITER


          (a) Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for Multi-Flex Variable Account, Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide Variable Account-10, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VL Separate Account-D, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, and Nationwide VLI Separate Account-4, all of which are separate investment accounts of Nationwide or its affiliates.




          (b)  NATIONWIDE INVESTMENT SERVICES CORPORATION
                             DIRECTORS AND OFFICERS


--------------------------------------------------------------------------------------------------------
                                                                     POSITIONS AND OFFICES
       NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER
--------------------------------------------------------------------------------------------------------
 W.G. Jurgensen                                             Chairman and Chief Executive Officer and
 One Nationwide Plaza                                                       Director
 Columbus, OH 43215

 Joseph J. Gasper                                                  Chairman of the Board and
 One Nationwide Plaza                                                       Director
 Columbus, OH 43215

 Richard A. Karas                                                  Vice Chairman and Director
 One Nationwide Plaza
 Columbus, OH 43215

                   NATIONWIDE INVESTMENT SERVICES CORPORATION
                         DIRECTORS AND OFFICERS (CONT.)


--------------------------------------------------------------------------------------------------------
                                                                     POSITIONS AND OFFICES
       NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER
--------------------------------------------------------------------------------------------------------
 Duane C. Meek                                                             President
 One Nationwide Plaza
 Columbus, OH 43215

 Philip C. Gath                                                             Director
 One Nationwide Plaza
 Columbus, OH 43215

 Susan A. Wolken                                                            Director
 One Nationwide Plaza
 Columbus, OH 43215

 Robert A. Oakley                                                  Executive Vice President -
 One Nationwide Plaza                                               Chief Financial Officer
 Columbus, OH 43215

 Robert J. Woodward, Jr.                                           Executive Vice President -
 One Nationwide Plaza                                               Chief Investment Officer
 Columbus, OH 43215

 Mark R. Thresher                                             Senior Vice President and Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

 Barbara J. Shane                                             Vice President - Compliance Officer
 Two Nationwide Plaza
 Columbus, OH 43215

 Alan A. Todryk                                                    Vice President - Taxation
 One Nationwide Plaza
 Columbus, OH 43215

 John F. Delaloye                                                     Assistant Secretary
 One Nationwide Plaza
 Columbus, OH 43215

 Glenn W. Soden                                              Associate Vice President and Secretary
 One Nationwide Plaza
 Columbus, OH 43215

 E. Gary Berndt                                                       Assistant Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

 Carol L. Dove                                Associate Vice President -Treasury Services and Assistant Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

 Terry C. Smetzer                                                     Assistant Treasurer
 One Nationwide Plaza
 Columbus, OH 43215


          (c)
-------------------------------------------------------------------------------------------------------------------------
NAME OF PRINCIPAL UNDERWRITER  NET UNDERWRITING         COMPENSATION ON         BROKERAGE          COMPENSATION
                               DISCOUNTS AND            REDEMPTION OR           COMMISSIONS
                               COMMISSIONS              ANNUITIZATION
-------------------------------------------------------------------------------------------------------------------------

Nationwide Investment          N/A                      N/A                     N/A                N/A
Services Corporation



Item 30.  LOCATION OF ACCOUNTS AND RECORDS

          John Davis
          Nationwide Life Insurance Company
          One Nationwide Plaza
          Columbus, OH  43215

Item 31.  MANAGEMENT SERVICES

          Not Applicable

Item 32.  UNDERTAKINGS

          The Registrant hereby undertakes to:

          (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (b) include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

          (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

          The Registrant represents that any of the contracts which are issued pursuant to Section 403(b) of the Code, are issued by Nationwide through the Registrant in reliance upon, and in compliance with, a no-action letter issued by the Staff of the Securities and Exchange Commission to the American Council of Life Insurance (publicly available November 28, 1988) permitting withdrawal restrictions to the extent necessary to comply with Section 403(b)(11) of the Code.

          Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                                   SIGNATURES


As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-9, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 6th day of September, 2001.



                                                                            NATIONWIDE VARIABLE ACCOUNT-9
                                                   ----------------------------------------------------------------------------
                                                                                     (Registrant)
                                                                          NATIONWIDE LIFE INSURANCE COMPANY
                                                   ----------------------------------------------------------------------------
                                                                                      (Depositor)

                                                                              By/s/STEVEN SAVINI, ESQ.
                                                   ----------------------------------------------------------------------------
                                                                                   Steven Savini, Esq.



As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of September, 2001.



               SIGNATURE                                   TITLE

LEWIS J. ALPHIN                                           Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                                Director
----------------------------------------
A. I. Bell

YVONNE M. CURL                                            Director
----------------------------------------
Yvonne M. Curl

KENNETH D. DAVIS                                          Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                            Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                          Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                            Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                               President and Chief Operating
----------------------------------------            Officer and Director
Joseph J. Gasper

W.G. JURGENSEN                                    Chief Executive Officer
----------------------------------------                And Director
W.G. Jurgensen

DAVID O. MILLER                                  Chairman of the Board and
----------------------------------------                  Director
David O. Miller

RALPH M. PAIGE                                            Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                        Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                          Director                              By /s/ STEVEN SAVINI
----------------------------------------                                             ------------------------------------------
Arden L. Shisler                                                                                       Steven Savini
                                                                                                      Attorney-in-Fact
ROBERT L. STEWART                                         Director
----------------------------------------
Robert L. Stewart